Exhibit 99.1

NOTICE AND INFORMATION CIRCULAR
FOR THE
SPECIAL MEETING OF SHAREHOLDERS
IN RESPECT OF AN ARRANGEMENT
AMONG
NORTHERN ORION RESOURCES INC., ITS SHAREHOLDERS
AND YAMANA GOLD INC.

To Be Held At
Hyatt Regency Hotel
Cypress Room, 34th Floor
655 Burrard Street
Vancouver, British Columbia

On August 22, 2007 at 10:00 a.m.

Dated as of July 20, 2007

NORTHERN ORION RESOURCES INC.
Suite 250, 1075 West Georgia Street
Vancouver, British Columbia V6C 3C9

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated July 23, 2007, a special meeting (the “Meeting”) of Northern Orion Shareholders will be held at the Hyatt Regency Hotel, the Cypress Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, on August 22, 2007 at 10:00 a.m. (Vancouver time), for the following purposes:

1.                                       To consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an Arrangement under section 288 of the Business Corporations Act (British Columbia) which involves a business combination of Northern Orion Resources Inc. (“Northern Orion”) with Yamana Gold Inc. (“Yamana”) through, among other things, the acquisition of Northern Orion by Yamana through the exchange of the Northern Orion Shares for Yamana Shares and cash as more fully set forth in the accompanying information circular (the “Circular”) of Northern Orion; and

2                                          To transact such further or other business as may properly come before the Meeting and any postponements or adjournments thereof.

Copies of the Arrangement Resolution, Plan of Arrangement made pursuant to the Business Combination Agreement, Interim Order, and Notice of Hearing of Petition for Final Order are attached to the Circular as Appendices A, C, F and G, respectively.

AND TAKE NOTICE that Northern Orion Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Northern Orion Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss of any right of dissent.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. All capitalized terms not otherwise defined in this Notice are defined in the accompanying Circular.  Also accompanying this Notice is a form of proxy. Any postponed or adjourned meeting resulting from a postponement or adjournment of the Meeting, as applicable, will be held at a time and place to be specified either by Northern Orion before the Meeting or by the Chair at the Meeting. Only Northern Orion Shareholders of record at the close of business (Vancouver time) on July 20, 2007 will be entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia, July 20, 2007

BY ORDER OF THE BOARD

“DAVID COHEN”
President & Chief Executive Officer

Registered Northern Orion Shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed prepaid envelope. To be used at the Meeting, proxies must be received by Northern Orion’s registrar and transfer agent, Pacific Corporate Trust Company, before 10:00 a.m (Vancouver time) on August 20, 2007 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays in Canada or the United States) before the time that any adjourned or postponed Meeting is reconvened or held, as the case may be, subject to the discretion of the Chairman of the Meeting. If you are a non-registered Northern Orion Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Northern Orion Shares not being voted at the Meeting.

IF YOU HAVE ANY QUESTIONS ABOUT THE INFORMATION CONTAINED IN THE CIRCULAR OR REQUIRE ASSISTANCE IN COMPLETING YOUR PROXY FORM, PLEASE CONTACT NORTHERN ORION’S PROXY SOLICITATION AGENT, KINGSDALE SHAREHOLDER SERVICES INC., AT 1-800-775-5159 (TOLL-FREE IN NORTH AMERICA). BANKS AND BROKERS SHOULD CALL 1-416-867-2272. SEE THE BACK PAGE OF THE CIRCULAR FOR DETAILS.

Support Agreement	44
The Arrangement	44
Opinion of the Fairness Advisor	44
Principal Steps of the Arrangement and Completion of Transactions Under the Business Combination Agreement	45
Meridian Offer	46
The Loan	49
Directors and Officers of the Combined Company - Post-Arrangement	50
Procedure and Terms For Exchange of Northern Orion Shares and Tax Election	50
Northern Orion Employee Options	52
Northern Orion Warrants and Northern Orion Non-Employee Options	52
Regulatory Matters Relating to the Arrangement	52
Regulatory Matters Relating to Meridian Offer	53
Stock Exchange Approvals and Listings	54
Fees, Costs and Expenses	54
Interests of Directors and Executive Officers of Northern Orion in the Arrangement	55
Comparison of Shareholder Rights under CBCA	55
Effective Date of the Arrangement	56
Conditions to the Arrangement Becoming Effective	56
Additional Terms of the Business Combination Agreement	57
Amendment of the Business Combination Agreement	64
Termination of the Business Combination Agreement	65
Amendment of the Plan of Arrangement	66
Shareholder and Court Approvals	67
RIGHTS OF DISSENTING NORTHERN ORION SHAREHOLDERS	68
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	69
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	75
SECURITIES LAWS CONSIDERATIONS	83
INFORMATION CONCERNING YAMANA ON A CURRENT BASIS AND THE COMBINED COMPANY ON A PRO FORMA BASIS	87
INFORMATION CONCERNING MERIDIAN	97
INFORMATION CONCERNING NORTHERN ORION	99
DIRECTORS’ APPROVAL	103
CONSENT OF DELOITTE & TOUCHE LLP	104
CONSENT OF PRICEWATERHOUSECOOPERS LLP	105
CONSENT OF McGOVERN, HURLEY, CUNNINGHAM, LLP	106
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B PRO FORMA FINANCIAL STATEMENTS OF YAMANA	B-1
APPENDIX C PLAN OF ARRANGEMENT	C-1
APPENDIX D FAIRNESS OPINION	D-1
APPENDIX E INTERIM ORDER	E-1
APPENDIX F NOTICE OF HEARING OF PETITION	F-1
APPENDIX G COMPARISON OF SHAREHOLDER RIGHTS	G-1
APPENDIX H DISSENT PROVISIONS	H-1
APPENDIX I CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF YAMANA	I-1

ii

Capitalized terms in this part of the Circular not otherwise defined have the meanings set out in the Glossary of Terms in the Circular.

NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Yamana Shares and Converted Yamana Options to be issued under the Arrangement have not been registered under the U.S. Securities Act or applicable state securities laws and are being issued in reliance on the exemption from registration under the U.S. Securities Act set forth in Section 3(a)(10) thereof, on the basis of the approval of the Court as described under “Securities Laws Considerations” in this Circular, and are registered or are being issued in reliance upon exemptions from registration available under applicable state securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by “foreign private issuers”, as such term is defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of Northern Orion and Yamana has been prepared in accordance with Canadian standards under applicable Canadian Securities Laws, and may not be comparable to similar information for United States companies. Similarly, Northern Orion believes that Meridian’s information has been prepared in accordance with Canadian standards, not United States standards.  The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the CIM Standards.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.

In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the SEC standards.

Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Northern Orion Shareholders should be aware that the exchange of their Northern Orion Shares for Yamana Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Northern Orion Shareholders who are resident in, or citizens of, the United States may not be described fully herein. Holders of Northern Orion Options and Northern Orion Warrants should consult their own tax advisors as the tax consequences of any exchange, exercise or sale of any securities received in connection with the Arrangement. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular.

With respect to the unaudited pro forma consolidated financial statements of Yamana included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report.

The enforcement by Northern Orion Shareholders and Northern Orion Optionholders of civil liabilities under the United States federal Securities Laws may be affected adversely by the fact that Northern Orion, Yamana and Meridian are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Northern Orion, Yamana, Meridian and those persons may be located outside the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Legislation concerning the business, operations and financial performance and condition of each of Northern Orion, Yamana and the Combined Company. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Northern Orion, Yamana or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks and other factors include, among others, actual results of exploration activities, actual results of reclamation activities, estimation or realization of mineral reserves and resources, timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of metal, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, risks associated with international operations, risks related to joint venture operations, risks related to the integration of acquisitions, as well as those factors discussed under “The Narrative Description of the Business - Risk Factors” in Northern Orion’s Renewal Annual Information Form and Form 40-F Annual Report for the year ended December 31, 2006 and under “Description of Business - Risk Factors” in Yamana’s Renewal Annual Information Form for the year ended December 31, 2006. The reader is referred as well to those risk factors discussed under “The Narrative Description of the Business - Risk Factors” in Meridian’s Annual Information Form for the year ended December 31, 2006 which is filed on SEDAR.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involve risks related to the consummation or non-consummation of the Arrangement, the Loan and the Meridian Offer and the business and operations of the Combined Company. Pro forma information contained herein is based on the assumption that Northern Orion Shareholders will vote in favour of the Arrangement and that all other conditions to the Arrangement are satisfied or waived, including the Minimum Meridian Condition. Other assumptions include, but are not limited to, the ability of the Combined Company to realize the increased earnings and enhanced growth opportunities currently anticipated for the Combined Company, realize the benefits of the Combined Company’s growth projects, and meet key production and cost estimates. Risks include the risk that upon completion of the Arrangement the market value of both the Northern Orion Shares and the Yamana Shares will be different from the values at the time the exchange ratio was agreed, that the conditions to the Arrangement and in particular the Minimum Meridian Condition will not be satisfied or waived, the Business Combination Agreement may be terminated and the Loan commitment will continue, the information available to Northern Orion in respect of Yamana and Meridian may not be accurate or complete, there may be unforeseen or unexpected tax and other consequences to the transactions which would have a material adverse effect on the Combined Company, production, construction and technological risks related to the Combined Company, capital requirements and operating risks associated with the expanded operations of the Combined Company, risks associated with the market price of the shares of the Combined Company and other risks discussed in this Circular. Although Northern Orion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein.  All of the forward-looking statements made in this Circular are qualified by these cautionary statements.  Specific reference is made to the respective most recent Annual Information Form, Form 40-F annual report, annual management’s discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Northern Orion, Yamana and Meridian.

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Northern Orion’s general expectations concerning the mining industry, Northern Orion, Yamana, Meridian and the Combined Company are based on estimates prepared by Northern Orion or Yamana using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Northern Orion believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Northern Orion is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Northern Orion undertakes no obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Yamana

The following documents, filed by Yamana with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Circular on the basis set forth under “Information Pertaining to Yamana”:

(a)                                  Renewal Annual Information Form of Yamana dated March 20, 2007 for the fiscal year ended December 31, 2006 (“Yamana AIF”);

(b)                                 audited consolidated financial statements of Yamana as at December 31, 2006 and 2005 and for the years ended December 31, 2006, December 31, 2005 and the ten month period ended December 31, 2004, together with the auditors’ report thereon dated March 26, 2007 and the notes thereto and filed on March 30, 2007;

(c)                                  management’s discussion and analysis of financial condition and results of operations of Yamana for the financial years ended December 31, 2006, December 31, 2005 and the ten month period ended December 31, 2004;

(d)                                 unaudited interim consolidated financial statements of Yamana as at March 31, 2007 and for the three month periods ended March 31, 2007 and March 31, 2006;

(e)                                  management’s discussion and analysis of financial condition and results of operations of Yamana for the three months ended March 31, 2007;

(f)                                    management information circular of Yamana dated March 20, 2007 distributed in connection with the annual general meeting of shareholders held on May 2, 2007;

(g)                                 business acquisition report dated December 22, 2006 and filed December 27, 2006 in respect of the acquisition of Viceroy Exploration Ltd. (“Viceroy”) including the audited annual consolidated financial statements of Viceroy as at December 31, 2005 and 2004 and the unaudited interim consolidated financial statements of Viceroy as at September 30, 2006 and for the nine months ended September 30, 2006 excluding the unaudited pro forma financial statements contained therein;

(h)                                 the audited consolidated financial statements of Desert Sun Mining Corp. (“DSM”) for the twelve-month period ended December 31, 2005 and the sixteen-month period ended December 31, 2004 filed under the profile for DSM on SEDAR at www.sedar.com;

(i)                                     material change report of Yamana dated May 10, 2007 related to new management appointments and directorship appointments; and

(j)                                     material change report of Yamana dated July 5, 2007 related to the Arrangement and the Meridian Offer.

Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Yamana with the Canadian Securities Authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Meridian

In addition, certain information from the following documents, filed by Meridian with securities commissions or Canadian Securities Authorities, is incorporated by reference into and forms an integral part of this Circular on the basis set forth under “Information Pertaining to Meridian”.

(a)                                  The following information contained in the Meridian Annual Information Form dated March 28, 2007 for the year ended December 31, 2006:

Heading	Page Reference
Name and Incorporation	5
Use of Gold and Silver	9-10
Refining and Marketing	10
Hedging Program	10-11
Risk Factors	11-15
Property Interests – Chile	15-16
Property Interests – United States	16
Property Interest – Argentina	16-17
Employees	17
Description of Properties – El Peñón	17-22
– Esquel	22-25
– Rossi	25-27
– Beartrack	27-30
– Jeronimo	30
– Mercedes	31
Legal Proceedings – USA	39-40
– Chile	40
– Argentina	40
Material Contracts	41

(b)                                 consolidated financial statements of Meridian as at December 31, 2006 and 2005 and for the years ended December 31, 2006, December 31, 2005, but excluding the auditors’ report thereon as the auditors have not given their consent to include their audit report in this Circular;

(c)                                  unaudited consolidated financial statements of Meridian as at March 31, 2007 and for the three month periods ended March 31, 2007 and March 31, 2006.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to U.S. dollars and all reference to Cdn.$ or “Canadian dollars” in this Circular refer to Canadian dollars. Yamana’s financial statements that are included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with Canadian GAAP.

EXCHANGE RATES

The following table sets forth, for each indicated period, the ending, average, high, and low exchange rates for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates, as reported by the Bank of Canada:

	Three Months Ended March 31	Year ended December 31
	2007	2006	2005	2004
Rate at end of period	$1.16	$1.17	$1.17	$1.20
Average rate during period	1.17	1.13	1.21	1.30
High for the period	1.19	1.17	1.27	1.40
Low for the period	1.15	1.10	1.15	1.18

On June 26, 2007, the last trading day before the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates provided by the Bank of Canada, was Cdn.$1.0693.

On July 20, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was Cdn.$1.0440.

LEGAL MATTERS

Certain securities matters relating to the Arrangement and to the Yamana Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Northern Orion by DuMoulin Black LLP, Vancouver, British Columbia; certain Canadian tax and securities matters relating to the Arrangement and the Yamana securities to be distributed pursuant to the Arrangement will be reviewed on behalf of Northern Orion by Blake, Cassels & Graydon LLP and certain U.S. legal matters relating the Arrangement and Yamana securities to be distributed pursuant to the Arrangement will be reviewed on behalf of Northern Orion by Troutman Sanders LLP. As of the date hereof, the partners and associates of each of DuMoulin Black LLP, Blake, Cassels & Graydon LLP and Troutman Sanders LLP, beneficially owned, directly or indirectly, less than 1% of the issued Northern Orion Shares.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at July 20, 2007, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Northern Orion.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Northern Orion Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Business Combination Agreement, the Plan of Arrangement and the Loan Agreement are merely summaries of the terms of those documents. Northern Orion Shareholders should refer to the full text of the Business Combination Agreement, the Plan of Arrangement and the Loan Agreement for complete details of those documents. The full text of the Business Combination Agreement and Loan Agreement may be viewed on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. The Plan of Arrangement is appended hereto as Appendix C.

INFORMATION PERTAINING TO YAMANA

CERTAIN INFORMATION IN THIS CIRCULAR PERTAINING TO YAMANA IS DERIVED FROM YAMANA’S PUBLICLY AVAILABLE DOCUMENTS OR RECORDS OF YAMANA ON FILE WITH CANADIAN SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES AT THE TIME OF THIS CIRCULAR.  YAMANA HAS REVIEWED THIS CIRCULAR AND CONFIRMED THE ACCURACY AND COMPLETENESS OF THE INFORMATION RESPECTING YAMANA HEREIN.  ALTHOUGH NORTHERN ORION DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT SUCH INFORMATION IS UNTRUE OR INCOMPLETE, NEITHER NORTHERN ORION NOR ANY OF ITS DIRECTORS OR OFFICERS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION INCLUDING ANY OF YAMANA’S FINANCIAL STATEMENTS, THE FINANCIAL STATEMENTS OF DSM OR VICEROY, OR FOR THE FAILURE BY YAMANA TO DISCLOSE EVENTS OR INFORMATION THAT MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION.

INFORMATION PERTAINING TO MERIDIAN

CERTAIN INFORMATION IN THIS CIRCULAR PERTAINING TO MERIDIAN IS DERIVED FROM MERIDIAN’S PUBLICLY AVAILABLE DOCUMENTS OR RECORDS OF MERIDIAN ON FILE WITH CANADIAN SECURITIES REGULATORY AUTHORITIES AND OTHER PUBLIC SOURCES AT THE TIME OF THIS CIRCULAR.  NORTHERN ORION HAS NOT VERIFIED ANY OF THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN RELATING TO MERIDIAN AND, ALTHOUGH NORTHERN ORION DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT SUCH INFORMATION IS UNTRUE OR INACCURATE, NEITHER NORTHERN ORION NOR ANY OF ITS DIRECTORS OR OFFICERS ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION INCLUDING THE INFORMATION REFERRED TO UNDER “INFORMATION CONCERNING MERIDIAN”, NOR FOR THE FAILURE BY MERIDIAN TO DISCLOSE EVENTS OR INFORMATION THAT MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION.

For further information regarding Meridian, refer to Meridian’s filings with the Canadian securities regulatory authorities which may be obtained through the SEDAR website at www.sedar.com.  For further information regarding the Meridian Offer, refer to the Meridian Offer Circular filed by Yamana filed with the Canadian securities regulatory authorities under Meridian’s profile at www.sedar.com.

SUMMARY

The following summarizes the principal features of the Arrangement and certain other matters and should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated in this Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms which follows this Summary or as set out in this Summary. The full text of the Business Combination Agreement may be viewed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov under filings made by Northern Orion.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on August 22, 2007, at 10:00 a.m. (Vancouver time) at the Hyatt Regency Hotel, the Cypress Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia.

The Record Date

The Record Date for determining the Northern Orion Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on July 20, 2007.

Purpose of the Meeting

The purpose of the Meeting is for Northern Orion Shareholders to consider and, if thought fit, pass, with or without variation, the Arrangement Resolution.

This Circular is furnished in connection with the solicitation of proxies by management of Northern Orion for use at the Meeting. At least 75% of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

The Arrangement

Purpose

The purpose of the Arrangement is to effect a business combination between Northern Orion and Yamana and, via a concurrent bid for Meridian by Yamana, a business combination with Meridian.  The Arrangement among Northern Orion, Northern Orion Shareholders and Yamana is to be carried out pursuant to the Business Combination Agreement and the Plan of Arrangement.

The Plan of Arrangement will involve the following transactions:

•                                          the issue and payment by Yamana to Northern Orion Shareholders of 0.543 of a Yamana Share and Cdn.$0.001 in cash for each Northern Orion Share held;

•                                          the exchange of certain Northern Orion Options for financially equivalent Converted Yamana Options;

•                                          each Northern Orion Warrant and certain Northern Orion Options will entitle the holder upon exercise to acquire 0.543 of a Yamana Share and Cdn.$0.001 in cash in lieu of each Northern Orion Share issuable upon such exercise and on the same other terms and conditions as the Northern Orion Warrants or such Northern Orion Options, as applicable.

Closing of the Arrangement is conditional upon the satisfaction, among other things, of the Minimum Meridian Condition (see “Meridian Offer and Minimum Meridian Condition” below).

On completion of the Arrangement, and assuming the acquisition by Yamana of a minimum of 66 2/3% of the issued and outstanding Meridian Shares on a fully-diluted basis, Northern Orion Shareholders should hold approximately 14.2% of the total issued and outstanding Yamana Shares.  Northern Orion Shareholders should hold approximately 12.5% of the total issued and outstanding Yamana Shares if 100% of the Meridian Shares are acquired by Yamana on a fully-diluted basis.

Reasons for the Arrangement and Recommendation of the Northern Orion Board

After careful consideration, the Northern Orion Board has unanimously determined that the consideration to be received by Northern Orion Shareholders under the Arrangement is fair from a financial point of view to Northern Orion Shareholders and that the Arrangement is in the best interests of Northern Orion. Accordingly, the Northern Orion Board unanimously recommends that Northern Orion Shareholders vote FOR the Arrangement Resolution.

In the course of its evaluation of the Arrangement, the Northern Orion Board consulted with Northern Orion’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Northern Orion’s due diligence review of Yamana, and considered a number of factors including, among others, the following benefits of the Arrangement:

•                                          Significant Premium: Yamana has offered Northern Orion Shareholders a significant premium of approximately 28.4% based on the respective average closing prices of each of the Yamana Shares and the Northern Orion Shares on the TSX for the 20 trading days prior to announcement of the Arrangement, or approximately 21.3% based on the closing TSX prices of Northern Orion Shares and Yamana Shares on June 27, 2007.

•                                          Participation in a Pre-eminent Intermediate Gold Company:  The proposed business combination among Yamana, Meridian and Northern Orion presents a unique opportunity to create a stronger established gold mining company with the following attributes:

•                                          Significant Resources:  Total measured and indicated gold resources, of approximately 27.7 million ounces, and an additional 13.1 million ounces of inferred gold resources. Measured and indicated silver resources of approximately 231.8 million ounces and approximately 19.7 billion pounds of copper, based on the respective 2006 year end figures of Yamana, Meridian and Northern Orion.

•                                          Strong Production Growth:  Estimated gold production expected to grow from 660,000 ounces in 2006 to approximately 1.5 million ounces by 2009 from nine operating mines, representing potential growth in production of approximately 120% from 2006 to 2009.

•                                          Low Cash Cost Producer:  Sustainable negative cash operating costs through 2010 per ounce of gold, net of by-product credits (based on certain assumed silver and copper prices).

•                                          Strong Balance Sheet:  Based on the unaudited financial statements of all three companies as at March 31, 2007, and assuming the exercise of all in-the-money stock options and warrants, the Combined Company would have a pro forma cash position of approximately $575 million as at March 31, 2007.

•                                          Strong cash flow on a pro forma basis: The Combined Company is expected to generate strong operating cash flow, and the Combined Company’s cash balance is expected to grow while achieving its stated growth objectives.

•                                          Market Capitalization and Shareholder Liquidity:  The Combined Company’s market capitalization, based on current share prices is expected to be in excess of $8.3 billion (based on basic shares outstanding) and the additional trading liquidity associated with the increase in size of the Combined Company is expected to make the shares of the Combined Company more attractive to investors than would be the case for any of the companies on a stand alone basis.

•                                          Geographic and Portfolio Diversification:  The business combination will create an established mid-tier producer with a solid foundation of nine operating mines, plus a pipeline of six development projects all within Central and Latin America.

•                                          Large Argentine Presence:  The Combined Company will have interests in four mining and development assets in Argentina including a 12.5% interest in the Alumbrera mine that produced 641,000 ounces of gold and 397 million pounds of copper in 2006. The significant presence in Argentina of Yamana and Northern Orion provides the basis for further talks with regional governments and local residents with respect to the development of the Esquel development project.

•                                          Alumbrera/Agua Rica Mine Integration:  Agua Rica has the potential to be developed either as a stand alone project with annual production projected based on feasibility study to be 136,000 tonnes of copper, 125,000 ounces of gold and 16 million pounds of molybdenum, or on an integrated basis with the Alumbrera complex which could potentially extend Alumbrera’s mine life from 2016 to 2032. The Combined Company is expected to be in a stronger financial position to evaluate development alternatives and maximize value for Agua Rica.

•                                          Ability to Capitalize on Growth Opportunities.  Strategically, the Combined Company will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise within Latin America and throughout the industry.

The Northern Orion Board also reviewed a number of potential risks associated with the Arrangement, the Loan, the Meridian Offer and the Combined Company.  See “Risk Factors” and “The Arrangement - Reasons for the Arrangement and Recommendation of the Northern Orion Board” in this Circular for information regarding the recommendation of the Northern Orion Board.

Support Agreement

The directors and executive officers of Northern Orion have entered into the Support Agreement with Yamana pursuant to which they have agreed, among other things, to support the Arrangement and vote the Northern Orion Shares subject to the Support Agreement in favour of the Arrangement Resolution.

Opinion of Northern Orion’s Fairness Advisor

As at the date of its opinion and based on the information and procedures and subject to the limitations described in the Fairness Opinion, the Fairness Advisor has concluded that the consideration to be received by Northern Orion Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Northern Orion Shareholders  See “The Arrangement - Opinion of the Fairness Advisor” in this Circular and the Fairness Opinion, which is attached as Appendix D.

The Companies

Northern Orion is a reporting issuer (or equivalent) in each province and territory of Canada. Northern Orion Shares trade on the TSX under the symbol “NNO” and the AMEX under the symbol “NTO”.  The Northern Orion Warrants trade on the TSX under the symbols “NNO.WT” and “NNO.WT.A” respectively.  Northern Orion is a mid-tier copper and gold producer with operations in Argentina.  See “Information Concerning Northern Orion” in this Circular.

Yamana is a reporting issuer (or equivalent) in each province of Canada.  Yamana Shares trade on the TSX under the symbol “YRI”, the NYSE under the symbol “AUY” and on the LSE under the symbol “YAU”. Yamana is an intermediate gold producer with operations in Argentina, Brazil, Honduras and Nicaragua. See “Information Concerning Yamana On a Current Basis and the Combined Company on a Pro Form Basis” in this Circular.

Meridian is a reporting issuer (or equivalent) in each province of Canada.  Meridian Shares trade on the TSX under the symbol “MNG” and on the NYSE under the symbol “MDG”. Meridian is an intermediate gold producer with producing properties in Chile and exploration properties in Chile, Mexico, the United States, Nicaragua and Peru. See “Information Concerning Meridian” in this Circular.

See “Information Concerning Yamana on a Current Basis and the Combined Company on a Pro Forma Basis” in this Circular for a description of Yamana after giving effect to the Arrangement and acquisition by Yamana of a minimum of 66 2/3% of the issued and outstanding Meridian Shares on a fully-diluted basis.

Meridian Offer and Minimum Meridian Condition

Completion of the Arrangement is subject to satisfaction of the Minimum Meridian Condition.

On July 19, 2007 Yamana commenced, by take-over bid, the Meridian Offer to acquire all of the Meridian Shares in consideration for the payment of Cdn.$3.15 in cash plus 2.235 Yamana Shares, subject to pro ration.  If a minimum of 66 2/3% of the issued and outstanding Meridian Shares, calculated on a fully-diluted basis, have been deposited pursuant to the Meridian Offer and not withdrawn as at the expiry of the Meridian Offer and provided that all other conditions to the Meridian Offer have been satisfied or waived, the Minimum Meridian Condition will have been satisfied.  Upon satisfaction of the Minimum Meridian Condition, Yamana has agreed to use its commercially reasonable best efforts to complete the Second Step Transaction to acquire all of the remaining issued and outstanding common shares of Meridian, on such terms and conditions as Yamana determines.

The Meridian Offer is open for acceptance until 8:00 p.m. (Toronto time) on August 27, 2007, or until such later time and date or times and dates to which it may be extended, unless the Meridian Offer is withdrawn by Yamana.  Yamana will have the right to withdraw the Meridian Offer and not take up or pay for any Meridian Shares deposited pursuant to the Meridian Offer if any of the conditions to the Meridian Offer have not been satisfied or waived by Yamana at or before the expiry time of the Meridian Offer. The Meridian Offer is conditional upon, among other things, all of the conditions to the Arrangement having been satisfied or waived, there having been validly deposited pursuant to the Meridian Offer and not withdrawn at the expiry time such number of Meridian Shares which constitutes at least 66 2/3% of the issued and outstanding Meridian Shares calculated on a fully-diluted basis and the absence of any circumstances on or after June 27, 2007 leading to a Material Adverse Effect on Meridian.

Yamana has exclusive control over all matters relating to the Meridian Offer and the Second Step Transaction, including all negotiations, variations, extensions, termination or withdrawal of the Meridian Offer; determination, satisfaction or waiver of conditions of the Meridian Offer; the taking-up of Meridian Shares pursuant to the Meridian Offer; any applications for regulatory relief or approval; and the negotiation of any Converted Consensual Transaction.  See “Meridian Offer” and “Minimum Meridian Condition” in this Circular.

For further information regarding the Meridian Offer, refer to the Meridian Offer Circular filed by Yamana with the Canadian securities regulatory authorities under Meridian’s profile at www.sedar.com.

The Loan

Northern Orion has agreed to loan up to $200 million to Yamana to fund a portion of the cash consideration payable by Yamana in consideration for the Meridian Shares taken-up pursuant to the Meridian Offer or the Second Step Transaction.  The advance of the Loan to Yamana is not conditional upon the completion of the Arrangement and the Loan Agreement will not terminate upon the termination of the Business Combination Agreement except in the case of a material breach by Yamana of its covenants in the Business Combination Agreement (provided that at the time of any such breach an Acquisition Proposal in respect of Northern Orion has not been publicly announced or made by a person other than Yamana).

Yamana is entitled to draw down on the Loan only if it determines that it will take up and pay for Meridian Shares deposited pursuant to the Meridian Offer, the Minimum Meridian Condition has been satisfied and all other conditions to the Meridian Offer have been satisfied or waived.

The Loan is a non-revolving term facility.  Amounts drawn will bear interest at LIBOR plus 2% per annum payable quarterly.  The Loan will be secured by a first ranking perfected pledge of Meridian Shares acquired by Yamana having an aggregate market value equal to $400 million based on the 20-day volume-weighted average price of the Meridian Shares for the period ending immediately prior to Yamana’s announcement of the Meridian Offer.  Yamana will pay all of Northern Orion’s reasonable out of pocket expenses incurred in connection with the Loan and the security, to a maximum of $100,000.  The Loan and Loan facility will mature and be repayable on the earlier of: (a) 30 days after the date on which Yamana acquires 100% of the issued and outstanding Meridian Shares; and (b) 12 months after the first draw down on the Loan.  The Loan and Loan facility will terminate on December 31, 2007 if all conditions precedent to the draw down are not met by that date.

Post-Arrangement Organization

Upon completion of the Arrangement and the Meridian Offer, the Combined Company will have nine operating mines with a pipeline of six development projects, and an increased presence in Latin America, including Yamana’s Chapada mine in Brazil (copper/gold), Meridian’s El Peñón project and the Minera Florida Mine in Chile (gold/silver), Northern Orion’s Agua Rica project in Argentina (copper/gold/molybdenum) and its’ 12.5% indirect interest in the Alumbrera project in Argentina (copper/gold).

On completion of the Arrangement and satisfaction of the Minimum Meridian Condition, Yamana as the Combined Company will continue to be a corporation governed by the laws of Canada. After the Effective Date, Yamana will own all of the Northern Orion Shares and a minimum of 66 2/3% of the issued and outstanding Meridian Shares (on a fully-diluted basis).  Yamana’s directors and officers will be the directors and officers of the Combined Company.  See Appendix I for information on Yamana’s directors and officers.

The business and operations of Northern Orion and Meridian will be managed and operated as subsidiaries of Yamana. It is expected that the business operations of Yamana, Northern Orion and Meridian will be consolidated and the principal executive office of the Combined Company will be located at Suite 1102, 150 York Street, Toronto, Ontario, M5H 2S5 (telephone number (416) 815-0220).  Yamana’s shares are listed on the TSX, the NYSE and the LSE.

Conditions of the Arrangement

The Arrangement is subject to a number of mutual conditions which can only be waived by both Yamana and Northern Orion, including, among others: (i) the Interim Order will have been granted in form and substance satisfactory to Yamana and Northern Orion, and not set aside or modified in a manner unacceptable to the parties, each acting reasonably; (ii) receipt of Northern Orion Shareholder (and if required by law, Yamana shareholder) approval; (iii) satisfaction of the Minimum Meridian Condition; (iv) no material change in Northern Orion’s senior officer employment arrangements or engagements; (v) the Effective Time will be on or before December 31, 2007; (vi) the Final Order will have been granted in form and substance satisfactory to Yamana and Northern Orion, and not set aside or modified in a manner unacceptable to the parties, each acting reasonably; (vii) no law, ruling or regulation shall make it illegal or negatively impact the Arrangement so as to have a Material Adverse Effect on Northern Orion or Yamana; (viii) the TSX will have conditionally approved the listing thereon, and the NYSE and the LSE will have authorized for listing, subject to official notice of issuance, of the Yamana Shares (including the Yamana Shares issuable upon exercise of the Northern Orion Options and Northern Orion Warrants) to be issued pursuant to the Arrangement, (ix) the TSX will have approved the continued listing thereon of the Northern Orion Warrants; (x) receipt of all required consents, permits and other regulatory approvals and all third party consents; (xi) the Yamana Shares to be issued in Canada will be exempt from the prospectus and registrations requirements and resale requirements of Canadian securities laws; (xii) the Yamana securities to be issued in the United States upon the exchange of the Northern Orion Shares will be exempt from registration requirements under the U.S. Securities Act and will be registered or exempt from registration under applicable state securities laws; and (xiii) the Business Combination Agreement has not been terminated pursuant to the terms thereof.  See ‘‘The Arrangement — Shareholder and Court Approvals’’, ‘‘The Arrangement — Regulatory Matters Relating to the Arrangement’’, and ‘‘The Arrangement — Conditions to the Arrangement Becoming Effective”.

The obligation of Northern Orion to complete the Arrangement is subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) the representations and warranties of Yamana under the Business Combination Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgement of Northern Orion, have a Material Adverse Effect on Yamana; (ii) there having been no changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could have, a Material Adverse Effect on Yamana; (iii) Yamana having complied in all material respects with its covenants in the Business Combination Agreement; and (iv) the Yamana Board must have adopted all necessary resolutions and taken all other necessary corporate action required to permit the consummation of the Arrangement.

The obligation of Yamana to complete the Arrangement is subject to the satisfaction of certain additional conditions in its favour, including, among others:  (i) the representations and warranties of Northern Orion under the Business Combination Agreement being true and correct, except where failure or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgement of Yamana, have a Material Adverse Effect on Northern Orion; (ii) there having been no change in the capital structure of Northern Orion without the prior consent of Yamana; (iii) Northern Orion having complied in all material respects with its covenants in the Business Combination Agreement; (iv) no more than 2% of the Northern Orion Shares will be subject to the exercise of Dissent Rights; (v) the Northern Orion Board and the boards of each applicable subsidiary must have adopted all necessary resolutions and taken all other necessary corporate action required to permit the consummation of the Arrangement; and (vi) the Loan Agreement will be in full force and effect and will not have been terminated.

Any or all of the foregoing conditions including the Minimum Meridian Condition may be waived by the benefiting party.

See “The Arrangement – Conditions to the Arrangement Becoming Effective” in this Circular.

Non-Solicitation Covenant of Northern Orion

Pursuant to the Business Combination Agreement, Northern Orion has agreed that it will not, except as provided below, directly or indirectly: (i) solicit or promote any inquiries or proposals or furnish information regarding any Acquisition Proposal or potential Acquisition Proposal; (ii)  participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) remain neutral with respect to or recommend any Acquisition Proposal; (iv) change its recommendation of the Arrangement; (v) enter into an agreement related to an Acquisition Proposal or that requires Northern Orion not to complete the Arrangement; or (vi) make any public announcement or take any action inconsistent with the recommendation of the Northern Orion Board to approve the Arrangement.

Notwithstanding the foregoing, the Northern Orion Board may, on the terms set out in the Business Combination Agreement, consider, negotiate and provide information relating to any unsolicited written Acquisition Proposal that may constitute a Superior Proposal or a transaction in respect of its Agua Rica project.

See “The Arrangement - Additional Terms of the Business Combination Agreement - Non-Solicitation Covenant of Northern Orion” in this Circular.

Change in Northern Orion Recommendation

Northern Orion may change its recommendation of the Arrangement if, in the good faith judgment of the Northern Orion Board, after consultation with outside counsel, such action is necessary for the Northern Orion Board to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and (except as may otherwise be necessary for the Northern Orion Board to act in a manner consistent with its fiduciary duties) Yamana is given 48 hours advance written notice of its intention to consider such a proposal.  Northern Orion may, if the Business Combination Agreement is not otherwise terminated, continue to be obligated to hold the Meeting.

Superior Proposal

Northern Orion may accept, approve, recommend or enter into any agreement, understanding or arrangement with respect to a Superior Proposal received prior to the date of approval of the Arrangement by Northern Orion Shareholders or after the date which is 11 days after the approval of the Arrangement or during said 11 day period if, after the date of approval of the Arrangement Yamana has extended the expiry time of or otherwise varied the terms of the Meridian Offer, if:  (i) Northern Orion has complied with the provisions of the Business Combination Agreement respecting Acquisition Proposals and non-solicitation of Acquisition Proposals; (ii) Northern Orion has provided Yamana with a copy of the Superior Proposal document and the information regarding such Superior Proposal required by the Business Combination Agreement; (iii) the Northern Orion Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Northern Orion Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement and to approve or recommend the Superior Proposal; (iv) the Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Northern Orion or any of its subsidiaries completes the Arrangement or any similar other transaction with Yamana or any of its affiliates agreed to prior to the termination of the Business Combination Agreement; and (v) four business days shall have elapsed from the later of the date Yamana received a written notice (a “Superior Proposal Notice”) advising Yamana that the Northern Orion’s Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and the date Yamana received a copy of such Superior Proposal document.  If Northern Orion provides Yamana with a Superior Proposal Notice on a date that is less than seven business days prior to a Northern Orion Meeting or Post-Amendment Meeting, Northern Orion will, at the request of Yamana, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice.  If this Circular has been sent to the Northern Orion Shareholders prior to the expiry of the four business day period set forth above, Yamana may request in writing that the Meeting proceed and, unless ordered by the Court, Northern Orion must take all reasonable steps necessary to hold the Meeting and to cause the Arrangement to be voted on at such Meeting.

During the four business day period, Yamana will have the opportunity to offer in writing to amend the terms of the Business Combination Agreement and the Arrangement. The Northern Orion Board must review any such amended offer by Yamana and determine in good faith whether the amended offer of Yamana would result in such Superior Proposal ceasing to be a Superior Proposal and, if so determined by the Northern Orion Board, Northern Orion must enter into an amended agreement with Yamana reflecting the amended proposal of Yamana.

See “The Arrangement - Additional Terms of the Business Combination Agreement - Superior Proposal” in this Circular.

Termination of Business Combination Agreement

The Business Combination Agreement may be terminated at any time before the Effective Date, in the circumstances specified in the Business Combination Agreement.  See “The Arrangement - Amendment of the Business Combination Agreement” and “The Arrangement - Termination of the Business Combination Agreement” in this Circular.

Termination Fee

The Business Combination Agreement provides that Northern Orion must pay a Termination Fee of Cdn.$35 million or Cdn.$50 million to Yamana in the circumstances described in the Circular.  See “The Arrangement – Termination of the Arrangement Agreement – Termination Fee” in this Circular.

Exchange of Northern Orion Share Certificates and Treatment of Fractional Shares

As soon as practicable after the Effective Date, a letter of transmittal containing instructions for the deposit of certificates for Northern Orion Shares with the Depositary at its principal office in Toronto, Ontario will be forwarded to each former Registered Shareholder for use in exchanging their Northern Orion Share certificates for Yamana Share certificates and the cash payment. Upon return of a properly completed letter of transmittal by a Registered Shareholder, together with certificates representing Northern Orion Shares and such other documents as the Depositary may require, certificates for the appropriate number of Yamana Shares and a cheque representing the cash payment will be mailed to the Registered Shareholder. Registered Shareholders who intend to make an election under Section 85 of the ITA should indicate that intention in the space provided in the letter of transmittal, and will be sent a tax election package, including the necessary election forms. Beneficial Shareholders will need to deal with their Intermediary Registered Shareholder to receive the tax election package and the necessary election forms.

No fractional Yamana Shares will be issued to Northern Orion Shareholders. The number of Yamana Shares to be issued to Northern Orion Shareholders shall be rounded up to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Share and shall be rounded down to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Share.

Any cash consideration to be received by a Northern Orion Shareholder will be rounded up to the nearest whole cent.

See “The Arrangement - Procedure and Terms For Exchange of Northern Orion Shares and Tax Election” in this Circular.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Date represented outstanding Northern Orion Shares and which has not been surrendered, with all other documents required by the Plan of Arrangement or the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Northern Orion, Yamana or the Depositary. Accordingly, persons who tender certificates for Northern Orion Shares after the sixth anniversary of the Effective Date will not receive Yamana Shares, will not own any interest in Northern Orion, and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Yamana Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered certificates for Northern Orion Shares until the holder surrenders its certificates for Northern Orion Shares in exchange for Yamana Shares and cash in accordance with the Plan of Arrangement. Once such certificates are surrendered, the holder will be sent, in addition to the holder’s Yamana Shares and cash payment, such dividend or other distribution, if any, without interest thereon.

Rights of Dissent

Northern Orion Shareholders have Dissent Rights with respect to the Arrangement. These Dissent Rights must be strictly complied with in order for a Northern Orion Shareholder to receive cash representing the fair value of Northern Orion Shares held. See “Rights of Dissenting Northern Orion Shareholders” in this Circular. It is a condition of the Arrangement that Dissent Rights not be exercised in an amount that exceeds 2% of the outstanding Northern Orion Shares.

Interests of Certain Persons in the Arrangement

Certain directors and officers of Northern Orion have interests in the Arrangement that are different from the interests of Shareholders generally.  These interests relate primarily to certain benefits that are or may be triggered under executive employment agreements of certain officers of Northern Orion following a change of control of Northern Orion.  See “The Arrangement – Interests of Directors and Executive Officers of Northern Orion in the Arrangement”.

Income Tax Considerations

Northern Orion Shareholders should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.

For Canadian federal income tax purposes, a Northern Orion Shareholder who is resident in Canada for the purpose of the ITA, who holds Northern Orion Shares as capital property and who is an Eligible Holder should generally be able to exchange Northern Orion Shares for Yamana Shares and cash under the Arrangement on a tax-deferred rollover basis by making an appropriate Section 85 Election jointly with Yamana.  Such a Northern Orion Shareholder who does not make such a Section 85 Election will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Yamana Shares and cash received by the Northern Orion Shareholder under the Arrangement exceed (or are less than) the Northern Orion Shareholder’s adjusted cost base of the Northern Orion Shares and any reasonable costs of disposition.

A Northern Orion Shareholder who is not resident in Canada for the purpose of the ITA will not be subject to tax under the ITA on any capital gain realized on the exchange of such Northern Orion Shareholder’s Northern Orion Shares for Yamana Shares and cash under the Arrangement, unless the Northern Orion Shares are “taxable Canadian property” to such Northern Orion Shareholder and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of a applicable tax convention.

A Northern Orion Shareholder who is not resident in Canada and is an Eligible Non-Resident, and hence an Eligible Holder, and thus would be subject to Canadian income tax on any gain realized on the disposition of a Northern Orion Share, should generally be able to exchange Northern Orion Shares for Yamana Shares and cash under the Arrangement on a tax deferred rollover basis by making an appropriate Section 85 Election jointly with Yamana.  Such Northern Orion Shareholder who does not make an Section 85 Election will generally realize a capital gain (or a capital loss) equal to the amount by which the fair market value of the Yamana Shares and cash received by the Northern Orion Shareholder under the Arrangement exceed (or are less than) the Northern Orion Shareholder’s adjusted cost base of the Northern Orion Share and reasonable costs of disposition.

The foregoing summary is qualified in its entirety by the more detailed discussion of Canadian federal income tax consequences of the Arrangement set forth under the heading “Canadian Federal Income Tax Considerations”.

Although the matter is not free from doubt, the exchange of Northern Orion Shares for Yamana Shares and cash pursuant to the Arrangement (assuming it is combined with the Contribution and Amalgamation (each as defined below) and treated as part of an integrated transaction) should qualify as a tax-deferred reorganization for U.S. federal income tax purposes.  In accordance with treatment of this exchange as a reorganization and except as discussed below and as subject to the passive foreign investment company rules of Sections 1291-1298 of the Code, the U.S. Shareholders should not recognize gain or loss for U.S. federal income tax purposes on the exchange of Northern Orion Shares for Yamana Shares and cash pursuant to the Arrangement, except that gain (but not loss) realized will be recognized to the extent of the cash receive.  There can be no assurance that the Internal Revenue Service will not challenge the qualification of the Arrangement as a tax-deferred reorganization for U.S. federal income tax purposes or that, if challenged, a U.S. court would not agree with the Internal Revenue Service.

The foregoing summary is qualified in its entirety by the more detailed discussion of United States federal income tax consequences of the Arrangement set forth under the heading “United States Federal Income Tax Considerations”.

Securities Laws Information for Canadian Shareholders

The issue of Yamana Shares and Converted Yamana Options pursuant to the Arrangement including the issue of Yamana Shares on exercise of Converted Yamana Options, Northern Orion Non-Employee Options and Northern Orion Warrants will constitute distributions of securities which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. The Yamana Shares may be resold in any province or territory of Canada, provided (i) the trade is not a “control distribution” as defined in National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Yamana, the insider or officer has no reasonable grounds to believe that Yamana is in default of securities legislation.  See “Securities Laws Considerations - Canadian Securities Laws” in this Circular.

Securities Laws Information for United States Shareholders

The Yamana Shares and Converted Yamana Options to be issued to Northern Orion Shareholders or holders of Northern Orion Options, as applicable, pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance on the Section 3(a)(10) Exemption and will be registered or will be issued in reliance upon exemptions from registration under applicable state Securities Laws. Applicability of restrictions on resale imposed by the U.S. Securities Act and applicable state Securities Laws will depend on whether a holder of the Yamana Shares issued pursuant to the Arrangement is an “affiliate” of Yamana or Northern Orion before the Arrangement or an “affiliate” of the Combined Company after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See “Securities Laws Considerations - U.S. Securities Laws” in this Circular.

Yamana Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for Yamana is based on the assumptions described in the notes to the Yamana unaudited pro forma consolidated financial statements as at March 31, 2007 and for the three month period ended March 31, 2007 and the year ended December 31, 2006, attached to this Circular as Appendix B. The pro forma condensed consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement, the Minimum Meridian Condition and the Second Step Transaction had occurred on March 31, 2007. The pro forma consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2007.  The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of Yamana’s consolidated financial position and results from operations if the events reflected therein were in effect on March 31, 2007 or January 1, 2007, nor do they purport to project Yamana’s consolidated financial position or results from operations for any future period.

The unaudited pro forma condensed consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma condensed consolidated financial statements contained in Appendix B, and the audited and unaudited consolidated financial statements of Yamana (which are incorporated by reference in this Circular) and the audited and unaudited consolidated financial statements of Northern Orion and Meridian which are filed on SEDAR.

Summary of Consolidated Financial Information of Yamana

(in thousands of US dollars except for per share information)

	Three months ended March 31		Twelve months ended December 31		Ten months ended December 31
	2007	2006	2006	2005	2004
Consolidated Statement of Operations
Sales	145,133	17,074	169,206	46,038	32,298
Mine operating earnings	76,375	5,178	35,056	8,569	10,377
Operating earnings (loss)	58,428	5,301	(33,725)	(3,775)	3,808
Net earnings (loss) for the period	27,426	(5,907)	(70,163)	(4,111)	2,783
Earnings (loss) per share – basic	0.08	(0.03)	(0.25)	(0.03)	0.03
– diluted	0.07	(0.03)	(0.25)	(0.03)	0.02

Consolidated Balance Sheet Data
Cash and cash equivalents	69,808		69,680	151,633	87,054
Other current assets	148,051		83,780	14,402	9,107
Property, plant and equipment	358,074		134,792	24,992	17,938	(1)
Assets under construction	194		224,650	158,717	12,085
Mineral properties	1,517,393		1,496,732	61,506	38,256	(1)
Other non-current assets	173,555		171,558	51,529	7,253
Total assets	2,267,075		2,181,192	468,446	177,106
Current liabilities	120,486		100,461	31,442	7,225
Total long-term liabilities	384,455		364,141	122,030	9,572

Notes:

(1)                                  Amounts shown have been adjusted to exclude assets held for sale.

Summary of Pro Forma Consolidated Financial Information of Yamana

(in thousands of US dollars except for per share information)

	Three months ended March 31, 2007		Twelve months ended December 31, 2006
	Yamana and Northern Orion	Yamana, Northern Orion and Meridian	Yamana and Northern Orion	Yamana, Northern Orion and Meridian

Pro Forma Consolidated Statement of Operations
Sales	145,133	211,553	178,692	418,692
Mine operating earnings	76,375	113,675	34,606	170,406
Operating earnings (loss)	57,499	87,199	(53,287)	28,613
Net earnings (loss) for the period	36,951	54,526	(603)	42,497
Earnings (loss) per share – basic	0.08	0.08	(0.00)	0.07
– diluted	0.08	0.08	(0.00)	0.06

	As at March 31, 2007
	Yamana and Northern Orion	Yamana, Northern Orion and Meridian

Pro Forma Consolidated Balance Sheet Data
Cash and cash equivalents	299,813	212,742
Other current assets	150,114	293,614
Property, plant and equipment	358,280	358,280
Assets under construction	194	194
Mineral properties	2,854,274	7,040,788
Total assets	3,923,003	8,186,446
Current liabilities	140,738	199,538
Total long-term liabilities	824,525	2,418,790

See also the selected financial information tables for Yamana under “Information Concerning Yamana on a Current Basis and the Combined Company on a Pro Forma Basis” in the Circular and the information under “Risk Factors” which follows this Summary.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

Following are some questions that you, as a Northern Orion Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers, as well as the preceding Summary, do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Northern Orion Shares.

Q:           What are Northern Orion and Yamana proposing?

A:            Northern Orion and Yamana are proposing to effect a business combination to combine the business and assets of Northern Orion with those of Yamana pursuant to a statutory plan of arrangement under British Columbia law.  Concurrently, Yamana is proposing to acquire the business and assets of Meridian pursuant to the Meridian Offer. Under the terms of the Arrangement, Northern Orion will become a wholly-owned subsidiary of Yamana, provided a minimum of 66 2/3% of the issued and outstanding Meridian Shares, on a fully-diluted basis, are purchased by Yamana pursuant to the Meridian Offer.

Q:           What will Northern Orion Shareholders receive?

A:            Under the Arrangement, each issued Northern Orion Share (other than Northern Orion Shares held by a holder who has validly exercised Dissent Rights, or by Yamana or any subsidiary of Yamana) will be exchanged for 0.543 Yamana Shares and Cdn.$0.001 in cash, which, based on the closing price of the Yamana Shares on the TSX on June 27, 2007, equates to a value of $7.07 per Northern Orion Share.  This provides Northern Orion Shareholders a premium of approximately 28.4% based on the respective average closing prices of each of the Yamana Shares and the Northern Orion Shares on the TSX for the 20 trading days prior to announcement of the Arrangement, or approximately 21.3% based on the closing TSX prices of Northern Orion Shares and Yamana Shares on June 27, 2007.  No fractional Yamana Shares will be issued to Northern Orion Shareholders. The number of Yamana Shares to be issued to Northern Orion Shareholders shall be rounded up to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Share and shall be rounded down to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Share.

Q:           On what am I being asked to vote?

A:            At the Meeting, Northern Orion Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the Arrangement Resolution authorizing and approving the Arrangement. By voting for the Arrangement Resolution, Northern Orion Shareholders approve the business combination of Yamana and Northern Orion.  If the Minimum Meridian Condition is satisfied and Yamana acquires the Meridian Shares, Northern Orion Shareholders will become shareholders of the Combined Company.  If the Minimum Meridian Condition is not satisfied and Northern Orion and Yamana agree to waive that condition, Northern Orion Shareholders will become shareholders of Yamana and Yamana will own Northern Orion.  The full text of the Arrangement Resolution is set out in Appendix A to this Circular.

Q:           How does the Northern Orion Board recommend that I vote on the Arrangement Resolution?

A:            The Northern Orion Board unanimously recommends that Northern Orion Shareholders vote FOR the Arrangement Resolution.  See “The Arrangement - Reasons for the Arrangement and Recommendation of the Northern Orion Board” in this Circular. In addition, the directors and executive officers of Northern Orion have agreed to vote their Northern Orion Shares under the Support Agreement FOR the Arrangement Resolution.  See “The Arrangement - Support Agreement” in this Circular.

Q:           Why does the Northern Orion Board recommend that Northern Orion Shareholders vote FOR the Arrangement Resolution?

A:            The combination of Yamana and Northern Orion or Yamana, Northern Orion and Meridian will create a powerful cash flow generating company with a leading resource, production growth and cash cost profile.  It maintains the Latin American focus of Northern Orion yet provides geographic diversification.  In the course of its evaluation of the Arrangement, the Northern Orion Board consulted with Northern Orion’s senior management, legal counsel and financial advisors, reviewed a significant amount of information and considered a number of factors (see “The Arrangement - Reasons for the Arrangement and Recommendation of the Northern Orion Board” in this Circular for further details of the reasons why the Northern Orion Board is recommending that Northern Orion Shareholders vote FOR the Arrangement Resolution).

Q:           When is the Arrangement expected to close?

A:            The Arrangement is expected to close by September 2007, assuming that the required Northern Orion Shareholder approval and regulatory approvals have been received by such time, the Minimum Meridian Condition has been satisfied and the other terms and conditions set out in the Business Combination Agreement have been satisfied or waived. See “The Arrangement - Effective Date of the Arrangement” and “The Arrangement - Regulatory Matters” in this Circular.

Q:           Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:            Yes. See “Risk Factors” in the Circular.

Q:           What are the Canadian and U.S. federal income tax consequences of the Arrangement to Northern Orion Shareholders?

A:            A Northern Orion Shareholder who is a Canadian Resident and whose Northern Orion Shares constitute “capital property” generally should be able to exchange Northern Orion Shares for Yamana Shares and cash under the Arrangement on a tax-deferred basis by making an appropriate election jointly with Yamana under Section 85 of the ITA. Such a Northern Orion Shareholder who does not make such an election generally will realize a capital gain (capital loss) equal to the amount by which the aggregate fair market value of the Yamana Shares and cash that the shareholder receives under the Arrangement, net of reasonable costs of disposition, exceed (are less than) the adjusted cost base of the resident’s Northern Orion Shares. Non-resident Northern Orion Shareholders whose Northern Orion Shares do not constitute “taxable Canadian property” generally will not incur any liability for Canadian federal income tax as a result of the Arrangement.

For U.S. federal income tax purposes, the tax treatment of the exchange of Northern Orion Shares for Yamana Shares plus Canadian currency depends on whether the exchange is treated as part of a reorganization for U.S. federal income tax purposes. If it is so treated, a Northern Orion Shareholder who is a U.S. person generally will recognize gain but only to the extent of the U.S. dollar value of the Canadian currency on the date of receipt, subject to the passive foreign investment company rules of Sections 1291-1298 of the Code. If the exchange of shares is not treated as part of a reorganization, the exchange by a U.S. person would be taxable for U.S. federal income tax purposes.

See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular. Northern Orion Shareholders are urged to consult their tax advisors to determine the tax consequences particular to them.

Q:           When and where will the Meeting be held?

A:            The Meeting will be held on August 22, 2007 at 10:00 a.m. (Vancouver time) at the Hyatt Regency Hotel, the Cypress Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, Canada.

Q:           Who is entitled to vote at the Meeting?

A:            All Northern Orion Shareholders at the close of business (Vancouver time) on July 20, 2007, the Record Date for the Meeting, will be entitled to vote on matters that come before the Meeting.

Q:           How many votes do I have?

A:            You are entitled to one vote for each Northern Orion Share that you own. At the close of business (Vancouver time) on July 20, 2007, there were 154,087,161 Northern Orion Shares issued and outstanding.

Q:           What vote is required to approve the Arrangement Resolution?

A:            At least 75% of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

Q:           Are Yamana Shareholders required to approve the Arrangement?

A:            The Business Combination Agreement does not require Yamana to seek Yamana Shareholder approval unless required by applicable law.  Currently, Yamana shareholder approval is not expected to be required.

Q:           What if I return my proxy but do not mark it to show how I wish to vote?

A:            If your proxy is signed and returned without specifying your choices, your Northern Orion Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Northern Orion Board.

Q:           When is the cut-off time for delivery of a proxy?

A:            The proxy must be delivered at least 48 hours (excluding Saturdays, Sundays and holidays in Canada and the United States) before the Meeting or any postponement or adjournment thereof at which the proxy is to be used. In this case, assuming no adjournment, the proxy cut-off time is 10:00 a.m. (Vancouver time) on August 20, 2007.

Acceptance of late proxies is in the sole discretion of the Chairman of the Meeting.

Q:           Can I change my vote after I have submitted a signed proxy?

A:            Yes.

If you have submitted a form of proxy, you may revoke it by (i) executing a proxy bearing a later date or by executing a valid notice of revocation, either of which must be executed by you as the Northern Orion Shareholder or by your authorized attorney in writing, or, if a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to PCTC at the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or to the address of the registered office of Northern Orion at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6C 3C9, at any time before 10:00 a.m. (Vancouver time) on August 20, 2007 or, if the Meeting is postponed or adjourned, the last business day before any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or (ii) if you are a Registered Shareholder, personally attending the Meeting and voting your Northern Orion Shares.

If you are a Beneficial Shareholder and you have submitted voting instructions by mail, telephone or through the Internet using a Voting Instruction Form, you may revoke your voting instructions by delivering to the relevant intermediary new voting instructions such that the intermediary receives the new voting instructions before 10:00 a.m. (Vancouver time) on August 20, 2007, or if the Meeting is postponed or adjourned, the last business day before any reconvening thereof.

In addition, a proxy may be revoked by any other manner permitted by law.

Q:           What do I need to do now?

A:            Read and consider the information contained in this Circular carefully, and then send in your proxy for your Northern Orion Shares as soon as possible so that your Northern Orion Shares may be voted at the Meeting.

Q:           Who should I call if I have questions about the proxy materials or voting procedures?

A:            If you have questions about the Arrangement Resolution, need assistance in submitting your proxy or voting your Northern Orion Shares, or need additional copies of this Circular or the enclosed proxy, you should contact Kingsdale Shareholder Services Inc., Northern Orion’s proxy solicitation agent, by mail at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, or by telephone at 1-800-775-5159 (toll-free in North America), and banks and brokers outside North America should call 1-416-867-2272 (collect). If your Northern Orion Shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker, bank or other nominee for additional information.

Q:           What is the Meridian Offer?

A:            Yamana commenced an offer on July 19, 2007 to acquire all of the Meridian Shares.  Subject to satisfaction or waiver of all conditions to the Offer, each Meridian Share tendered will be exchanged for 2.235 Yamana Shares and Cdn.$3.15 in cash.  The Meridian Offer is open for acceptance until August 27, 2007, unless accelerated, extended or withdrawn.  The Meridian Minimum Condition is currently a condition to the Arrangement. Yamana is required to inform Northern Orion of changes to the Meridian Offer so that the Fairness Advisor may consider whether such changes will affect the Fairness Opinion.  Yamana has control and direction over the terms and conditions of the Meridian Offer, including any variation, extension, change and any waiver of a term or condition of the Meridian Offer.

Q:           What is the purpose of the Loan?

A:            Northern Orion has agreed to loan $200 million to Yamana to be used solely to take-up and pay for Meridian Shares tendered pursuant to the Meridian Offer or the Second Step Transaction.  The Loan may not be drawn down unless a minimum 66 2/3% of the issued and outstanding Meridian Shares, calculated on a fully-diluted basis, have been deposited pursuant to the Meridian Offer and not withdrawn and all other conditions of the Meridian Offer have been satisfied or waived.

Q:           Does Yamana still have access to the $200 million loan from Northern Orion if Northern Orion withdraws from the transaction for some unforeseen reason?

A:            Yes.  Northern Orion has committed to loan Yamana $200 million on the terms set out in the Loan Agreement.  If Northern Orion withdraws from the Arrangement, the Loan will remain available for draw down by Yamana on the condition that it successfully acquires 66 2/3% of Meridian’s issued and outstanding common shares.

The Loan is not conditional upon the closing of the Arrangement and, under certain circumstances, the Meridian Offer may proceed even if the Arrangement is terminated and in such event the Loan will remain in existence in order to fund the Meridian Offer.

Q:           How is the Loan secured?

A:            The Loan is secured by a first ranking pledge of Meridian Shares having an aggregate market value equal to $400 million, calculated based on the 20-day volume-weighted average price of the Meridian Shares for the period ending immediately prior to Yamana’s June 27, 2007 announcement of its intention to make the Meridian Offer.

Q:           Can the Arrangement proceed independently of the Meridian Offer?

A:            It is a condition of the Arrangement that a minimum of 66 2/3% of the issued and outstanding of the Meridian Shares, on a fully-diluted basis have been deposited and not withdrawn and all other conditions of the Meridian Offer are satisfied or waived.  This is a mutual condition in favour of both Yamana and Northern Orion and may be waived only if both Yamana and Northern Orion agree to do so.

The above questions and answers, as well as the preceding summary, do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Northern Orion Shares.

RISK FACTORS

In assessing the Arrangement, Northern Orion Shareholders should carefully consider the risks described in Yamana’s AIF incorporated by reference in this Circular, Northern Orion’s Renewal Annual Information Form dated March 30, 2007 for the year ended December 31, 2006 and Meridian’s Annual Information Form dated March 28, 2007 for the year ended December 31, 2006, each of which is filed on SEDAR, together with the other information contained in or incorporated by reference into this Circular.  Additional risks and uncertainties, including those currently unknown to or considered to be not material by Northern Orion, may also adversely affect the business of the Combined Company or any one or more of them.  In particular, the Arrangement and the operations of the Combined Company are subject to certain risks including the following:

Risks Related to the Arrangement

The Yamana Shares issued in connection with the Arrangement may have a market value different than expected.

Each Northern Orion Shareholder will be entitled to receive 0.543 of a Yamana Share and Cdn.$0.001 for each Northern Orion Share held, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Yamana Shares, the market values of the Yamana Shares and the Northern Orion Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of Yamana Shares declines, the value of the consideration received by Northern Orion Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Yamana, Northern Orion, Meridian and the Combined Company, market assessments of the likelihood the Arrangement and the Meridian Offer will be consummated, regulatory considerations, general market and economic conditions, changes in the price of gold and base metals and other factors over which neither Northern Orion nor Yamana has control.

The combination of Yamana, Northern Orion and Meridian may not be successfully completed.

If the Minimum Meridian Condition is not satisfied then Northern Orion or Yamana may terminate the Business Combination Agreement which may adversely affect the market price of Northern Orion Shares.  There is no assurance the Northern Orion Board will be able to find another transaction with a party willing to pay an equivalent or more attractive price for Northern Orion Shares than the price to be paid pursuant to the Business Combination Agreement.  Further, the Loan may make Northern Orion less attractive to a third-party interested in such a transaction.  There is no assurance that Northern Orion Shareholders will approve the Arrangement or that the Minimum Meridian Condition will be satisfied and, if it is not satisfied, there is no assurance that Northern Orion and Yamana will agree to waive it as a condition to completion of the Arrangement.  If the Minimum Meridian Condition is satisfied Yamana may have to undertake a Second Step Transaction.  A Second Step Transaction may result in Meridian Shareholders having the right to dissent and demand payment of the fair value of their Meridian Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such dissenting Meridian Shareholders in cash for their Meridian Shares, which may be in excess of the value of the Meridian Offer consideration.  There is no assurance that a Second Step Transaction can be completed without Meridian Shareholders exercising dissent rights in respect of substantial number of Meridian Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Yamana’s financial position and liquidity.

The Business Combination Agreement may be terminated by Northern Orion or Yamana in certain circumstances, in which case the market price for Northern Orion Shares may be adversely affected.

Each of Northern Orion and Yamana has the right to terminate the Business Combination Agreement in certain circumstances. Accordingly, there is no certainty, nor can Northern Orion provide any assurance, that the Business Combination Agreement will not be terminated by either Northern Orion or Yamana before the completion of the Arrangement. For example, Yamana has the right, in certain circumstances, to terminate the Business Combination Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Northern Orion. Although a Material Adverse Effect excludes certain events that are beyond the control of Northern Orion or Yamana (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Northern Orion or Yamana), there is no assurance that a change having a Material Adverse Effect on Northern Orion will not occur before the Effective Date, in which case Yamana could elect to terminate the Business Combination Agreement and the Arrangement would not proceed.

Completion of the Arrangement is also subject to a number of conditions precedent, certain of which are outside the control of Northern Orion or Yamana, including, but not limited to, the deposit of a minimum of 66 2/3% of the issued and outstanding Meridian Shares (on a fully-diluted basis) to the Meridian Offer, Northern Orion Shareholder approval and required regulatory and third party approvals and consents. See “The Arrangement — Condition to the Arrangement Becoming Effective”.  There is no certainty, nor can Northern Orion provide any assurance, that all conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Northern Orion Shares may be adversely affected.  If the Business Combination Agreement is terminated, there is no assurance that the Northern Orion Board will be able to find a party willing to pay an equivalent or a more attractive price for Northern Orion Shares than the price to be paid pursuant to the terms of the Business Combination Agreement.

Northern Orion has not verified the reliability of the information regarding Yamana and Meridian included in, or which may have been omitted from, this Circular.

All historical information regarding Meridian contained in this Circular, including all Meridian financial information and all pro forma financial information reflecting the pro forma effects of a combination of Northern Orion, Yamana and Meridian has been derived from Meridian’s publicly available information. Although Northern Orion has no reason to doubt the accuracy or completeness of Meridian’s publicly disclosed information, any inaccuracy or material omission in the Meridian publicly available information, including the information about or relating to Meridian contained in the Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Combined Company and its results of operations and financial condition.

Change of control provisions in Meridian’s agreements triggered upon the acquisition of Meridian may lead to adverse consequences.

Meridian may be a party to agreements that contain change of control provisions that may be triggered following completion of the Meridian Offer. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments or cancellation of material contracts of Meridian following the consummation of the Meridian Offer or adversely affect Meridian’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Combined Company.

The closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company.

Completion of the Arrangement is conditional upon receiving certain regulatory approvals. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of the Combined Company.

Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Northern Orion does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Arrangement or the operations of the Combined Company, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated or, if initiated, will not materially adversely affect the completion of the Arrangement or the operations of the Combined Company.

The exchange of Northern Orion Shares pursuant to the Arrangement may be a taxable transaction for U.S. shareholders.

Although Northern Orion believes the exchange of Northern Orion Shares for Yamana Shares plus Canadian currency and the subsequent amalgamation of Northern Orion and Yamana, or of Northern Orion and a wholly-owned subsidiary of Yamana, as part of the Arrangement should be treated as a single, integrated transaction for U.S. federal income tax purposes qualifying as a reorganization under Section 368(a) of the Code, there is limited authority on the issue and thus substantial uncertainty with respect to such tax treatment. If the exchange of Northern Orion Shares for Yamana Shares plus cash were viewed as independent of the amalgamation, reorganization treatment would not apply, and the exchange would be a fully taxable transaction for U.S. federal income tax purposes.  In that case, subject to the passive foreign investment company rules of Sections 1291-1298 of the Code, a U.S. shareholder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Yamana Shares and the U.S. dollar value of the Canadian currency on the date of receipt and (b) such U.S. shareholder’s adjusted tax basis in the Northern Orion Shares surrendered. No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement have been obtained by Northern Orion, and none will be requested by Northern Orion. There is no assurance that the IRS will not challenge the treatment of the exchange and the amalgamation as a single, integrated transaction qualifying as a reorganization, or that a U.S. court will not sustain such a challenge.  Even if the Arrangement qualifies as a reorganization under Section 368(a) of the Code, a U.S. shareholder of Northern Orion would be subject to special, adverse tax rules in respect of the Arrangement if Northern Orion was classified as a passive foreign investment company under Section 1297 of the Code (“PFIC”) for any taxable year during which the U.S. shareholder held or holds Northern Orion Shares.  For taxable years beginning with the 2003 taxable year, including the 2004 taxable year in which Northern Orion Shares became listed in the United States, Northern Orion believes that it was not a PFIC and will not be a PFIC for the current taxable year.  There can be no assurance that Northern Orion was not and has not been a PFIC for any taxable year during which a U.S. shareholder held or holds Northern Orion Shares.  Northern Orion believes that it may have been a PFIC for the 2002 taxable year and taxable years prior to 2002; however there is no certainty regarding this, as Northern Orion has not made a full and complete determination of whether it was a PFIC in such taxable years.  U.S. shareholders should carefully review the discussion under “United States Federal Income Tax Considerations” for a more complete discussion of the possible U.S. federal income tax consequences of the exchange.

The issuance of a significant number of Yamana Shares could adversely affect the market price of Yamana Shares.

If both the Arrangement and the Meridian Offer are completed, a significant number of additional Yamana Shares will be available for trading in the public market. The increase in the number of Yamana Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Yamana Shares.

The Loan Agreement may remain in force if the Arrangement is not completed.

The Loan Agreement will not terminate upon the termination of the Business Combination Agreement except where such termination is attributable to the material breach by Yamana of its covenants in the Business Combination Agreement and provided that an Acquisition Proposal has not been publicly announced or made by any person other than Yamana.  In the event the Business Combination Agreement is terminated without the Loan Agreement being terminated, Yamana will be entitled to draw down the Loan to acquire Meridian Shares if the Minimum Meridian Condition is satisfied.  In such circumstances, Northern Orion Shareholders would not acquire any interest in Yamana or Meridian pursuant to the Arrangement, and Northern Orion would not have the use of the principal amount drawn on the Loan until the Loan is repaid.  If Yamana were to default in repaying the Loan, Northern Orion’s ability to realize on its security over Meridian Shares would be limited if there is no public market in which to sell the Meridian Shares at the time of realization. Further, the continued existence of the Loan Agreement may make Northern Orion less attractive to a third party who might be interested in a transaction with Northern Orion.

Risks Related to the Operations of the Combined Company

The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Northern Orion, Meridian and Yamana.

The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Northern Orion and Meridian with those of Yamana after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Combined Company.

The overall integration of the operations, technologies and personnel of Northern Orion and Meridian into the Combined Company may also result in unanticipated operational problems, expenses, liabilities and diversion of management’s time and attention.

The Combined Company may not realize the benefits of its new projects.

The Combined Company will have an expanded portfolio of projects.  A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these projects successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects.

If there are significant delays in the completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

The Combined Company will be subject to a broad range of political, economic and other risks and uncertainties associated with its foreign operations.

Most of Northern Orion’s operations are currently conducted in Argentina while Yamana’s operations are currently conducted in Brazil, Argentina and Honduras and Meridian has investments and exploration projects in Chile, Peru, Argentina, Nicaragua and Mexico.  As such, the Combined Company’s operations will be subject to various levels of political economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Argentina, Brazil, Honduras, Chile, Peru, Nicaragua or Mexico may adversely affect the Combined Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Combined Company’s operations or profitability.

The Combined Company will be conducting its operations through foreign subsidiaries.

Northern Orion, Yamana and Meridian all conduct their operations through various foreign subsidiaries, joint ventures and divisions.  The Combined Company will also be conducting its operations through foreign subsidiaries in various countries including, the Cayman Islands, Delaware, Argentina, Cuba, Brazil, Honduras, Chile, the United Kingdom, Uruguay, Peru, Barbados and Mexico.  Accordingly, its assets will be held in such entities and any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Combined Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist upon completion of the combination of the three companies or in the future could have an adverse impact on the Combined Company’s valuation and stock price.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.

Northern Orion, Yamana and Meridian are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Northern Orion and Yamana have each established reserves for environmental remediation activities and liabilities. However, Northern Orion has no knowledge of Meridian’s practices in this regard, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Yamana, Northern Orion and Meridian to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company’s financial position and results of operations.

GLOSSARY OF TERMS

In this Circular and the Summary, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means, in respect of Northern Orion, other than from Yamana or a subsidiary of Yamana, any bona fide inquiry, proposal or offer made by a party with whom Northern Orion and each of its officers and directors deals at arm’s length regarding a merger, amalgamation, statutory arrangement, share exchange, business combination recapitalization, take-over bid, tender offer, sale or other disposition of all or substantially all of the assets of Northern Orion (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of all or substantially all of the assets of Northern Orion), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of total number of common shares or rights or interests therein or thereto or similar transactions involving Northern Orion and/or its subsidiaries (other than the Arrangement or any transaction contemplated by the Business Combination Agreement);

“AIF” means Annual Information Form;

“AIM” means the Alternative Investment Market, a market operated by the LSE;

“Amalco” means the British Columbia company to be formed upon the amalgamation of Northern Orion and Yamana Subco pursuant to the Arrangement;

“AMEX” means the American Stock Exchange;

“Arrangement” means the Arrangement involving Northern Orion, Northern Orion Shareholders, and Yamana to be completed pursuant to Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms or at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution substantially in the form attached as Appendix A to this Circular approving the Arrangement to be voted on, with or without variation, by Northern Orion Shareholders at the Meeting;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Beneficial Shareholder” means a Northern Orion Shareholder who is not a Registered Shareholder;

“Business Combination Agreement” means the business combination agreement dated as of July 19, 2007 between Northern Orion and Yamana and any amendment thereto or amendment and restatement thereof;

“Canadian GAAP” means the accounting principles generally accepted in Canada;

“Canadian Resident” means a beneficial owner of Northern Orion Shares immediately before the Effective Time who is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person);

“Canadian Securities Acts” means the securities acts or the equivalent Securities Legislation of each province and territory of Canada, as amended;

“Canadian Securities Authorities” means the Ontario Securities Commission, the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada as applicable;

“CBCA” means the Canada Business Corporations Act, as amended;

“CEO” means Chief Executive Officer;

“Change in Recommendation” means withdraw, modify, qualify or change in a manner adverse to Yamana, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to Yamana the approval, recommendation or declaration of advisability of the Northern Orion Board of the Arrangement;

“CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;

“Circular” means this information circular for the Meeting, including all appendices hereto, and all amendments and supplements hereto;

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor thereto;

“Combined Company” means Yamana after completion of the Arrangement and Minimum Meridian Condition;

“Competition Act” means the Competition Act (Canada), as amended;

“Completion Deadline” means December 31, 2007;

“Confidentiality Agreement” means the confidentiality agreement dated May 25, 2007 between Yamana and Northern Orion;

“Converted Consensual Transaction” means any transaction involving a change in control of, or acquisition of, or merger, amalgamation, arrangement, or business combination between Yamana and Meridian other than the Meridian Offer;

“Converted Yamana Options” means the options to purchase Yamana Shares to be issued in exchange for Northern Orion Options pursuant to the Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means CIBC Mellon Trust Company, which will act as the depositary for the exchange of Northern Orion Shares for Yamana Shares pursuant to the Plan of Arrangement;

“Dissent Rights” means the rights of Northern Orion Shareholders to dissent from the Arrangement, as more particularly described under “Rights of Dissenting Northern Orion Shareholders” in this Circular;

“Dissent Procedures” means the procedures to be taken by a Northern Orion Shareholder in exercising Dissent Rights;

“Dollars” or “$” means U.S. dollar;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC;

“Effective Date” means the date designated by Yamana and Northern Orion by notice in writing as the effective date of the Arrangement, after all of the conditions of the Business Combination Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

“Eligible Holder” means a beneficial owner of Northern Orion Shares, whether or not registered, immediately before the Effective Time who is either a Canadian Resident or an Eligible Non-Resident;

“Eligible Non-Resident” means a beneficial owner of Northern Orion Shares, whether or not registered, immediately before the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the ITA, and whose Northern Orion Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the ITA;

“Endeavour” means Endeavour Financial International Corporation, financial advisor to Northern Orion;

“Exchange Ratio” means 0.543 Yamana Shares and Cdn.$0.001 in cash for each Northern Orion Share;

“Fairness Advisor” means GMP Securities L.P.;

“Fairness Opinion” means the opinion dated June 27, 2007 prepared by the Fairness Advisor in connection with the Arrangement, as described under “The Arrangement - Opinion of the Fairness Advisor” in this Circular and attached as Appendix D hereto;

“Final Order” means the order of the Court pursuant to subsection 291 of the BCBCA approving the Arrangement, as such order may be amended at any time prior to the Effective Date (with the consent of Northern Orion and Yamana, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“FTC” means the United States Federal Trade Commission;

“HSR Act” means the United States Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended;

“Genuity” means Genuity Capital Markets Ltd., financial advisor to Yamana;

“GMP” means GMP Securities L.P. financial advisor to Northern Orion;

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Interim Order” means the interim order of the Court dated July 23, 2007, providing for, among other things, the calling of the Meeting, attached as Appendix E hereto;

“Intermediary Registered Shareholder” means a Northern Orion Shareholder’s broker or agent of the broker who is the registered holder of the Northern Orion Shares beneficially owned by the Northern Orion Shareholder;

“IRS” means the United States Internal Revenue Service;

“ITA” means the Income Tax Act (Canada), as amended, and the regulations thereunder, as amended;

“Kingsdale” means Kingsdale Shareholder Services Inc., proxy solicitation agent to Northern Orion;

“LIBOR” means the London Interbank Offered Rate;

“Loan” means the loan of up to $200,000,000 by Northern Orion to Yamana on the terms and conditions set forth in the Loan Agreement;

“Loan Agreement” means the loan agreement dated as of July 19, 2007 between Northern Orion and Yamana;

“LSE” means the London Stock Exchange plc;

“Material Adverse Change” and “Material Adverse Effect” have the meanings ascribed thereto in the Business Combination Agreement;

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Meeting” means the special meeting of Northern Orion Shareholders scheduled to be held at 10:00 a.m. (Vancouver time) on August 22, 2007, for the purpose of voting on the Arrangement Resolution and all other matters that may properly come before the Meeting and any adjournment or postponement thereof excluding a Post-Amendment Meeting;

“Meridian” means Meridian Gold Inc., a company existing under the CBCA;

“Meridian Offer” means the offer by Yamana for the purchase of all of the Meridian Shares made pursuant to the Meridian Offer Circular dated July 19, 2007 and mailed to Meridian shareholders;

“Meridian Offer Circular” means the take-over bid circular prepared by Yamana for the Meridian Offer;

“Meridian Offer Consideration” means the Cdn.$3.15 in cash plus 2.235 Yamana Shares, subject to pro ration, offered by Yamana in exchange for a Meridian Share pursuant to the Meridian Offer;

“Meridian Shareholders” means, at the relevant time, the holders of Meridian Shares;

“Meridian Shares” means the common shares in the capital of Meridian;

“Mineral Reserve” means that part of a Mineral Resource which, after the application of all mining factors, results in an estimated tonnage and grade which, in the opinion of the person making the estimate, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals;

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material, including base or precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Minimum Meridian Condition” means the mutual condition precedent to the Arrangement that a minimum of 66 2/3% of the issued and outstanding Meridian Shares, calculated on a fully-diluted basis, shall have been deposited to the Meridian Offer and not withdrawn at the time of expiry thereof, all other conditions to the Meridian Offer shall have been satisfied or waived and Yamana shall be obligated under applicable law to take up and pay for such Meridian Shares;

“Nl 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian securities administrators;

“Northern Orion” means Northern Orion Resources Inc., a company existing under the BCBCA;

“Northern Orion Board” means the board of directors of Northern Orion;

“Northern Orion Employee Options” means an option outstanding immediately before the Effective Time to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise granted to persons in their capacity as an employee, director or officer of Northern Orion;

“Northern Orion Non-Employee Options” means an option outstanding immediately before the Effective Time to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise granted to persons otherwise than in their capacity as an employee, director of officer of Northern Orion;

“Northern Orion Options” means the options, granted pursuant to the stock option plan of Northern Orion, to purchase Northern Orion Shares which are outstanding immediately before the Effective Time;

“Northern Orion Shareholders” means, at the relevant time, the holders of Northern Orion Shares;

“Northern Orion Shares” means the common shares in the capital of Northern Orion;

“Northern Orion Subsidiaries” has the meaning in the Business Combination Agreement;

“Northern Orion Warrants” means the Series A and the Series B common share purchase warrants of Northern Orion issued pursuant to indentures dated May 29, 2003 and February 7, 2005, respectively and listed on the TSX under the symbols “NNO.WT” and “NNO.WT.A” respectively;

“NYSE” means the New York Stock Exchange;

“PCTC” means Pacific Corporate Trust Company, the registrar of and transfer agent for the Northern Orion Shares;

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Appendix C hereto, and any amendment thereto;

“Post-Amendment Meeting” means a further special meeting of Northern Orion shareholders to vote on the Arrangement if, subsequent to the Meeting, the Meridian Offer is varied or extended and as a consequence thereof Northern Orion makes a Change in Recommendation;

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Record Date” means July 20, 2007, the date for determining Northern Orion Shareholders entitled to receive notice of and vote at the Meeting;

“Registered Shareholder” means a registered holder of Northern Orion Shares as recorded in the shareholder register of Northern Orion maintained by PCTC;

“Registrar” means the person appointed as Registrar of Companies pursuant to section 400 of the BCBCA;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Second Step Transaction” means, as provided by the Business Combination Agreement, the acquisition of all remaining issued and outstanding Meridian Shares following the acquisition by Yamana of at least 66 2/3% of the issued and outstanding Meridian Shares, on a fully-diluted basis, pursuant to the Meridian Offer;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;

“Section 85 Election” has the meaning ascribed thereto under the heading “The Arrangement – Procedure and Terms for Exchange of Northern Orion Shares and Tax Election - Tax Election Procedure for Northern Orion Shareholders Subject to Canadian Taxation”;

“Securities Laws” or “Securities Legislation” means the Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX, the NYSE, the LSE and AMEX;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Superior Proposal” means a written Acquisition Proposal made by a third party, directly or indirectly, to acquire all or substantially all of the assets (on a consolidated basis) or not less than 66 2/3% of the common shares of Northern Orion, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, or otherwise, and that the Northern Orion Board determines in good faith after consultation with its financial advisors and outside legal counsel (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal and is not subject to any extraordinary due diligence condition(s), (b) is fully financed or is reasonably capable of being fully financed, (c) that is offered or made to all Northern Orion Shareholders on the same terms, and (d) would in the opinion of the Northern Orion Board acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to shareholders of Northern Orion, from a financial point of view, than the terms of the Arrangement;

“Support Agreement” means the agreement dated July 19, 2007 among Yamana and the executive officers and directors of Northern Orion pursuant to which such persons agreed to, among other things, vote the Northern Orion Shares under the Support Agreement in favour of the Arrangement and all related matters at the Meeting;

“Tax Exempt Person” means a person who is exempt from tax under Part I of the ITA;

“Termination Fee” means the fee of either Cdn.$35 million or Cdn.$50 million payable by Northern Orion to Yamana on the termination of the Business Combination Agreement in certain prescribed circumstances;

“TSX” means the Toronto Stock Exchange;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations made thereunder, as promulgated or amended from time to time;

“U.S. GAAP” means generally accepted accounting principles in effect in the United States;

“U.S. Person” means a ‘U.S. Person’ as such term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations made thereunder, as promulgated or amended from time to time;

“U.S. Shareholders” means Northern Orion Shareholders in the United States;

“Viceroy” means Viceroy Exploration Ltd., a company acquired by Yamana in 2006;

“Yamana” means Yamana Gold Inc., a company existing under the CBCA;

“Yamana Board” means the board of directors of Yamana;

“Yamana Corporate Action” means, except in connection the transactions contemplated in the Business Combination Agreement including the Arrangement and the Meridian Offer: (i) the sale, pledge, disposition of or encumbrance of any material assets of Yamana in an amount in excess of Cdn.$50,000,000; (ii) the acquisition by Yamana of any material assets in an amount in excess of Cdn.$50,000,000; (iii) incurring any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities by Yamana in an amount in excess of Cdn.$50,000,000 net of cash and cash equivalents held by Yamana and its affiliates except for the purpose of funding the cash portion of the Meridian Offer Consideration; (iv) the amendment of the constating documents of Yamana; or (v) the issue, grant, sale or pledge of shares of Yamana, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Yamana (other than common shares issuable upon the exercise of currently outstanding options and warrants), representing more than 10% of the outstanding shares of Yamana;

“Yamana Material Subsidiaries” has the meaning in the Business Combination Agreement;

“Yamana Options” means the options to purchase Yamana Shares which are outstanding under its various share purchase option plans;

“Yamana Shareholders” means, at the relevant time, the holders of Yamana Shares;

“Yamana Shares” means the common shares in the capital of Yamana;

“Yamana Subco” means 0796937 B.C. Ltd., a wholly-owned subsidiary of Yamana incorporated under the BCBCA; and

“Yamana Warrants” means the outstanding warrants of Yamana entitling the holders to purchase Yamana Shares at prices from Cdn.$1.28 to Cdn.$19.08.

NORTHERN ORION RESOURCES INC.
Suite 250, 1075 West Georgia Street
Vancouver, British Columbia V6C 3C9

GENERAL PROXY INFORMATION

Northern Orion management is using this Circular to solicit proxies from Northern Orion Shareholders for use at the Meeting to be held on August 22, 2007.

Solicitation of Proxies

All solicitation costs will be borne by Northern Orion. Proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers and employees of Northern Orion. Northern Orion has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Northern Orion Shares held of record by such persons, and Northern Orion may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.

In addition, Northern Orion has retained Kingsdale Shareholder Services Inc., of The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2 to aid in soliciting proxies from Northern Orion Shareholders in Canada.  You may contact Kingsdale in North America toll-free at 1-800-775-5159, and banks and brokers outside North America should call 1-416-867-2272. The aggregate fee for these services in Canada and the United States is expected to be approximately Cdn.$150,000 plus out-of-pocket expenses.

Appointment of Proxyholders

The individuals named in the accompanying proxy are officers of Northern Orion. Each Northern Orion Shareholder entitled to vote at the Meeting has the right to appoint an individual or company other than either person named in the proxy, who need not be a Northern Orion Shareholder, to attend and act for the Northern Orion Shareholder and on the Northern Orion Shareholder’s behalf at the Meeting. A Northern Orion Shareholder may do so either by inserting the name of that other person in the blank space provided in the proxy or by completing and delivering another suitable form of proxy.

The method by which a Northern Orion Shareholder may appoint a person as proxy is to submit a proxy in accordance with the provisions described in this Circular, by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the proxy will vote the Northern Orion Shares represented thereby in accordance with the instructions of the Northern Orion Shareholder on any ballot that may be called for. The Northern Orion Shares will be voted in accordance with any choice specified by the Northern Orion Shareholder in the proxy. The proxy confers discretionary authority on the nominees named therein with respect to:

(a)           each matter or group of matters identified therein for which a choice is not specified;

(b)           any amendment to or variation of any matter identified therein; and

(c)           any other matter that properly comes before the Meeting.

The officers of Northern Orion named in the proxy will vote the Northern Orion Shares represented by the proxy FOR the approval of any matter for which a choice is not specified in the proxy and, in particular, will vote FOR the Arrangement Resolution if no choice is specified.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a)           completing, dating and signing the enclosed proxy or some other suitable form of proxy and returning it to PCTC by fax at (604) 689-8144, or by mail or hand to the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)           using a touch-tone phone to transmit voting choices to the toll free number given in the proxy (Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number); and

(c)           using PCTC’s website at www.pctc.com/ca/proxy (Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number).

In all cases ensuring that the proxy is received by 10:00 a.m. (Vancouver time) on August 20, 2007 or, in the case of an adjourned meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time to which the Meeting is adjourned or postponed. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Northern Orion Board at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

Northern Orion Shares that are listed in an account statement provided to a Northern Orion Shareholder by a broker will, in almost all cases, not be registered in the Northern Orion Shareholder’s name on the records of Northern Orion and are more likely to be registered in the name of the Northern Orion Shareholder’s Intermediary Registered Shareholder. In the United States the vast majority of such Northern Orion Shares are registered under the name of Cede & Co., as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediary Registered Shareholders are required to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary Registered Shareholder has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their names being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners), and those who do not so object (called “NOBOs” for Non-Objecting Beneficial Owners).

This Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Northern Orion or its agent has sent these materials directly to you, your name and address and information about your Northern Orion Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary Registered Shareholder who holds your Northern Orion Shares on your behalf.

By choosing to send these materials to you directly, Northern Orion (and not your Intermediary Registered Shareholder) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary Registered Shareholder carefully to ensure that their Northern Orion Shares are voted at the Meeting.

The form of proxy that will be supplied by your Intermediary Registered Shareholder will be similar to the proxy provided to Registered Shareholders by Northern Orion. However, its purpose is limited to instructing the Intermediary Registered

Shareholder how to vote on your behalf. Most Intermediary Registered Shareholders now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP will mail a VIF in lieu of the proxy provided by Northern Orion. The VIF will name the same persons as Northern Orion’s proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Northern Orion Shareholder) other than the persons designated in the VIF to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. You must return your completed VIF to ADP by mail or facsimile, or give your voting instructions to ADP by phone or over the Internet, in accordance with ADP’s instructions. ADP will tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Northern Orion Shares at the Meeting.  If you receive a VIF from ADP, you cannot use it to vote your Northern Orion Shares directly at the Meeting - you must return the VIF to ADP, in accordance with its instructions, well in advance of the Meeting in order to have your Northern Orion Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Northern Orion Shares registered in the name of your Intermediary Registered Shareholder, you may attend the Meeting as proxyholder for your Intermediary Registered Shareholder and vote your Northern Orion Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Northern Orion Shares as proxyholder for your Intermediary Registered Shareholder, you should enter your own name in the blank space on the VIF provided to you and return the same to your Intermediary Registered Shareholder in accordance with the instructions provided by your Intermediary Registered Shareholder, well in advance of the Meeting.

Alternatively, you may request in writing that your Intermediary Registered Shareholder send to you a legal proxy which would enable you to attend the Meeting and vote your Northern Orion Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Northern Orion Shareholder who has given a proxy may revoke it by

(a)           executing a proxy bearing a later date or by executing a valid notice of revocation, in either case executed by the Northern Orion Shareholder or the Northern Orion Shareholder’s authorized attorney in writing or, if the Northern Orion Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to PCTC at the 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or the registered office of Northern Orion at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, at any time before 10:00 a.m. (Vancouver time) on August 20, 2007 or, if the Meeting is postponed or adjourned, the last business day before any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or

(b)           in the case of Registered Shareholders only, personally attending the Meeting and voting the Registered Shareholder’s Northern Orion Shares.

A Beneficial Shareholder who has submitted voting instructions by mail, telephone or through the Internet using a VIF, may revoke their voting instructions by delivering to the relevant intermediary new voting instructions such that the intermediary receives the new voting instructions before 10:00 a.m. (Vancouver time) on August 20, 2007, or if the Meeting is adjourned or postponed, the last business day before any reconvening thereof.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of Northern Orion, nor any person who has held such a position since the beginning of Northern Orion’s last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out in “The Arrangement - Interests of Directors and Executive Officers of Northern Orion in the Arrangement” and elsewhere in this Circular.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is July 20, 2007. Only persons who were Northern Orion Shareholders as of the close of business (Vancouver time) on July 20, 2007 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting is two Northern Orion Shareholders present in person or being represented by proxy.

Outstanding Securities

At the close of business (Vancouver time) on July 20, 2007, 154,087,161 Northern Orion Shares were issued and outstanding. Each Northern Orion Shareholder is entitled to one vote per Northern Orion Share held on all matters to come before the Meeting, including the Arrangement Resolution. Northern Orion Shares are the only securities of Northern Orion which will have voting rights at the Meeting.

Principal Holders of Northern Orion Shares

To the knowledge of the directors and executive officers of Northern Orion, no person beneficially owned, directly or indirectly, or exercised control or direction over, Northern Orion Shares carrying more than 10% of the voting rights attached to all issued Northern Orion Shares as at July 20, 2007.

THE ARRANGEMENT

The Arrangement will be carried out pursuant to the Business Combination Agreement and the Plan of Arrangement. A summary of the principal terms of the Business Combination Agreement and Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which has been filed by Northern Orion on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and to the Plan of Arrangement that is appended hereto as Appendix C, Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.

Approval of Arrangement Resolution

At the Meeting, Northern Orion Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Appendix A to this Circular. At least 75% of the votes cast in person or by proxy on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

Background to the Arrangement

The provisions of the Business Combination Agreement are the result of arm’s length negotiations among representatives of Northern Orion and Yamana and their respective legal and financial advisors. The following is a summary of the background to the execution of the Business Combination Agreement.

In February 2005, Northern Orion engaged Endeavour to provide financial advisory services and strategic advice related to development of the Agua Rica project.  From February 2005 to May 2007, Northern Orion management and, from time to time, the Northern Orion Board, with the assistance and advice of Endeavour evaluated a variety of strategic financing, acquisition and other business alternatives in that regard.  As part of the process, possible strategic business combinations were identified and analyzed, initially based on publicly available information and, in some cases on the basis of confidential information exchanged pursuant to confidentiality agreements with third parties.

On May 8 and May 10, 2007, Ted Hirst principal of Genuity first proposed the concept of a three-way business combination involving Yamana, Meridian and Northern Orion to David Cohen, President and Chief Executive Officer of Northern Orion and Robert Cross, Chairman of Northern Orion, respectively.  The concept of a three-way combination had been proposed to Genuity by Mr. Peter Marrone, Chairman and CEO of Yamana in late April 2007.  On May 14, 2007, Messrs. Cohen and Marrone discussed a potential transaction.  Representatives of Northern Orion, Yamana and Genuity participated in a telephone conference on May 15, 2007, to discuss a potential transaction and a presentation was made by Genuity to Northern Orion.

Between May 15 and May 22, 2007, Endeavour conducted a separate analysis of the proposed combination, for Northern Orion.

On May 22, 2007, Greg McKnight, VP Business Development of Yamana, sent an initial draft of a letter agreement for the proposed transaction and a draft of the Confidentiality Agreement to the CEO of Northern Orion.  On May 25, 2007, Yamana and Northern Orion entered into a Confidentiality Agreement to protect the confidentiality of their discussions and mutual exchange of confidential information.  During the period from May 25, 2007 to June 27, 2007, each of the Yamana and Northern Orion conducted technical, legal and financial due diligence of the other party.

During the period from May 25 to June 27, 2007, representatives of Yamana and Northern Orion and their respective counsel and financial advisors met by telephone on a number of occasions to discuss various aspects of the proposed transaction, the Letter Agreement and a term sheet relating to the Loan and exchanged drafts of the Letter Agreement and the Loan term sheet.

On June 6, 2007, representatives of Yamana, Genuity and Canaccord Capital Corporation met with representatives of Northern Orion, Endeavour and GMP at Yamana’s offices in Toronto, Ontario to discuss the terms of the possible transaction and a meeting with the CEO of Meridian in London, UK on June 15, 2007.

On June 11, 2007, the Northern Orion Board held a telephone meeting to receive the report of management on discussions with Yamana.  Mr. Cohen advised the Northern Orion Board as to the status of the discussions, particularly as to the June 6, 2007 meeting in Toronto, Ontario and as to the status of legal, technical and financial due diligence conducted by advisors and senior management.  At the meeting an Endeavour representative outlined for the Northern Orion Board the preliminary financial analysis of a possible three-way combination.

On June 14, 2007, the Northern Orion Board held a telephone meeting to discuss the merits of a possible three-way combination with Yamana and Meridian and received presentations from senior management, Endeavour and GMP.  At the meeting, the financial advisors discussed their respective views as to the relative values of Yamana, Northern Orion and Meridian and the advisability of Northern Orion considering a three-way combination.  GMP expressed its preliminary views on the financial fairness of the possible range of exchange ratios and other consideration for such a transaction.  Mr. Cohen advised the Board of preliminary plans for a meeting with Meridian’s CEO on June 16, 2007 to discuss a possible three-way combination.  After fully considering the matter and taking into consideration the views of its financial advisors including as to possible alternative transactions, the Northern Orion Board authorized senior management to pursue discussions with Yamana and Meridian with a view to negotiating a combination of the three companies.

On June 15, 2007, Peter Marrone, CEO of Yamana, met with Edward Dowling, CEO of Meridian in London UK to discuss the merits of a combination of the companies.  On June 16, 2007, Messrs. Cohen, Cross and Marrone participated in an information sharing conference call with Mr. Dowling.  On June 18, 2007 Yamana circulated a three-way confidentiality and exclusivity agreement, proposed term sheet and presentation to all parties, for comment.

Between June 18 and June 26, 2007, representatives of Northern Orion and Yamana and their respective counsel and financial advisors met by telephone on numerous occasions to discuss various aspects of the transaction and initial draft of a letter agreement and loan term sheets.  Mr. Marrone held additional telephone discussions with Mr. Dowling.

On June 21, 2007, the Northern Orion Board met to receive an update on the status of discussions with Meridian.  Between June 21 and June 26, 2007, Mr. Cohen provided regular updates to the Northern Orion Board based on communications between himself and the CEO of Yamana and the financial advisors of the respective companies.

Endeavour and GMP were formally engaged as financial advisors to Northern Orion with respect to the transaction with Yamana and Meridian on June 27, 2007, although both had begun work before that time.

On June 27, 2007, the Northern Orion Board held a telephone meeting to consider entering into an agreement with Yamana to combine the respective companies subject to a mutual condition that Yamana acquire 66 2/3% of the issued and outstanding shares (calculated on a fully-diluted basis) of Meridian and on the basis that Yamana would continue to seek to enter into a negotiated transaction with Meridian for a three-way combination of the companies, but if a consensual transaction could not be reached, that Yamana commence an offer for Meridian within 30 days.  Mr. Cohen updated the Northern Orion Board on the status of discussions between Yamana and Meridian as reported to him by Mr. Marrone prior to the meeting.  Mr. Cohen and legal advisors to Northern Orion reviewed with the Northern Orion Board the terms of the letter agreement as negotiated by the parties.  The Northern Orion Board received the due diligence report of legal advisors and the report of senior management on technical and financial due diligence conducted.  Mr. Cohen reported to the Northern Orion Board that he and Mr. Marrone had agreed to the final financial terms of the consideration to be offered to Northern Orion Shareholders immediately prior to the meeting.  GMP and Endeavour reviewed with the Northern Orion Board their respective analysis of the financial terms of the proposed transaction based on the consideration offered.  GMP delivered to the Northern Orion Board its oral opinion, to the effect that, as of that date and based on and subject to the various assumptions, limitations and qualifications described in the written opinion which was delivered later that evening and attached to this Circular as Appendix D, the consideration to be received by Northern Orion Shareholders pursuant to the Arrangement, was fair, from a financial point of view, to Northern Orion Shareholders.

The Northern Orion Board considered the terms of the transaction proposed by Yamana and discussed, among other things, the relative values of Yamana, Northern Orion and Meridian and the risks inherent in or mitigated by the proposed transaction and structure, including the Loan, and considered the proposed transaction relative to alternative transactions available to Northern Orion and the alternative of continuation by Northern Orion as an independent entity.  The Board of Northern Orion approved the entering into of the letter agreement and to making the Loan, subject to the terms of the conditions set forth in the letter agreement and the Loan term sheet.

The letter agreement was executed by the parties in the early evening of June 27, 2007 and the terms of the transaction were announced in a joint press release issued by Yamana and Northern Orion in the late evening of June 27, 2007.

Between June 28, 2007 and July 19, 2007, legal, tax and other advisors to Yamana and Northern Orion negotiated the terms of the Business Combination Agreement and the Loan Agreement.  The Northern Orion Board met on July 17, 2007 and approved the entering into of the Business Combination Agreement and the Loan Agreement.  The parties executed the Business Combination Agreement, the Loan Agreement and related documentation on July 19, 2007.

Reasons for the Arrangement and Recommendation of the Northern Orion Board

After careful consideration, the Northern Orion Board has unanimously determined that the consideration to be received by the Northern Orion Shareholders under the Arrangement is fair from a financial point of view and that the Arrangement is in the best interests of Northern Orion. Accordingly, the Northern Orion Board unanimously recommends that Northern Orion Shareholders vote FOR the Arrangement Resolution.

In the course of its evaluation of the Arrangement, the Northern Orion Board consulted with Northern Orion’s senior management, legal counsel and financial advisors, reviewed a significant amount of information, including information derived from Northern Orion’s due diligence review of Yamana, and considered a number of factors including, among others, the following:

•              Significant Premium. Yamana has offered Northern Orion Shareholders a significant premium of approximately 28.4% based on the respective average closing prices of each of the Yamana Shares and the Northern Orion Shares on the TSX for the 20 trading days prior to announcement of the Arrangement, or approximately 21.3% based on the closing TSX prices of Northern Orion Shares and Yamana Shares on June 27, 2007.

•              Participation in a Pre-eminent Intermediate Gold Company.  The proposed business combination between Yamana, Meridian and Northern Orion presents a unique opportunity to create a stronger established gold mining company with the following attributes:

•              Significant Resources:  Total measured and indicated gold resources, of approximately 27.7 million ounces, and an additional 13.1 million ounces of inferred gold resources. Measured and indicated silver resources of approximately 231.8 million ounces and approximately 19.7 billion pounds of copper, based on the respective 2006 year end figures of Yamana, Meridian and Northern Orion.

•              Strong Production Growth:  Estimated gold production expected to grow from 660,000 ounces in 2006 to approximately 1.5 million ounces by 2009 from nine operating mines, representing potential growth in production of approximately 120% from 2006 to 2009.

•              Low Cash Cost Producer:  Sustainable negative cash operating costs through 2010 per ounce of gold, net of by-product credits (based on certain assumed silver and copper prices).

•              Strong Balance Sheet:  Based on the unaudited financial statements of all three companies as at March 31, 2007, and assuming the exercise of all in-the-money stock options and warrants, the Combined Company would have a pro forma cash position of approximately $575 million as at March 31, 2007.

•              Strong cash flow on a pro forma basis: The Combined Company is expected to generate strong operating cash flow, and the Combined Company’s cash balance is expected to grow while achieving its stated growth objectives.

•              Market Capitalization and Shareholder Liquidity:  The Combined Company’s market capitalization, based on current share prices is expected to be in excess of $8.3 billion (based on basic shares outstanding) and the additional trading liquidity associated with the increase in size of the Combined Company is expected to make the shares of the Combined Company more attractive to investors than would be the case for any of the companies on a stand alone basis.

•              Geographic and Portfolio Diversification:  The business combination will create an established mid-tier producer with a solid foundation of nine operating mines, plus a pipeline of six development projects all within Central and Latin America.

•              Large Argentine Presence:  The Combined Company will have interests in four mining and development assets in Argentina including a 12.5% interest in the Alumbrera mine that produced 641,000 ounces of gold and 397 million pounds of copper in 2006. The significant presence in Argentina of Yamana and Northern Orion provides the basis for further talks with regional governments and local residents with respect to the development to the Esquel development project.

•              Alumbrera/Agua Rica Mine Integration:  Agua Rica has the potential to be developed either as a stand alone project with annual production projected based on the feasibility study update to be 136,000 tonnes of copper, 125,000 ounces of gold and 16 million pounds of molybdenum, or on an integrated basis with the Alumbrera complex which could potentially extend Alumbrera’s mine life from 2016 to 2032.  The Combined Company is expected to be in a stronger financial position to evaluate development alternatives and maximize value for Agua Rica.

•              Ability to Capitalize on Growth Opportunities.  Strategically, the Combined Company will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise within Latin America and throughout the industry.

•              Terms of the Business Combination Agreement.  The Northern Orion Board considered the following terms of the Business Combination Agreement to be advantageous to Northern Orion:

•              Completion of the Arrangement by Northern Orion is subject to satisfaction or waiver of the Minimum Meridian Condition;

•              Northern Orion is permitted to pursue certain accretive transactions in respect of its Agua Rica project;

•              Yamana must consult with Northern Orion and its financial advisors prior to making any increase, variation or extension of the Meridian Offer to enable Northern Orion to adjourn the Meeting if it is necessary and its financial advisors to determine whether the change would change the conclusions of the Fairness Opinion;

•              Northern Orion is entitled to postpone the Northern Orion Meeting or, in certain circumstances hold another meeting if Yamana increases, extends or otherwise varies the Meridian Offer;

•              Northern Orion has the ability to respond to unsolicited Acquisition Proposals subject to compliance with certain conditions;

•              The Northern Orion Board believes, in consultation with its financial advisors, that the Termination Fee is within the range of reasonable termination fees and should not be a significant deterrent to other Acquisition Proposals;

•              The Loan is conditional upon the achievement of the Minimum Meridian Condition and is secured by a pledge of certain of the Meridian Shares acquired by Yamana pursuant to the Meridian Offer; and

•              Yamana may only terminate the Business Combination Agreement in limited circumstances.

•              Advice from the Fairness Advisor.  The Northern Orion Board considered the financial presentations of the Fairness Advisor, as well as its written opinion dated June 27, 2007, as to the fairness, from a financial point of view, to Northern Orion Shareholders of the consideration to be received by Northern Orion Shareholders under the Arrangement.

•              Required Shareholder and Court Approvals.  The Northern Orion Board considered the following required approvals and rights to be protective of the rights of Northern Orion Shareholders:

•              The Arrangement Resolution must be approved by not less than 75% of the votes cast at the Meeting;

•              The Arrangement must be approved by the Court which will consider, among other things, the fairness of the Arrangement to Northern Orion Shareholders; and

•              Northern Orion Shareholders have the right to dissent to the Arrangement.

In the course of its deliberations, the Northern Orion Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors” in this Circular) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•              The Exchange Ratio is fixed and, as a result, the Yamana Shares issued on closing of the Arrangement may have a market value different than at the time of announcement of the Arrangement.

•              The combination of Yamana, Northern Orion and Meridian may not be successfully completed.

•              The Business Combination Agreement may be terminated by Northern Orion or Yamana in certain circumstances, in which case the market price for Northern Orion Shares may be adversely affected.

•              Northern Orion has not verified the reliability of the information regarding Meridian or Yamana included in, or which may have been omitted from, this Circular and information not known to Northern Orion may result in unanticipated liabilities or expenses, increase the cost of integrating the three companies or adversely affect the operational plans of the Combined Company and its results of operations and financial condition.

•              Change of control provisions in Meridian’s agreements triggered upon the acquisition of Meridian by Yamana may lead to adverse consequences.

•              Delays or difficulties in receiving required approvals could delay completion of the Arrangement or impose conditions that could adversely affect the business or financial condition of the Combined Company.

•              The exchange of Northern Orion Shares pursuant to the Arrangement may be a taxable transaction for U.S. Shareholders.

•              The issuance of a significant number of Yamana Shares pursuant to the Arrangement and the Meridian Offer could adversely affect the market price of Yamana Shares.

•              The Loan Agreement may remain in force if the Arrangement does not complete.  In that event Northern Orion would be a creditor with respect to the monies advanced under the Loan.

•              The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Northern Orion, Meridian and Yamana.  The Combined Company may not realize the benefits of its new projects, may be subject to significant operating risks associated with its expanded operations and its expanded portfolio of projects, will be subject to a broad range of environmental laws and regulations and associated costs and liabilities.

•              The Combined Company will be subject to the risks of each of Yamana, Northern Orion and Meridian as set forth in their respective Annual Information Forms in each case for the year ended December 31, 2006.

•              If Northern Orion is required to pay the Termination Fee and an alternative transaction is not concluded, Northern Orion’s financial condition will be materially adversely affected.

•              If the Business Combination Agreement is terminated or does not complete, there is no assurance that any other party will be willing to pay an equivalent value or more than the value of the consideration to be paid to Northern Orion Shareholders pursuant to the Arrangement.

•              Significant management time and attention will be diverted from the existing business of Northern Orion in order to undertake the Arrangement which could have an adverse impact on Northern Orion.

The Northern Orion Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” “Risk Factors” in this Circular and “Risk Factors” in the respective Yamana’s AIF and the AIFs of, Northern Orion and Meridian, respectively, which are filed on SEDAR.

The foregoing summary of the information and factors considered by the Northern Orion Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Northern Orion Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Northern Orion Board’s recommendation was made after considering all of the above-noted factors and in light of the Northern Orion Board’s knowledge of the business, financial condition and prospects of Northern Orion, and was also based on the advice of financial advisors and legal advisors to the Northern Orion Board. In addition, individual members of the Northern Orion Board may have assigned different weights to different factors.

Support Agreement

Each of the six directors and the six executive officers (two of whom are also directors) of Northern Orion have entered into the Support Agreement with Yamana pursuant to which they have agreed, subject to the terms and conditions of the Support Agreement, among other things:

(a)           to support the Arrangement and vote any Northern Orion Shares held by them in favour of the Arrangement Resolution;

(b)           to vote any securities of Northern Orion held by them against any Acquisition Proposal; and

(c)           not to dispose of any securities of Northern Orion held by them without Yamana’s prior written consent, nor to grant any proxy or power of attorney with respect to any securities of Northern Orion held by them.

Their obligations under the Support Agreement will terminate on the earlier of: (i) the date the Arrangement is completed; (ii) the date on which there is a Change in Recommendation under the Business Combination Agreement; (iii) the date Yamana and such directors and senior officers of Northern Orion agree to terminate the Support Agreement; (iv) the date Yamana terminates the Support Agreement; or (v) the date the Business Combination Agreement is terminated in accordance with its terms.

The Arrangement

Purpose

The purpose of the Arrangement is to effect the business combination of Northern Orion and Yamana.  The Arrangement among Northern Orion, Northern Orion Shareholders and Yamana is to be carried out pursuant to the Business Combination Agreement and the Plan of Arrangement.

Conditions

The Arrangement is subject to a number of conditions, including the Minimum Meridian Condition, which is a mutual condition that must be satisfied unless both Yamana and Northern Orion agree to waive it. See “Conditions to the Arrangement Becoming Effective”.

The Arrangement will involve, among other things, the following:

•              the issue and payment by Yamana to Northern Orion Shareholders of 0.543 of a Yamana Share and Cdn.$0.001 in cash for each Northern Orion Share held;

•              the exchange of Northern Orion Employee Options for financially equivalent Converted Yamana Options; and

•              each Northern Orion Warrant and Northern Orion Non-Employee Option will, in accordance with their terms, entitle the holder upon exercise to acquire 0.543 of a Yamana Share and Cdn.$0.001 in cash in lieu of each Northern Orion Share issuable upon such exercise pursuant to and on the same terms and conditions as the Northern Orion Warrants and Northern Orion Non-Employee Options.

On completion of the Arrangement, and acquisition by Yamana of 66 2/3% of the issued and outstanding Meridian Shares, on a fully-diluted basis, Northern Orion Shareholders should hold approximately 14.2% of the total issued and outstanding Yamana Shares.  If all of the Meridian Shares are acquired by Yamana (on either an issued or a fully-diluted basis), Northern Orion Shareholders should hold approximately 12.6% or 12.5% of the total issued and outstanding Yamana Shares, respectively.

Opinion of the Fairness Advisor

Northern Orion entered into an engagement letter dated effective June 27, 2007 with the Fairness Advisor pursuant to which, among other things, the Fairness Advisor agreed to provide the Northern Orion Board with its opinion of the fairness of the consideration under the Plan of Arrangement, from a financial point of view, to Northern Orion Shareholders.

At the Northern Orion Board meeting on June 27, 2007, the Fairness Advisor made a financial presentation to the Northern Orion Board and delivered the Fairness Advisor’s oral opinion, subsequently confirmed by delivery of the written Fairness Opinion, that as of the date thereof and based on and subject to various assumptions, limitations and qualifications, the consideration to be received by Northern Orion Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view, to Northern Orion Shareholders.

The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix D. The Fairness Advisor provided its opinion for the information and assistance of the Northern Orion Board in connection with its consideration of the Arrangement. The Fairness Opinion addresses only the fairness of the consideration to Northern Orion Shareholders, is for the information of the Northern Orion Board in connection with its consideration of the proposed Arrangement only, and is not a recommendation as to how any Northern Orion Shareholder should vote with respect to the Arrangement Resolution. Northern Orion Shareholders are urged to read the entire Fairness Opinion. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the opinion.

Under its engagement letter with the Fairness Advisor, Northern Orion has agreed to pay the Fairness Advisor a fee for rendering financial advisory services which is contingent on completion of the Arrangement.  Northern Orion has also agreed to indemnify the Fairness Advisor and certain related persons against certain liabilities in connection with the engagement, including certain liabilities under Canadian Securities Legislation.  In the past, the Fairness Advisor and its affiliates have provided financing services for Northern Orion and have received fees for the rendering of those services.

In the ordinary course of its trading, brokerage, investment management and financing activities, the Fairness Advisor or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers in debt or equity securities of Northern Orion, Yamana or any other company, or in any currency or commodity that may be involved in the Arrangement.

Principal Steps of the Arrangement and Completion of Transactions Under the Business Combination Agreement

On completion of the Arrangement:

(a)           each Northern Orion Share held by a Northern Orion Shareholder (other than Northern Orion Shareholders who exercise Dissent Rights or Yamana or any subsidiary of Yamana) will be exchanged for 0.543 of a Yamana Share and Cdn.$0.001 in cash;

(b)           the outstanding Northern Orion Employee Options will be exchanged for Converted Yamana Options exercisable to acquire (on the same terms and conditions as were applicable to such Northern Orion Employee Option immediately before the Effective Time) the number of Yamana Shares equal to the product of the number of Northern Orion Shares subject to such Northern Orion Employee Option immediately prior to the Effective Time and the Exchange Ratio, and the exercise price of such Converted Yamana Options shall be an amount equal to the quotient of the exercise price per Northern Orion Share subject to such Northern Orion Employee Option immediately before the Effective Time divided by the Exchange Ratio (subject to adjustment as provided in the Plan of Arrangement) provided that, such Northern Orion Employee Options will continue to be exercisable until the earlier of the original expiry date and 12 months following the Effective Time;

(c)           each Northern Orion Warrant and Northern Orion Non-Employee Option will be exercisable in accordance with their terms to acquire 0.543 of a Yamana Share and Cdn.$0.001 in lieu of each one Northern Orion Share and on the same terms and conditions of such Northern Orion Warrants and Northern Orion Non-Employee Options, provided that each Northern Orion Non-Employee Option will expire on the earlier of the expiry date of such option and one year after the Effective Date if the holder thereof ceases to be a consultant of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a subsidiary of Yamana on that date;

(d)           Yamana will transfer all of the Northern Orion Shares held by Yamana to Yamana Subco in exchange for 100 common shares of Yamana Subco;

(e)           the capital account maintained by Northern Orion for the Northern Orion Common Shares shall be reduced to be $1.00 without any repayment of capital in respect thereof;

(f)            Yamana Subco and Northern Orion will be amalgamated to form Amalco and continue as one corporation under the BCBCA on the terms prescribed in the Plan of Arrangement (the “Amalgamation”) and:

(i)            the property of each Amalgamating Corporation will continue to be the property of Amalco and Amalco will continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(ii)           an existing cause of action, claim or liability to prosecution is unaffected;

(iii)          a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(iv)          a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)           the articles of Yamana Subco will be the articles of Amalco;

(vi)          all issued and outstanding Northern Orion Shares will be cancelled without any repayment of capital in respect thereof; and

(vii)         all issued and outstanding common shares of Yamana Subco will be exchanged and Yamana will receive on the Amalgamation one Amalco Common Share for each common share of Yamana Subco previously held.

(g)           the board of directors of the Combined Company will consist of the current eight directors of Yamana; and

(h)           Northern Orion will be a wholly-owned subsidiary of Yamana and will cease to be a publicly-traded company.

Assuming there are 154,087,161 Northern Orion Shares issued and outstanding at the Effective Time and outstanding Northern Orion Options and Northern Orion Warrants in respect of 69,139,350 Northern Orion Shares (based on July 11, 2007 information), Yamana will issue approximately 83,669,328 Yamana Shares to acquire the Northern Orion Shares and reserve approximately 37,542,668 Yamana Shares for issue upon exercise of Converted Yamana Options and Northern Orion Warrants.

Northern Orion Shareholders should hold approximately 14.2% of the total issued and outstanding Yamana Shares assuming acquisition by Yamana of 66 2/3% on a fully-diluted basis of the issued and outstanding Meridian Shares; and on an issued basis, there will be, using Yamana’s, Northern Orion’s and Meridian’s issued share capital as at July 11, 2007, approximately 665,058,189 Yamana Shares issued and outstanding.  Northern Orion Shareholders should hold approximately 12.5% of the issued Yamana Shares on this basis.

See “Plan of Arrangement” attached as Appendix C for additional information.

Meridian Offer

On July 19, 2007 Yamana commenced, by take-over bid circular, the Meridian Offer to acquire all of the Meridian Shares in consideration for the payment of Cdn.$3.15 in cash plus 2.235 Yamana Shares, subject to pro ration.  If a minimum of 66 2/3% of the issued and outstanding Meridian Shares, calculated on a fully-diluted basis, have been deposited pursuant to the Meridian Offer and not withdrawn as at the expiry of the Meridian Offer and provided that all other conditions to the Meridian Offer have been satisfied or waived, the Minimum Meridian Condition will be satisfied.  Upon satisfaction of the Minimum Meridian Condition, Yamana has agreed to use its commercially reasonable best efforts to complete the Second Step Transaction to acquire all of the remaining issued and outstanding common shares of Meridian, on such terms and conditions as Yamana determines.

The Meridian Offer is open for acceptance until 8:00 p.m. (Toronto time) on August 27, 2007, or until such later time and date or times and dates to which it may be extended, unless the Meridian Offer is withdrawn by Yamana.  Yamana has the right to withdraw the Meridian Offer and not take up or pay for any Meridian Shares deposited pursuant to the Meridian Offer if any of the conditions to Meridian Offer have not been satisfied or waived by Yamana at or before the expiry time.

The Meridian Offer is conditional upon, among other things,

1.     there having been validly deposited pursuant to the Meridian Offer and not withdrawn at the expiry time such number of Meridian Shares which constitutes at least 66 2/3% of the Meridian Shares issued and outstanding calculated on a fully-diluted basis;

2.     the conditions to completion of the Arrangement having been satisfied or waived;

3.     the shareholder rights plan of Meridian having been waived, or the exercise of the rights under the plan or the issue of Meridian shares upon exercise of the rights having been declared by a competent court to be illegal or of no force or effect or unexercisable or the rights or the plan having become or been held unexercisable or unenforceable in relation to the Meridian Shares, in each case in relation to the Meridian Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction (as such terms are defined in the Meridian Offer);

4.     all approvals, waiting periods, waivers, reviews and other requirements of government, stock exchanges, securities or other regulatory authorities will have been obtained and all waiting or suspensory periods terminated, each on terms and conditions satisfactory to Yamana in its reasonable discretion;

5.     no act or proceeding shall have been taken or threatened or be pending by any governmental authority, public or private person:

a.     challenging the Meridian Offer or the ability of Yamana to make or maintain the Meridian Offer;

b.     seeking to prohibit, restrict or impose material limitations or conditions on (A) the acquisition by or sale to, Yamana of the Meridian Shares, (B) the take-up or acquisition of the Meridian Shares by Yamana, (C) the issuance and delivery of Yamana Shares or the delivery of cash in consideration for Meridian Shares taken up or acquired by Yamana, (D) the ability of Yamana to acquire or hold, or exercise full rights of ownership of, any Meridian Shares, (E) the ownership or operation or effective control by Yamana of any material portion of the business or assets of Meridian or its affiliates or subsidiaries or to compel Yamana or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Meridian or any of its affiliates or subsidiaries as a result of the Meridian Offer, or (F) the ability of Yamana and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Arrangement;

c.     seeking to obtain from Yamana or any of its affiliates or subsidiaries or Meridian or any of its affiliates or subsidiaries any material damages directly or indirectly in connection with the Meridian Offer;

d.     which, if successful, in the reasonable discretion of Yamana, would be reasonably likely to result in a Material Adverse Effect on Meridian or its affiliates or subsidiaries, taken as a whole, if the Meridian Offer or the Arrangement were consummated; or

e.     which, if successful, in the reasonable discretion of Yamana, would make uncertain the ability of Yamana and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Arrangement;

6.     there must not be in effect or threatened any restraining order, injunction, cease trade order or other order, decree or judgment issued by any governmental entity or other legal restraint or prohibition challenging the Meridian Offer or preventing the completion of the Meridian Offer or the acquisition of Meridian Shares under the Meridian Offer, or any Compulsory Acquisition, Subsequent Acquisition Transaction or the Arrangement and there must not be any law existing or proposed, or pending or threatened restraining order, injunction or other order or decree issued by any governmental entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on (i) the acquisition by, or sale to, Yamana of any Meridian Shares, (ii) the take-up or acquisition of Meridian Shares by Yamana, (iii) the issuance and delivery of Yamana Shares or the delivery of cash in consideration for Meridian Shares taken up or acquired by Yamana, (iv) the ability of Yamana to acquire or hold, or exercise full rights of ownership of, any Meridian Shares, (v) the ownership or operation or effective control by Yamana of any material portion of the business or assets of Meridian or its affiliates or subsidiaries or to compel Yamana or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Meridian or any of its affiliates or subsidises as a result of the Meridian Offer, or (vi) the ability of Yamana and its affiliates and subsidiaries to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction or the Arrangement;

7.     the absence of any circumstances on or after June 27, 2007 leading to a Material Adverse Effect on Meridian;

8.     Yamana has determined that the Meridian Offer and the take–up of Meridian Shares thereunder will not result in the impairment of or have an adverse effect on any material asset of Meridian, or result in a breach, default or acceleration or invocation of any of any obligation or right which might reduce the expected economic value to Yamana of its acquisition of Meridian;

9.     Yamana has determined that none of Meridian, any of its affiliates or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event which might reduce the expected economic value to Yamana of the acquisition of Meridian;

10.   no change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after June 27, 2007, that has or may have a Material Adverse Effect on Meridian and its affiliates or subsidiaries, taken as a whole and that the Meridian Offer, if consummated, will not trigger a Material Adverse Effect on Meridian and its affiliates and subsidiaries, taken as a whole;

11.   no untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made, in any document filed by or on behalf of Meridian with any securities commission or similar securities regulatory authority;

12.   there shall not have occurred or been threatened on or after the date of the Meridian Offer: any general suspension of trading in, or limitation on prices for, securities on the TSX or the NYSE; any extraordinary or material adverse change in the financial markets in Canada or the United States; any change in the general political, market, economic or financial conditions in any country that could, have a Material Adverse Effect on Meridian and its affiliates and subsidiaries, taken as a whole; a material change in United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor;  a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; any limitation by any governmental entity on, or other event that might affect the extension of credit by banks or other lending institutions in Canada or the United States; a commencement of war or armed hostilities or other national or international calamity involving any jurisdiction in which Meridian operates its business; or in the case of any of the foregoing existing at the time of the commencement of the Meridian Offer, a material acceleration or worsening thereof; and

13.   Yamana shall have been given access to all non-public information and data relating to Meridian and shall be satisfied that such information and data does not reveal a state of facts that is or would reasonably be expected to have a Material Adverse Effect on Meridian or any of its affiliates, either individually or collectively.

Under the terms of the Business Combination Agreement Yamana may increase or vary the Meridian Offer Consideration in its sole discretion.  Yamana has exclusive control, in its sole discretion, over all matters relating to the Meridian Offer and the Second Step Transaction, including in respect of negotiations, variations, extensions, termination or withdrawal, determination of conditions of the Meridian Offer and the satisfaction or waiver of such conditions and take-up of common shares of Meridian under the Meridian Offer, any applications for regulatory relief or approval and the negotiation of any Converted Consensual Transaction.

Yamana has agreed to provide at least two calendar days’ notice to Northern Orion prior to making any increase, variation or extension of the Meridian Offer to enable Northern Orion to adjourn the Meeting if necessary and to permit Northern Orion and its Fairness Advisor to determine whether any such proposed increase, variation or extension of the Meridian Offer would change the conclusions of any opinion as to the fairness of the Arrangement from a financial point of view to Northern Orion Shareholders.  If Yamana extends the expiry date of or otherwise varies the terms of the Meridian Offer after the Meeting or a Post-Amendment Meeting, Northern Orion may, subject to the terms of the Business Combination Agreement, accept a Superior Proposal received any time after such Meeting and hold a further vote of Northern Orion Shareholders if the Northern Orion Board determines that any such vote is required in order for the Northern Orion Board to act in a manner consistent with its fiduciary duties or under applicable laws.

Yamana has agreed to keep Northern Orion informed of Yamana’s considerations, discussions, and plans in respect of Meridian and the Meridian Offer and will provide Northern Orion all information relating to Meridian and the Meridian Offer that is in Yamana’s possession or control.  Yamana will consult with Northern Orion and its financial advisors prior to making any increase, variation or extension of the Meridian Offer in such manner and within such time frame as may be reasonably necessary for Northern Orion to adjourn the Meeting and for its financial advisors to determine whether any such proposed change would change the conclusions of the Fairness Opinion or require any further vote by Northern Orion Shareholders if the Meeting has been held.

If Yamana acquires the Meridian Shares deposited under the Meridian Offer, Yamana has agreed to use its commercially reasonable best efforts to complete the Second Step Transaction to acquire all of the remaining issued and outstanding Meridian Shares not then held by Yamana as expeditiously as possible.  The terms and conditions and the form of such Second Step Transaction will be solely at the discretion of Yamana.

If Yamana agrees to a Converted Consensual Transaction with Meridian (being an alternative form of transaction to the Meridian Offer that involves a change in control of, or acquisition of, or merger, amalgamation, arrangement, or business combination with Meridian), the provisions of the Business Combination Agreement that relate to the Meridian Offer will apply with necessary changes to such Converted Consensual Transaction.  Yamana and Northern Orion have agreed to amend the Business Combination Agreement, the Loan documentation and related documents to the extent necessary to reflect such intent.  Yamana will use its commercially reasonable best efforts to cause Northern Orion to become a party to any agreement in respect of a Converted Consensual Transaction and Northern Orion will be entitled to a pro rata portion (based on the relative fully-diluted adjusted market capitalization of Northern Orion and Yamana on the announcement date of the Meridian Offer) of any termination payments that could become payable to Yamana in connection with such Converted Consensual Transaction.

Northern Orion has agreed not to employ $200 million in cash and cash equivalents owned by it and its affiliates for any purpose other than the loan until the earlier of (i) the later of the termination of the Business Combination Agreement and the Loan Agreement and (ii) the Completion Deadline.

The Loan

Northern Orion has agreed to Loan up to $200 million to Yamana to be used by Yamana solely to fund a portion of the cash consideration payable by Yamana in consideration for the Meridian Shares taken-up pursuant to the Meridian Offer or the Second Step Transaction.  The Loan to Yamana is not conditional upon the completion of the Arrangement and will not terminate upon the termination of the Business Combination Agreement except in the case of a material breach by Yamana of its covenants in the Business Combination Agreement and provided that an Acquisition Proposal in respect of Northern Orion has not been publicly announced or made by a person other than Yamana.  Yamana is entitled to draw down on the Loan only if it determines that it will take up and pay for Meridian Shares deposited to the Meridian Offer provided that the Minimum Meridian Condition has been satisfied and Yamana has waived any conditions to the Meridian Offer that have not been satisfied.

The Loan is a non-revolving term facility.  Amounts drawn will bear interest at LIBOR plus 2% payable quarterly and will be repayable on the earlier of 12 months following the initial draw down and 30 days following acquisition by Yamana of 100% of the fully-diluted issued and outstanding Meridian Shares.  Yamana will pay all of Northern Orion’s reasonable out of pocket expenses incurred in connection with the Loan and the security, to a maximum of $100,000.  The Loan and Loan facility will mature and be repayable on the earlier of: (a) 30 days after the date on which Yamana acquires 100% of the issued and outstanding Meridian Shares; and (b) 12 months after the first draw down on the Loan.  The Loan and Loan facility will terminate on December 31, 2007 if all conditions precedent to the draw down are not met by that date.

All amounts outstanding from time to time under the Loan will be secured by a first ranking perfected pledge of that number of Meridian Shares acquired by Yamana having an aggregate market value of $400 million based on the 20-day volume-weighted average price of the Meridian Shares for the period ending immediately prior to Yamana’s announcement of its intention to make the Meridian Offer on June 27, 2007 (the “Pledged Shares”). Northern Orion’s security interest in the Pledged Shares will attach after the funds are advanced under the Loan and used to purchase Pledged Shares.

The Loan Agreement contains covenants, including, without limitation:  preservation of corporate existence; creation and perfection and maintenance of the security in favour of the lender in the Pledged Shares (subject only to permitted liens); notification of any event of default; and compliance with laws. The Loan Agreement also contains customary representations and warranties, the accuracy of which is a condition of the borrowings thereunder. Borrowings incurred in connection with the Meridian Offer may be repaid by Yamana in $10 million increments.

Post-Arrangement Organization

Upon completion of the Arrangement and assuming successful completion of the Meridian Offer, the Combined Company will have nine operating mines with a pipeline of six development projects, and an increased presence in Latin America, including Yamana’s Chapada Mine (copper/gold), Fazenda Brasiliero and Jacobina Mines in Brazil, El Peñón project and the Minera Florida Mine in Chile (gold/silver), Northern Orion’s Agua Rica project in Argentina (copper/gold/molybdenum) and its 12.5% indirect interest in the Alumbrera project in Argentina (copper/gold).

On completion of the Arrangement and assuming satisfaction of the Minimum Meridian Condition, Yamana as the Combined Company will continue to be a corporation governed by the laws of Canada. After the Effective Date, Yamana will own all of the Northern Orion Shares and a minimum of 66 2/3% of the issued and outstanding Meridian Shares (on a fully-diluted basis).  Yamana’s directors and officers will be the directors and officers of the Combined Company.  See Appendix I for information on Yamana’s directors and officers.

The business and operations of Northern Orion and Meridian are expected to be managed and operated as subsidiaries of Yamana and the business operations of Yamana, Northern Orion and Meridian will be consolidated and the principal executive office of the Combined Company will be located at Suite 1102, 150 York Street, Toronto, Ontario, M5H 2S5 (telephone number (416) 815-0220).  Yamana’s shares are listed on the TSX, the NYSE and the LSE.

Directors and Officers of the Combined Company - Post-Arrangement

As of the Effective Time, subject to any arrangements made after the date of this Circular pursuant to a Converted Consensual Transaction with Meridian, the board of directors of the Combined Company will consist of eight directors, each of whom is a current director of Yamana.  Appendix I to this Circular sets forth certain information concerning the current directors and officers of Yamana.  See “Information Concerning Yamana on a Current Basis and the Combined Company on a Pro Forma Basis”.

Procedure and Terms For Exchange of Northern Orion Shares and Tax Election

Procedure for Exchange of Northern Orion Shares

(a)           As soon as practicable after the Effective Date, the Depositary will forward to each former Registered Shareholder a letter of transmittal and instructions for obtaining delivery of certificates(s) representing Yamana Shares and a cheque representing the cash component of the consideration.

(b)           To receive the above certificate(s) and cheque, Registered Shareholders must return to the Depositary, on or before the sixth anniversary of the Effective Date, the certificates representing their Northern Orion Shares, a properly completed letter of transmittal, and such other documents as the Depositary may require.

(c)           The Depositary will then issue certificates for the appropriate number of Yamana Shares and a cheque representing the appropriate cash payment to the Registered Shareholder.

(d)           Certificates for the Yamana Shares issued to a Registered Shareholder as described above will be registered in such name or names and such certificates and the cheque will be sent to such address or addresses as the Registered Shareholder may direct in the letter of transmittal.

(e)           The Plan of Arrangement contains additional provisions respecting lost certificates, dividends, distributions and withholding rights under tax legislation.

Tax Election Procedure for Northern Orion Shareholders Subject to Canadian Taxation

The letter of transmittal that Registered Shareholders will receive after the Effective Date in respect of the exchange of their Northern Orion Shares for Yamana Shares and cash will include a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election under any applicable provincial tax legislation) (a “Section 85 Election”) in order to effect a whole or partial tax deferral. Eligible Holders who request a tax instruction letter and election forms for a Section 85 Election, by indicating in the space provided in the letter of transmittal, will be sent such a package by the Depositary. Beneficial Shareholders will need to deal with their Intermediary Registered Shareholder to receive the tax election package and the election forms.  Shareholders must return two signed copies of the necessary election forms to “Northern Orion Election Process” c/o PriceWaterhouseCoopers LLP, 250 Howe Street, Suite 200, Vancouver, British Columbia V6C 3S7 within 90 days of the Effective Date, complete with details of the number of Northern Orion Shares transferred and the agreed applicable amounts for the purposes of such election.

Under the Business Combination Agreement, Yamana is obligated to make a Section 85 Election jointly with Eligible Holders who may otherwise be subject to taxation under the ITA (and any applicable provincial tax legislation) and wish to elect to defer any liability for such tax in whole or in part. Neither Yamana nor Northern Orion will be responsible for the proper completion or filing of any Section 85 Election and Eligible Holders will be solely responsible for the payment of any late filing penalty.  Yamana has agreed to execute any properly completed Section 85 Election form that it receives within 90 days after the Effective Date and to mail the election form to the electing Eligible Holder within 90 days after Yamana’s receipt of the election form from the Eligible Holder. With the exception of Yamana’s execution and mailing of the Section 85 Election form, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Eligible Holder’s Section 85 Election. Neither Yamana nor Northern Orion will be responsible for the proper completion or filing of any Section 85 Election and Eligible Holders will be solely responsible for the payment of any late filing penalty. Accordingly, none of Yamana, Northern Orion or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation). See generally “Canadian Federal Income Tax Considerations” in this Circular.

Cancellation of Rights after Six Years

Any certificate which immediately before the Effective Date represented Northern Orion Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Northern Orion, Yamana or the Depositary. Accordingly, persons who tender certificates for Northern Orion Shares after the sixth anniversary of the Effective Date will not receive Yamana Shares, will not own any interest in Northern Orion, and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Time with respect to Yamana Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered certificates for Northern Orion Shares unless and until the holder surrenders its certificates for Northern Orion Shares in exchange for Yamana Shares and cash in accordance with the terms of the Plan of Arrangement. Once such certificates are surrendered in compliance with the Plan of Arrangement, the holder will be sent, in addition to the holder’s Yamana Shares and cash payment, such dividend or other distribution, if any, without interest thereon.

Fractional Shares

No fractional Yamana Shares will be issued to Northern Orion Shareholders. The number of Yamana Shares to be issued to Northern Orion Shareholders shall be rounded up to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Share and shall be rounded down to the nearest whole Yamana Share in the event that a Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Share.  Any cash consideration to be received by a Northern Orion Shareholder will be rounded up to the nearest whole cent.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix C to this Circular.

Northern Orion Employee Options

Holders of Northern Orion Employee Options will receive Yamana Converted Options under the Arrangement.  Each Converted Yamana Option will entitle the holder to acquire (on the same terms and conditions as were applicable to such Northern Orion Option immediately prior to the Effective Time under the relevant Northern Orion stock option plan under which it was issued and the agreement evidencing the grant except to the extent that such Converted Yamana Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be an employee, director or officer of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date), the number (rounded down to the nearest whole number) of Yamana Shares equal to the product of: (A) the number of Northern Orion Shares subject to such Northern Orion Employee Option immediately prior to the Effective Time and (B) the Exchange Ratio.  The exercise price per Yamana Share subject to any such Converted Yamana Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Northern Orion Share subject to such Northern Orion Option immediately before the Effective Time divided by (B) the Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the “In the Money Amount” of the Converted Yamana Option immediately after the exchange is equal to the “In the Money Amount” (as defined in the Business Combination Agreement) of the exchanged Northern Orion Option immediately before the exchange.

Northern Orion Warrants and Northern Orion Non-Employee Options

Each Northern Orion Warrant and each Northern Orion Non-Employee Option outstanding immediately prior to the Effective Time shall entitle the holder thereof to receive upon exercise in accordance with the terms thereof and, (on the same terms and conditions as were applicable to Northern Orion Warrants or such Northern Orion Non-Employee Options immediately before the Effective Time except to the extent that such Northern Orion Non-Employee Options will expire on the earlier of (A) the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be a consultant of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date), (i) the number (rounded down to the nearest whole number) of Yamana Shares equal to the product of: (A) the number of Northern Orion Shares subject to such Northern Orion Warrant or Northern Orion Non-Employee Option as applicable, immediately prior to the Effective Time and (B) the Exchange Ratio and (ii) Cdn.$0.001 in cash.

Regulatory Matters Relating to the Arrangement

Northern Orion believes that the Arrangement will not violate any applicable competition or antitrust laws.  There is however no assurance that a challenge to the Arrangement on antitrust grounds will not be made in one or more jurisdictions before or after the Effective Date, nor is there any assurance as to the result of any such challenge.

Prior to acquiring their Yamana Shares, Northern Orion Shareholders who as a result of the Arrangement will hold voting securities of Yamana with a value in excess of $59.8 million may, unless exempt, be subject to the filing and waiting requirements of the HSR Act.  This would require each such shareholder, as well as Yamana, to file a Notification and Report Form with the FTC and the Antitrust Division of the United States Department of Justice (“Antitrust Division”) and to observe the waiting period requirements of the HSR Act.  Therefore, compliance with the HSR Act procedures could delay the acquisition of Yamana Shares by affected Northern Orion Shareholders.  These requirements will not apply to a particular Northern Orion Shareholder if: (i) such shareholder is not a “United States person” within the meaning of the HSR Act and will not hold 50% of the voting securities of Yamana as a result of the Offer, or (ii) such shareholder will hold

10% or less of the voting securities of Yamana and is acquiring such voting securities solely for the purpose of investment within the meaning of the HSR Act.  Any Northern Orion Shareholder that believes that it may have a filing and waiting obligation under the HSR Act in connection with the Offer should contact Yamana at (416) 815-0220.  Neither Northern Orion nor Yamana knows of any Northern Orion Shareholder that would be required to make such filing.

Regulatory Matters Relating to Meridian Offer

Yamana has advised Northern Orion that the Meridian Offer is subject to the following regulatory reviews under applicable competition laws:

Competition Act

The Competition Act requires a pre-merger notification to the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) for transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. If a transaction is subject to pre-merger notification, a pre-merger filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction may be completed. Yamana may choose to file either a short form (generally with a 14-day waiting period) or a long form (with a 42-day waiting period). However, if Yamana files a short form, the Commissioner may, within 14 days, require a long form to be filed, in which case the proposed transaction generally may not be completed until 42 days after Yamana files a long form.

Upon receipt of a pre-merger notification from Yamana, the Commissioner is required immediately to notify Meridian that the Commissioner has received from Yamana the prescribed short form information or prescribed long form information, as the case may be. Meridian is required by the Competition Act to supply the Commissioner with the prescribed short form information within ten days after being so notified or the prescribed long form information within 20 days after being so notified, as the case may be. Although Meridian is required to file certain information and documentary material with the Commissioner in connection with the Meridian Offer, neither Meridian’s failure to make such filings nor a request from the Commissioner for additional information or documentary material made to Meridian will delay the start or extend the waiting period.

The Commissioner’s review of a transaction may take less than or longer than the statutory waiting period. Where the Commissioner completes her review of a notifiable transaction prior to the expiry of the applicable statutory waiting period and notifies the notifying parties that she does not, at that time, intend to make an application under the merger provisions of the Competition Act in respect of the proposed transaction, the statutory waiting period terminates.

Whether or not a pre-merger filing is required, the Commissioner may apply to the Competition Tribunal, a specialized tribunal empowered to deal with certain matters under the Competition Act, with respect to a “merger” (as defined in the Competition Act) and, if the Competition Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may order that the merger not proceed or, in the event that the merger has been completed, order its dissolution or the disposition of some of the assets or shares involved. The Competition Tribunal also may issue an interim order under the Competition Act prohibiting the completion of the merger for a period of up to 30 days in certain circumstances, which period can be extended.

The Commissioner may, upon request, issue an advance ruling certificate (“ARC”), where she is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act. If the Commissioner issues an ARC it both exempts the notification requirement and bars the Commissioner from later challenging the transaction before on the same grounds which ARC was granted.  Alternatively, the Commissioner may issue a “no action” letter indicating that she does not have grounds upon which to challenge the merger at such time but can do so at any time within three years of closing.

Yamana has advised that the purchase of Meridian Shares pursuant to the Meridian Offer may require pre-merger notification to the Commissioner and Yamana’s acquisition of control of Meridian would be a “merger” for the purposes of the merger provisions of the Competition Act.

Yamana has advised that it does not currently intend to take up or pay for Meridian Shares deposited pursuant to the Meridian Offer unless all applicable waiting periods under the Competition Act and any extensions thereof have expired or been waived without restraint or challenge and the Commissioner has issued an ARC or a “no action” letter in respect of the acquisition of the Meridian Shares by Yamana.

US Federal Antitrust Laws

Under the HSR Act certain acquisition transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division and the FTC and the applicable waiting period has expired or been terminated. Yamana has advised that the acquisition of Meridian Shares pursuant to the Meridian Offer may be subject to the HSR Act. If the Meridian Offer is required to be reported, Yamana has advised that it will make its filing as required (the “HSR Filing”).

Under the provisions of the HSR Act (if applicable to the Meridian Offer), the purchase of Meridian Shares pursuant to the Meridian Offer may not be consummated until the expiration of a 30-day waiting period following the filing by Yamana, unless the last day of the waiting period ends on a Saturday, Sunday or legal holiday, in which case the waiting period will continue until the next business day. Yamana has advised that it will make its filing, if required, in sufficient time to permit the waiting period under the HSR Act to expire before the expiry time, unless such waiting period is extended by (a) a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period, , or (b) Yamana’s decision to withdraw and refile its required filing which would extend the waiting period for an additional 30 days from the date of substantial compliance with the request. If Yamana is required to file under the HSR Act Yamana will request early termination of the waiting period applicable to the Meridian Offer. There can be no assurance, however, that the 30-day HSR Act waiting period will be terminated early. If the acquisition of Meridian Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Meridian Offer may, but need not, be extended and, in any event, the purchase of and payment for Meridian Shares will be deferred until 30 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for in the Meridian Offer or by applicable law. Although Meridian would be required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Meridian Offer, if there is an HSR filing requirement, neither Meridian’s failure to make such filings nor a request from the Antitrust Division or the FTC for additional information or documentary material made to Meridian will extend the waiting period.

Other Jurisdictions

Yamana has advised Northern Orion that it is continuing to assess possible regulatory filings and approvals in other jurisdictions in connection with its Meridian Offer. At present, Yamana is in the process of determining whether it is required to make a regulatory filing with the Mexican Federal Competition Commission which it will make if required to do so.  Yamana believes that, based on the publicly available information, it is not likely that any further regulatory filings in other jurisdictions will be required.

Stock Exchange Approvals and Listings

It is a condition to completing the Arrangement that the Yamana Shares to be issued to Northern Orion Shareholders pursuant to the Arrangement and on exercise of Converted Yamana Options and Northern Orion Warrants be approved for listing on the TSX, the NYSE and the LSE, subject only to official notice of issuance and other customary conditions. Yamana has advised Northern Orion that it has applied to list the Yamana Shares to be issued or issuable in connection with the Arrangement and the Meridian Offer on the TSX and the NYSE, subject to the satisfaction of the customary requirements of the TSX.  The Northern Orion Warrants will continue to be listed on the TSX under a new trading symbol and the Northern Orion Shares will be delisted from the TSX and AMEX.

Fees, Costs and Expenses

All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement will be paid by the party incurring those expenses.

Northern Orion estimates that it will incur fees and related expenses in the aggregate amount of approximately Cdn.$22 million if the Arrangement is completed including, without limitation, Fairness Advisor fees, financial advisors’ fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.

Interests of Directors and Executive Officers of Northern Orion in the Arrangement

Members of the Northern Orion Board and the executive officers of Northern Orion have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Northern Orion Shareholders generally. These interests and benefits are described below.

All benefits received, or to be received, by directors or executive officers of Northern Orion as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Northern Orion or the Combined Company. No director (including directors who are also executive officers) of Northern Orion will continue as a director or executive officer of the Combined Company.  No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Northern Orion Shares, nor is it, or will it be, conditional on the person’s supporting the Arrangement. No director or executive officer of Northern Orion owns greater than 1% of the issued Northern Orion Shares.

As of July 20, 2007, the members of the Northern Orion Board and the executive officers of Northern Orion held 325,947 Northern Orion Shares representing approximately 0.21% of the issued Northern Orion Shares on such date.

New Executive Employment Agreements with the Combined Company

Yamana has indicated that it intends to make offers of employment to some members of senior management of Northern Orion other than the Chief Executive Officer.  As at the date of this Circular, to the knowledge of Northern Orion, no formal offers have been made.

Indemnification of Officers and Directors and Insurance

Under the Business Combination Agreement, Yamana has agreed that all rights to indemnification or exculpation in favour of the current and former directors and officers of Northern Orion and its subsidiaries provided in the current articles of Northern Orion or any of its subsidiaries, or in any agreement, and any directors’ and officers’ insurance currently existing in favour of the directors and officers of Northern Orion and its subsidiaries, will survive the completion of the Arrangement (or be replaced with substantially equivalent coverage) and will continue in effect for a period of not less than five years after the Effective Date.

Change of Control Provisions in Agreements with Officers and Directors

The contracts governing the employment or engagement of the services of the each of the Chief Executive Officer, Vice President Finance and Chief Financial Officer, Vice President Project Development and the General Manager, Agua Rica, include termination provisions which entitle them to certain payments if they are terminated or elect to terminate their respective employment or engagement, as applicable, following a change of control (defined to include transactions which result in new persons possessing more than 50% of the voting power of Northern Orion) that would entitle such persons to receive salary or fees equal to 24 months’ notice and benefits equal to 24 months’ notice, plus two times their average annual bonus for the most recent two years and funding of any unvested balance of their long-term retention pension plan.  If all such persons are terminated or elect to terminate their employment or engagement following completion of the Arrangement, the aggregate amount payable pursuant to such provisions would be approximately Cdn.$7,300,000.

Comparison of Shareholder Rights under CBCA

On completion of the Arrangement, Northern Orion Shareholders will become Yamana Shareholders. Since Yamana is a Canadian corporation, the rights of Yamana Shareholders are governed by the applicable laws of Canada, including the CBCA, and by Yamana’s articles of incorporation and by-laws. Since Northern Orion is a British Columbia company, the rights of Northern Orion Shareholders are governed by the BCBCA and by Northern Orion’s notice of articles and articles. Although the rights and privileges of shareholders under the CBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix G to this Circular for a comparison of these rights.

Effective Date of the Arrangement

If the Arrangement Resolution is passed, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions set forth in the Business Combination Agreement including those disclosed below under “Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective on the Effective Date. Yamana and Northern Orion currently expect that the Effective Date will be in early to mid-September, 2007.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions, summarized below, must have been satisfied or waived.

Mutual Conditions

•                                          the Interim Order will have been granted in form and substance satisfactory to Yamana and Northern Orion and shall not have been set aside or modified in a manner unacceptable to Yamana and Northern Orion, acting reasonably;

•                                          the Northern Orion Shareholders and, if required, the Yamana Shareholders will have approved the Arrangement;

•                                          satisfaction of the Minimum Meridian Condition and all other conditions to the Meridian Offer shall have been satisfied or waived and Yamana shall be obligated under applicable law to take up and pay for such Meridian Shares;

•                                          there will have been no material change in the employment arrangements of any senior officer of Northern Orion or any subsidiary thereof and neither Northern Orion nor any subsidiary will have hired any additional senior officers;

•                                          the Effective Time will be on or before December 31, 2007;

•                                          the Final Order shall have been granted in form and substance satisfactory to Yamana and Northern Orion, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

•                                          no law, ruling, order or decree will be in force and no action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise restrains, enjoins or prohibits the consummation of the Arrangement in accordance with its terms or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Yamana, Northern Orion or their respective subsidiaries;

•                                          all required acceptances and approvals of the TSX, the NYSE and the LSE for the transactions contemplated by the Business Combination Agreement and of the listing of the Yamana Shares to be issued or issuable under the Arrangement shall have been obtained and the TSX shall have approved the continued listing of the Northern Orion Warrants;

•                                          all required governmental and third party consents and approvals and any registrations, filings and advisory requests with, any governmental entity set out in the disclosure memorandum will have been obtained, and all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements in each case on terms that are reasonably satisfactory to the parties will have been obtained or received on terms that are reasonably satisfactory to the parties, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Northern Orion or Yamana or materially impede the completion of the Arrangement;

•                                          the distribution of Yamana securities pursuant to the Arrangement will be exempt from the prospectus and registration requirements of and will not be subject to resale restrictions under applicable Canadian Securities Laws, and will be exempt from the registration requirements of applicable U.S. federal Securities Laws and will be registered or exempt from the registration requirements of applicable state Securities Laws; and

•                                          the Business Combination Agreement shall not have been terminated pursuant to its terms.

Additional Conditions in Favour of Yamana

The obligation of Yamana to complete the Arrangement is subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)                                  the representations and warranties made by Northern Orion in the Business Combination Agreement must be true and correct as of the Effective Date, except where any failure or breach would not individually or in the aggregate, in the reasonable judgment of Yamana, have a Material Adverse Effect on Northern Orion;

(b)                                 no change will have occurred in the capital structure of Northern Orion or any Northern Orion Subsidiaries, without the prior written consent of Yamana, such consent not to be unreasonably withheld;

(c)                                  Northern Orion must have complied in all material respects with its covenants in the Business Combination Agreement;

(d)                                 no more than 2% of the outstanding Northern Orion Shares will be subject to the exercise of Dissent Rights;

(e)                                  the Support Agreement will continue to be in full force and effect and will not have been terminated except as provided therein;

(f)                                   the directors of Northern Orion must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Northern Orion to permit the consummation of the Arrangement; and

(g)                                 the Loan Agreement will be in full force and effect and will not have been terminated.

Additional Conditions in Favour of Northern Orion

The obligations of Northern Orion to complete the Arrangement are subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)                                  the representations and warranties made by Yamana in the Business Combination Agreement must be true and correct as of the Effective Date except where any failure or breach would not individually or in the aggregate, in the reasonable judgment of Northern Orion, have a Material Adverse Effect on Yamana;

(b)                                 there must not have occurred any changes or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Yamana or any Yamana Material Subsidiaries;

(c)                                  Yamana must have complied in all material respects with its covenants in the Business Combination Agreement; and

(d)                                 the directors of Yamana must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Yamana to permit the consummation of the Arrangement.

Additional Terms of the Business Combination Agreement

In addition to the terms and conditions of the Business Combination Agreement set out elsewhere in this Circular and the representations and warranties contained therein, the following additional terms apply:

Covenants of Northern Orion

Northern Orion agreed in the Business Combination Agreement to (and in certain circumstances to cause its subsidiaries and companies in which it has a significant interest to, subject to applicable laws, commercially reasonable efforts and other conditions set forth in the Business Combination Agreement), among other things:

(a)                                  apply to the Court for the Interim Order on terms and conditions acceptable to Northern Orion and Yamana, acting reasonably;

(b)                                carry out the terms of the Interim Order including with respect to preparing and mailing this Circular and any amendment or supplement thereto;

(c)                                 solicit in favour of the Arrangement Resolution including by retaining a proxy solicitation agent; recommend to Northern Orion Shareholders that they vote in favour of the Arrangement; and not make a Change in Recommendation, except as permitted by the Business Combination Agreement;

(d)                                hold the Meeting as provided in the Business Combination Agreement. If the expiry date of the Meridian Offer is extended, Northern Orion is entitled to adjourn the Meeting.  If, subsequent to the Meeting, the Meridian Offer is varied or extended and as a consequence thereof Northern Orion makes a Change in Recommendation, Northern Orion will be entitled to hold a Post-Amendment Meeting to re-consider and vote on the Arrangement;

(e)                                 provide notice to Yamana of the Meeting and allow representatives of Yamana to attend the Meeting and conduct the Meeting in accordance with the Interim Order, Northern Orion’s articles and applicable laws, and take all actions as may be required under the BCBCA;

(f)                                   not adjourn, postpone or cancel the Meeting except if quorum is not present, if required by applicable laws or the Northern Orion Board in exercise of its fiduciary duties, if required by the Northern Orion Shareholders, as permitted by the Business Combination Agreement or if otherwise agreed with Yamana;

(g)                                 provide Yamana with a copy of any purported exercise of Dissent Rights by a Northern Orion Shareholder;

(h)                                deliver to Yamana all information concerning Northern Orion as may be required for the preparation of a Yamana information circular (if required) or the Meridian Offer Circular;

(i)                                    apply to the Court for the Final Order on terms and conditions acceptable to Northern Orion and Yamana, acting reasonably;

(j)                                    upon the satisfaction, fulfillment or waiver of the conditions to the Arrangement, make any required filings in order for the Arrangement to be effective;

(k)                                 provide copies of documents, communications and filings made in connection with the Business Combination Agreement, the Arrangement, the Interim Order or the Meeting and any dealings or communications with any governmental entity, securities authority or stock exchange;

(l)                                    conduct its business in the ordinary course of business and consistent with past practice;

(m)                              not, without the prior written consent of Yamana, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice (certain of the covenants apply with necessary changes also to Northern Orion’s subsidiaries and, to the extent Northern Orion has the power to prevent such, to any “Northern Orion Significant Interest Company” as defined in the Business Combination Agreement):

(i)                                    to issue any encumbrance, share or other security, other than upon exercise of Northern Orion Options or Northern Orion Warrants currently outstanding in accordance with the terms in place prior to the Business Combination Agreement;

(ii)                               other than pursuant to existing contracts, dispose of any property or assets or enter into any agreement or commitment to do so except as agreed;

(iii)                            amend or propose to amend the rights, privileges and restrictions attaching to the Northern Orion Shares its or its subsidiaries notice of articles, articles or by-laws (or their equivalent) or the terms of the Northern Orion Options;

(iv)                              split, combine or reclassify any of the Northern Orion Shares, or declare, set aside or pay any dividend or other distribution with respect to the Northern Orion Shares;

(v)                                 redeem, purchase or offer to purchase any Northern Orion Shares or, except pursuant to the Northern Orion stock option plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)                             reorganize, amalgamate or merge Northern Orion with any other person;

(vii)                         acquire or agree to acquire any corporation or other entity or material interest therein or any material assets;

(viii)                     other than as permitted by the Business Combination Agreement enter into any agreements with its directors or officers or their respective affiliates;

(ix)                             (A) satisfy or settle any claim, except such as have been included in the consolidated financial statements of Northern Orion delivered to Yamana and which are, individually or in the aggregate, in excess of $500,000 or which constitutes intercorporate debt of Northern Orion; (B) release or relinquish any standstill agreement or any contractual rights that are, individually or in the aggregate, in excess of $500,000; or (C) enter into or terminate any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(x)                                 incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur authorize, agree or otherwise become committed to any indebtedness for borrowed money;

(xi)                             except as required by Canadian GAAP, or any applicable law, make any changes to the existing accounting practices of Northern Orion or make any material tax election inconsistent with past practice; or

(xii)                          enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than ordinary course expenditures including budgeted expenditures relating to the development of the Agua Rica project, expenditures required by law, expenditures made in connection with transactions contemplated in the Business Combination Agreement and expenditures required to prevent the occurrence of a Material Adverse Effect;

(n)                                 not enter into or modify any employment or consulting agreement, policy or arrangement with, or grant any bonus, compensation or benefit or make any loan to, any officer, director, employee or consultant of Northern Orion;

(o)                                 use its commercially reasonable best efforts to maintain its current insurance (or reinsurance);

(p)                                 subject to certain exceptions, not take any action inconsistent with the provisions of the Business Combination Agreement or which would render, or that could reasonably be expected to render, any representation or warranty made by Northern Orion in the Business Combination Agreement untrue or inaccurate in any material respect at any time before the Effective Time, or which would or could have a Material Adverse Effect on Northern Orion;

(q)                                 encourage those employees of Northern Orion designated by Yamana to enter into employment agreements with Yamana provided that the compensation and terms of such employment agreements are no less favourable than those under which such employees are currently employed by Northern Orion;

(r)                                    notify Yamana of any existing or potential Material Adverse Change or Material Adverse Effect; any material governmental entity or third person complaints, investigations or hearings; any breach by Northern Orion of any covenant or agreement contained in the Business Combination Agreement; any event occurring that would render any representation or warranty of Northern Orion to be untrue or inaccurate in any material respect;

(s)                                  not undertake any transaction that would prevent obtaining, if otherwise available, a “bump” in the tax cost of the property of Northern Orion in accordance with paragraph 88(1)(d) of the ITA or any transaction that would reduce the amount of the “bump” if otherwise available;

(t)                                    not settle or compromise any claim brought by any present, former or purported holder of any securities of Northern Orion in connection with the transactions contemplated by the Business Combination Agreement before the Effective Time without the prior written consent of Yamana;

(u)                                 except in the ordinary and regular course of business and consistent with past practices and other than as required by applicable laws, not to waive, release, grant or transfer any material rights of value or change in any material respect any existing material license, lease, commitment, contract, production sharing agreement, government land concession or other material document or arrangement to which Northern Orion is a party except as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Northern Orion;

(v)                                 satisfy all conditions precedent to its obligations and take all other action proper or advisable under all applicable laws to complete the transactions contemplated by the Business Combination Agreement;

(w)                              keep Yamana fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business;

(x)                                  make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Business Combination Agreement and take all reasonable action necessary to be in compliance with such laws;

(y)                                 conduct its affairs so that all of the representations and warranties of Northern Orion will be true and correct on and as of the Effective Date;

(z)                                  continue to assist Yamana, until the earlier of the Effective Time or the termination of the Business Combination Agreement, to carry out its due diligence review of Northern Orion and its subsidiaries;

(aa)                            execute and deliver at the closing of the Arrangement customary agreements, certificates, resolutions, opinions and other closing documents;

(bb)                          provide U.S. tax counsel to Northern Orion customary representation letters, certificates and other documents that such firm reasonably requests in connection with preparing a discussion of U.S. federal income tax consequences to U.S. Shareholders to be included in the Circular;

(cc)                            not take any action not specified in the Business Combination Agreement or the agreements referred therein that (without regard to any action taken or agreed to be taken by Yamana or any affiliate of Yamana) would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

(dd)                          complete the transactions contemplated herein by the Completion Deadline.

Covenants of Yamana

Yamana agreed in the Business Combination Agreement to (and in certain circumstances to cause its material subsidiaries and companies in which it has a significant interest to), subject to applicable laws, commercially reasonable best efforts and other conditions set forth in the Business Combination Agreement, among other things:

(a)                                  convene and hold any required meeting of the shareholders of Yamana no later than the date of the Meeting, prepare a management information circular in compliance with all applicable laws and give Northern Orion the opportunity to review and comment on the information circular and all other documents;

(b)                                 ensure that the Yamana circular prepared for any meeting of Yamana shareholders and the Meridian Offer Circular comply with all applicable laws;

(c)                                  take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Yamana;

(d)                                 satisfy all of the conditions precedent to the completion of the Arrangement and apply for and obtain or assist in obtaining the consents, orders and approvals necessary for Yamana or Northern Orion to complete the Arrangement;

(e)                                  provide to Northern Orion information with respect to Yamana and its businesses and properties for inclusion in this Circular and any amendment or supplement thereto and cooperate with Northern Orion in the preparation of this Circular and provide Northern Orion all information requested by it to prepare any supplements or amendments;

(f)                                    in a timely and expeditious manner, provide Northern Orion with information as requested by Northern Orion in order to prepare any amendments or supplements to this Circular including all required consents of its auditors and other experts as required;

(g)                                 jointly with Northern Orion apply to the Court for the Final Order;

(h)                                 provide to Northern Orion a copy of each notice or other document or communication delivered, filed or received by Yamana in connection with the Arrangement, the Interim Order, the Meridian Offer or under any applicable law and with any governmental entity, securities authority or stock exchange;

(i)                                     not, except as provided for in the Business Combination Agreement, without the prior written consent of Northern Orion, do or permit to occur or agree to commit or do any of the following:

(i)                                    split, combine or reclassify any of the shares of Yamana or declare, set aside or pay any dividend or other distribution with respect to the shares of Yamana other than quarterly dividends in the amount of $0.01 per Yamana Share or such other amount as may be determined by Yamana from time to time;

(ii)                                 redeem, purchase or offer to purchase any Yamana Shares and, except pursuant to the Yamana stock option plan, any options or obligations or rights under existing contracts, agreements or commitments;

(iii)                            amend or propose to amend its, or any of the Yamana Material Subsidiaries, articles or by-laws (or their equivalent) or the terms of the Yamana Options or Yamana Warrants;

(iv)                             put the Arrangement to a vote of the Yamana shareholders unless it is advised in writing by outside counsel that it is required by applicable law, court order or stock exchange rules to do so; or

(v)                                agree or commit to do any of the foregoing.

(j)                                    not take any action inconsistent with the provisions of the Business Combination Agreement or that would render, or that could reasonably be expected to render, any representation or warranty made by Yamana in the Business Combination Agreement untrue or inaccurate in any material respect at any time before the Effective Time or that would or could have a Material Adverse Effect on Yamana;

(k)                                 notify Northern Orion of any existing or potential Material Adverse Change or Material Adverse Effect, any material governmental entity or third person complaints, investigations or hearings, any breach by Yamana of any covenant or agreement contained in the Business Combination Agreement, and any event that would render any representation or warranty of Yamana to be untrue or inaccurate;

(l)                                    make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Business Combination Agreement and take all reasonable action necessary to be in compliance with such laws;

(m)                              conduct its affairs so that all of the representations and warranties of Yamana will be true and correct on and as of the Effective Date;

(n)                                continue to make available all documents, agreements, corporate records and minute books as may be necessary to enable Northern Orion to carry out its due diligence review of Yamana and its material subsidiaries;

(o)                                execute and deliver at the closing of the Arrangement customary agreements, certificates, opinions, resolutions and other closing documents;

(p)                                conduct its business in the ordinary course of business and consistent with past practice;

(q)                                keep Northern Orion fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business;

(r)                                   promptly after the exchange of securities pursuant to the Business Combination Agreement and the Plan of Arrangement transfer all the shares of Northern Orion to Yamana Subco in return for shares on a tax-deferred basis and then take all necessary steps to effect an amalgamation of Yamana Subco and Northern Orion on a tax deferred basis;

(s)                                 upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under subsections 85(1) or 85(2) of the ITA, promptly deliver a tax instruction letter together with the relevant tax election forms to the Eligible Holder and execute joint elections with validly electing Eligible Holders under subsections 85(1) and 85(2) of the ITA (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement;

(t)                                   not take any action which would prevent the exchange of Northern Orion Shares for Yamana Shares under the Arrangement by the validly electing Eligible Holders of Northern Orion Shares who make and file a valid election under subsection 85(1) or (2) of the ITA (or corresponding provisions of provincial law) as described and on the terms set out in the Plan of Arrangement from being treated as a tax deferred exchange for the purposes of the ITA (or the relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment;

(u)                                cause Yamana Shares to be issued to holders of Northern Orion Shares in connection with the Arrangement to be listed on all exchanges on which the Yamana Shares are listed and cause the Northern Orion Warrants to remain listed on the TSX;

(v)                                use its reasonable commercial efforts to complete the transactions contemplated herein by the Completion Deadline;

(w)                              provide U.S. tax counsel to Northern Orion, such customary representation letters, certificates and other documents that such firm shall reasonably request in connection with preparing a description of U.S. federal income tax consequences to U.S. Shareholders to be included in the Circular;

(x)                                  not take any action that would prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(y)                                provide the greater of three (3) months’ notice or severance in lieu thereof and the amount of notice or severance that would otherwise be payable under applicable law to any employee of Northern Orion or any Northern Orion Material Subsidiaries whose employment is not the subject of a written contract and whose employment is terminated other than for cause within six months following the Effective Date; and

(z)                                  for covenants of Yamana relating to Meridian Offer, see “The Arrangement – Meridian Offer”.

Mutual Covenants

Yamana and Northern Orion will make certain specified filings or advisory requests, supply the other with any information which may be required in order to effectuate such filings or advisory requests, and supply additional information which reasonably may be required by any governmental entity.

Notice and Cure Provisions

Each party is required to give prompt notice to the other of any event or state of facts occurring up to the Effective Date that would likely (a) cause any of the representations or warranties of that party in the Business Combination Agreement to be untrue or inaccurate in any respect, (b) result in the failure of that party to comply with or satisfy any covenant or agreement, or (c) result in the failure of such party to satisfy any of the conditions precedent in favour of the other parties to the Business Combination Agreement.

Northern Orion or Yamana may elect not to complete the transactions contemplated by the Business Combination Agreement by virtue of the conditions of the Business Combination Agreement not being satisfied or waived, or exercise any termination right arising therefrom; provided, however, that the party has first delivered a written notice to the other party specifying in reasonable detail the basis for the exercise of the termination right.  If any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter and the matter is susceptible to being cured, the party that has delivered such notice may not terminate the Business Combination Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the Meeting, the Meeting may, at Northern Orion’s discretion, be adjourned or postponed until the expiry of such period.

Non-Solicitation Covenant of Northern Orion

Northern Orion has agreed that it will not, except as provided below, directly or indirectly, (a) solicit or promote any Acquisition Proposal, (b) participate in any discussions or negotiations regarding or provide any information in connection with any Acquisition Proposal, (c) remain neutral with respect to or agree to or recommend any Acquisition Proposal (provided that it is permitted to publicly take no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal), (d) make Change in Recommendation, (e) enter into any agreement related to an Acquisition Proposal, or (f) make a public announcement or take any other action inconsistent with the recommendation of the Northern Orion Board to approve the Arrangement.  Similar covenants apply with respect to proposals that may reasonably be expected to lead to an Acquisition Proposals.

Northern Orion agreed to terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal. Northern Orion also agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement, and immediately to request the return or the destruction of all information provided to any such person.

Notwithstanding the foregoing, the Northern Orion Board may consider, participation in discussions or negotiations with and provide information to any person who has delivered a written and unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the Northern Orion Board may make a Change in Recommendation in respect of a Superior Proposal or approve or recommend to Northern Orion Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the applicable terms of the Business Combination Agreement, but only (i) if the Acquisition Proposal did not result from a breach of certain provisions of the Business Combination Agreement by Northern Orion, (ii) if the Northern Orion Board determines in good faith after consulting outside legal counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, (iii) and provided such action by the Northern Orion Board does not occur within the 11 day period after approval of the Arrangement at the Meeting unless, after such approval, Yamana extends or otherwise varies the Meridian Offer. Northern Orion is required to obtain a confidentiality agreement before providing any person making an unsolicited Acquisition Proposal with access to material non-public information on terms no more favourable than the Confidentiality Agreement.

Excluded Transactions

Northern Orion is permitted to enter into certain transactions in respect of its Agua Rica project, or an interest therein, subject to certain conditions.

Notice of Acquisition Proposal

Northern Orion must promptly (and in any event within 24 hours) notify Yamana of the receipt of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to Northern Orion or any of its subsidiaries.  Northern Orion must keep Yamana informed of any change to the material terms of any such inquiry, proposal or offer.

Superior Proposal

Northern Orion may accept a Superior Proposal received prior to the date of approval of the Arrangement by Northern Orion Shareholders, after the date which is 11 days after the approval of the Arrangement or during said 11 day period if, after the date of approval of the Arrangement Yamana has extended the expiry time of or otherwise varied the terms of the Meridian Offer if (i) Northern Orion has complied with the provisions of the Business Combination Agreement respecting Acquisition Proposals and non-solicitation, (ii) Northern Orion has provided Yamana with a copy of the Superior Proposal document and the information regarding such Superior Proposal required by the Business Combination Agreement; (iii) the Northern Orion Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Northern Orion Board to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of the Arrangement and to approve or recommend the Superior Proposal, (iv) the Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Northern Orion or any of its subsidiaries completes the Arrangement or any similar other transaction with Yamana or any of its affiliates, and (v) four business days shall have elapsed from the later of the date Yamana received a Superior Proposal Notice advising Yamana that the Northern Orion Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and the date Yamana received a copy of such Superior Proposal document.  If Northern Orion provides Yamana with a Superior Proposal Notice on a date that is less than seven business days prior to a Northern Orion Meeting or Post-Amendment Meeting, Northern Orion will, at the request of Yamana, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice.  If this Circular has been sent to the Northern Orion Shareholders prior to the expiry of the four business day period set forth above, Yamana may request in writing that the Meeting proceed.

During the four business day period, Yamana will have the opportunity to offer in writing to amend the terms of the Business Combination Agreement and the Arrangement. The Northern Orion Board must review any such amended offer by Yamana and determine in good faith whether the amended offer of Yamana would result in such Superior Proposal ceasing to be a Superior Proposal and if so determined by the Northern Orion Board, Northern Orion must enter into an amended agreement with Yamana reflecting the amended proposal of Yamana.

Amendment of the Business Combination Agreement

The Business Combination Agreement may be amended by mutual written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of Northern Orion Shareholders and any such amendment may:

(a)                                  change the time for the performance of any of the obligations or acts of any of the parties;

(b)                                 waive any inaccuracies in or modify any representation or warranty contained in the Business Combination Agreement or in any document delivered pursuant thereto;

(c)                                  waive compliance with or modify any of the covenants contained in the Business Combination Agreement and waive or modify the performance of any of the obligations of any of the parties; and

(d)                                 waive compliance with or modify any condition contained in the Business Combination Agreement;

provided, however, that after the Meeting the Exchange Ratio may not be amended without the approval of Northern Orion Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. The Business Combination Agreement and the Plan of Arrangement may be amended in accordance with the Final Order and in accordance with the limitations set forth in the Business Combination Agreement.

In addition, the Business Combination Agreement provides that at any time before the Meeting: (i) each of Northern Orion and Yamana are entitled to propose modifications to the Arrangement in order to facilitate tax or other planning objectives, and (ii) Northern Orion is entitled to propose to Yamana modifications to the manner in which the Northern Orion Options, Northern Orion Warrants and Northern Orion stock appreciation rights are to be dealt with in order to take into account the tax planning or other objectives, provided, in each case, that: (A) any such proposal is not likely to materially prejudice the other party or the Northern Orion Shareholders, (B) any such proposal would not impede or materially delay the completion of the Arrangement, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 business days prior to the date of the Meeting, and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of the Business Combination Agreement, including, without limitation, the Exchange Ratio.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated prior to the Effective Date:

(a)                                  by mutual written agreement between Northern Orion and Yamana;

(b)                                 by Yamana if (i) the Northern Orion Board has withdrawn or modified in a manner adverse to Yamana, its approval or recommendation of the Arrangement (including pursuant to a Superior Proposal) or (ii) the Northern Orion Board has approved or recommended an Acquisition Proposal;

(c)                                  by Northern Orion in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with certain terms of the Business Combination Agreement including payment of the Termination Fee;

(d)                                 by Northern Orion or Yamana if the required approval of Northern Orion Shareholders has not been obtained at the Meeting or Post-Amendment Meeting, if applicable;

(e)                                  by Yamana if Northern Orion fails to hold the Meeting on or before the date required by the Business Combination Agreement (or such later date consented to by Yamana), unless such failure results from: (i) delays in obtaining all required regulatory approval that are beyond the control of Northern Orion or delays resulting from any action or inaction of Yamana; (ii) an adjournment of such meeting for not more than 10 business days due to its obligation to adjourn such meeting in the circumstances described in the Business Combination Agreement in respect of Acquisition Proposals and Superior Proposals; or (iii) an adjournment otherwise permitted by the Business Combination Agreement;

(f)                                    by Yamana if there is a material breach by Northern Orion of its covenants prior to the Completion Date;

(g)                                 by Northern Orion or Yamana if the required approval of Yamana Shareholders has not been obtained at a meeting of Yamana Shareholders;

(h)                                 by Yamana or Northern Orion if Yamana does not acquire 66 2/3% or more of the issued and outstanding Meridian Shares (on a fully-diluted basis) on or before the Completion Deadline;

(i)                                     by Northern Orion if there is a material breach by Yamana of its covenants under the Business Combination Agreement;

(j)                                     by Yamana or Northern Orion if any of the conditions in the Business Combination Agreement for the benefit of the terminating party is not satisfied or waived in accordance with the terms of the Business Combination Agreement relating to those conditions; or

(k)                                  by Yamana if Yamana’s financial advisor has withdrawn its opinion that the Arrangement together with the Meridian Offer is fair, from a financial point of view, to Yamana or Yamana Shareholders, as a result of a permitted corporate action of Northern Orion in respect of the Agua Rica project.

Termination Fee

The Business Combination Agreement provides that Northern Orion must pay a Termination Fee to Yamana where, in all cases subject to the terms of the Business Combination Agreement:

(a)                                  Yamana terminates the Business Combination Agreement because the Northern Orion Board withdraws or modifies in a manner adverse to Yamana, its approval or recommendation of the Arrangement or approves or recommends an Acquisition Proposal, unless the Change in Recommendation is solely as a result of (i) an increase in the Meridian Offer Consideration, a Yamana Corporate Action or both, and (ii) a transaction involving the Agua Rica project and such Change in Recommendation is permitted by the Business Combination Agreement;

(b)                                 Northern Orion terminates the Business Combination Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal;

(c)                                  either Northern Orion or Yamana terminates the Business Combination Agreement where the Arrangement Resolution has not been approved at the Meeting or Post-Amendment Meeting, and: (i) a bona fide Acquisition Proposal has been publicly announced or made by any person other than Yamana prior to the Meeting and not publicly withdrawn more than five business days prior to the Meeting, and (ii) Northern Orion enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, after the date of the Business Combination Agreement and prior to the expiration of 6 months following termination of the Business Combination Agreement;

(d)                                 Yamana terminates the Business Combination Agreement as a result of Northern Orion’s failure to submit the Arrangement for approval to Northern Orion Shareholders on or before the date required by the Business Combination Agreement, unless such failure is permitted by said agreement or by order of a court;

(e)                                  Yamana terminates the Business Combination Agreement due to a material breach of the covenants of Northern Orion regarding non-solicitation, Acquisition Proposals and Superior Proposals; or

(f)                                    Yamana terminates the Business Combination Agreement, due to the withdrawal of the Fairness Opinion as a result of any permitted corporate action of Northern Orion in respect of the Agua Rica project and Northern Orion enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, after the date of the Business Combination Agreement and prior to the expiration of 6 months following termination of the Business Combination Agreement.

In all cases above the Termination Fee is Cdn.$35 million except in the circumstances described in (a)(ii) above where the Termination Fee is Cdn.$50 million.  The Termination Fee will be paid to Yamana, in the case of termination in accordance with subparagraphs (a), (b), (d), or (e) above, concurrently with such termination; and in the circumstances set forth in (c) and (f) above, at the time the Acquisition Proposal is completed. Northern Orion acknowledges that the Termination Fee amount is a payment of liquidated damages which is a pre-estimate of the damages which Yamana will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty.  Yamana may seek injunctive relief to restrain any breach or threatened breach by any of Northern Orion’s obligations under the Business Combination Agreement or otherwise to obtain specific performance.

Amendment of the Plan of Arrangement

The Plan of Arrangement may be amended, modified and/or supplemented as follows:

(a)                                  at any time, if each such amendment, modification or supplement is in writing, agreed to in writing by Yamana and Northern Orion, filed with the Court and, if made after the Meeting, approved by the Court and communicated to former Northern Orion Shareholders if and as required by the Court;

(b)                                 if proposed by Northern Orion at any time before the Meeting, provided that Yamana has consented thereto in writing and it is approved by Northern Orion Shareholders at the Meeting; and

(c)                                  if approved by the Court following the Meeting, is consented to in writing by each of Yamana and Northern Orion, and if required by the Court, is consented to by Northern Orion Shareholders voting in the manner directed by the Court.

Shareholder and Court Approvals

Shareholder Approval of the Arrangement

The BCBCA requires that Northern Orion Shareholders approve the Arrangement by passing the Arrangement Resolution by at least 75% of the votes cast by Northern Orion Shareholders, in person or represented by proxy, at the Meeting. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.

Court Approval of the Arrangement

The BCBCA requires that the Court approve the Arrangement.

On July 23, 2007, Northern Orion obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix E and F, respectively, to this Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time), on August 27, 2007, or as soon thereafter as counsel for Northern Orion may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Northern Orion securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

At the Court hearing, Northern Orion securityholders and creditors of Northern Orion who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Northern Orion has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Yamana Shares and Converted Yamana Options to be issued pursuant to the Arrangement as described below under “Securities Laws Considerations - U.S. Securities Laws”. In addition, it is a condition of the Arrangement that the Court determine, before making the Final Order, that the terms and conditions of the exchange of those Northern Orion securities exchanged pursuant to the Arrangement are fair to holders of such Northern Orion securities.

Under the terms of the Interim Order, each Northern Orion Shareholder, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and serve on Northern Orion at the address set out below, on or before 4:00 p.m. (Vancouver time) on August 23, 2007, a notice of his, her or its intention to appear (“Appearance Notice”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance Notice and supporting materials must be delivered, within the time specified, to Northern Orion at the following address:

Blake, Cassels & Graydon
2600-595 Burrard St.
Three Bentall Ctr
PO Box 49314 Van Stn Bentall Centre
Vancouver, British Columbia V7X 1L3
Attention: Sean Boyle, Esq.

RIGHTS OF DISSENTING NORTHERN ORION SHAREHOLDERS

Northern Orion Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.

Every Registered Shareholder is entitled to be paid the fair value of the holder’s Northern Orion Shares, provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Beneficial Shareholders who exercise Dissent Rights must do so through their Intermediary Registered Shareholder. The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A Northern Orion Shareholder is not entitled to exercise Dissent Rights if the holder votes any Northern Orion Shares in favour of the Arrangement Resolution.

The Plan of Arrangement provides that the Northern Orion Shares (the “Dissenting Shares”) of Registered Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid fair value for those shares will be deemed to be transferred to Yamana, and that Yamana will pay the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

On the Effective Date, Yamana will set aside that number of Yamana Shares and cash which is attributable under the Arrangement to all Northern Orion Shares for which Dissent Rights have been exercised. Any dissenting Northern Orion Shareholder who ultimately is not entitled to be paid the fair value of his, her or its Dissenting Shares in accordance with the Plan of Arrangement will be deemed to have participated in the Arrangement on the same basis as non-dissenting Northern Orion Shareholders, and Yamana will distribute to the Northern Orion Shareholder the Yamana Shares and cash payment that the Northern Orion Shareholder is entitled to receive pursuant to the terms of the Arrangement. Yamana will pay the amount to be paid in respect of Dissenting Shares to each dissenting Northern Orion Shareholder who is entitled to such payment under the Arrangement. In no case, however, will Northern Orion, Yamana or any other person be required to recognize such persons as holding Northern Orion Shares at or after the Effective Time.

A brief summary of the Dissent Procedures is set out below.

This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Northern Orion Shareholder who seeks payment of the fair value of the Northern Orion Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. Sections 237 to 247 of the BCBCA are reproduced in Appendix H to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a Northern Orion Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Northern Orion Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisors.

Written notice of dissent from the Arrangement Resolution must be sent by a dissenting Northern Orion Shareholder and received by Northern Orion at least two days before the Meeting or any date to which the Meeting may be postponed or adjourned. The written notice should be delivered by registered mail to Northern Orion at the address for notice described below. After the Arrangement Resolution is approved by Northern Orion Shareholders and within one month after Northern Orion notifies the dissenting Northern Orion Shareholder of Northern Orion’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Northern Orion Shareholder must send to Northern Orion, a written notice that such holder requires the purchase of all of the Northern Orion Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Northern Orion Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Northern Orion Shareholder on behalf of a beneficial holder) whereupon the dissenting Northern Orion Shareholder is deemed to have sold and Yamana is deemed to have purchased those Northern Orion Shares.

Any dissenting Northern Orion Shareholder who has duly complied with Section 244(1) of the BCBCA, or Northern Orion, may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Northern Orion to apply to the Court. The dissenting Northern Orion Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to Northern Orion at:

Northern Orion Resources Inc.
Attention: David Cohen, Chief Executive Officer
Suite 250, 1075 West Georgia Street
Vancouver, British Columbia, V6E 3C9

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to Northern Orion, the following describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Northern Orion Shareholder who, at all relevant times, for the purposes of the ITA: (a) deals at arm’s length with Northern Orion and Yamana; (b) is not affiliated with Northern Orion or Yamana; and (c) holds all Northern Orion Shares, and will hold all Yamana Shares acquired on the Arrangement, as capital property (each such Northern Orion Shareholder in this summary, a “Holder”).

A Holder’s Northern Orion Shares and Yamana Shares generally will be considered to be capital property of the Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade. Certain Holders who are residents of Canada for the purposes of the ITA and whose Northern Orion Shares or Yamana Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the ITA to have such shares and every other “Canadian security” (as defined in the 1TA) owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Such Holders should consult their own tax advisors regarding whether an election under subsection 39(4) is available and advisable in their particular circumstances.  No subsection 39(4) election can be made in respect of Yamana Shares which are acquired in exchange for Northern Orion Shares if a Section 85 Election (discussed below) is filed in respect of such exchange.

This summary is based on the current provisions of the ITA, the regulations thereunder, and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the ITA and the regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is not applicable to a Holder that is a “financial institution” as defined in the ITA for the purposes of the “mark-to-market property” rules or a “specified financial institution” as defined in the ITA, nor does it apply to a Holder an interest in which is a “tax shelter investment” as defined in the ITA. In addition, this summary does not address all issues relevant to Holders who acquired their Northern Orion Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations with respect to the tax consequences to any particular Holder are made. Accordingly all Holders, and all other Northern Orion Shareholders, should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, is or is deemed to a Canadian Resident (a “Resident Holder”).

Exchange of Northern Orion Shares on the Arrangement — No Section 85 Election

Unless a Resident Holder whose Northern Orion Shares are exchanged for Yamana Shares and cash under the Arrangement makes a joint Section 85 Election with Yamana as discussed below under “Exchange of Northern Orion Shares under the Arrangement — With a Section 85 Election”, the Resident Holder will be considered to have disposed of the Northern Orion Shares for proceeds of disposition equal to the sum of the fair market value at the Effective Time of the Yamana Shares received on the exchange and the cash consideration received on the exchange. As a result, the Resident Holder will in general realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of the Resident Holder’s adjusted cost base of the Northern Orion Shares immediately before the exchange and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below. The cost to the Resident Holder of the Yamana Shares acquired on the exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the Resident Holder’s adjusted cost base of those shares, be averaged with the adjusted cost base to the Resident Holder of any other Yamana Shares held at the Effective Time as capital property.

Exchange of Northern Orion Shares on the Arrangement — With a Section 85 Election

A Resident Holder that is an Eligible Holder is entitled to make a Section 85 Election jointly with Yamana and thereby obtain a full or partial deferral for ITA purposes of the capital gain that would otherwise be realized on the exchange of Northern Orion Shares for Yamana Shares and cash under the Arrangement, depending on the Elected Amount (as defined below) and the Eligible Holder’s adjusted cost base of the Northern Orion Shares at the time of the exchange.

An Eligible Holder making a Section 85 Election will be required to designate an amount (the “Elected Amount”) in the election form that will be deemed to be the proceeds of disposition of the Eligible Holder’s Northern Orion Shares. By designating an appropriate Elected Amount, an Eligible Holder may, for ITA purposes, defer recognizing all or any portion of the capital gain that the Eligible Holder would otherwise realize on the exchange.

In general, the Elected Amount may not be:

(a)                                  less than the amount of cash received by the Eligible Holder on the exchange,

(b)                                 less than the lesser of (i) the Eligible Holder’s adjusted cost base of the Northern Orion Shares and (ii) the fair market value of the Northern Orion Shares, in each case determined at the time of the exchange, nor

(c)                                  greater than the fair market value of the Northern Orion Shares at the time of the exchange.

The tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with Yamana generally will be as follows:

(d)                                 the Eligible Holder will be deemed to have disposed of the holder’s Northern Orion Shares for proceeds of disposition equal to the Elected Amount;

(e)                                  the Eligible Holder will not realize any capital gain or capital loss if the Elected Amount equals the aggregate of the Eligible Holder’s adjusted cost base of the Northern Orion Shares determined immediately before the exchange and any reasonable costs of disposition;

(f)                                    the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the Eligible Holder’s adjusted cost base of the Northern Orion Shares and any reasonable costs of disposition; and

(g)                                 the aggregate cost to the Eligible Holder of the Yamana Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining Eligible Holder’s adjusted cost base of those shares, such cost will be averaged with the Eligible Holder’s adjusted cost base of any other Yamana Shares held at the Effective Time by the Eligible Holder as capital property.

An Eligible Holder who wishes to make a Section 85 Election must complete the appropriate federal election form (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) and, where necessary, separate provincial election forms.  The Shareholder must deliver two signed copies of the necessary federal election form (and applicable provincial forms) to PricewaterhouseCoopers LLP at the address noted below, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections (address:  Northern Orion Election Process, c/o PricewaterhouseCoopers LLP, 250 Howe Street, Suite 200, Vancouver, BC V6C 3S7).  Additional information on how to make the joint election(s) and where to deliver the forms will be provided to Yamana’s website following the Effective Date.  An information package with instructions on how to make the Section 85 Election and election forms will also be separately distributed to Intermediary Registered Shareholders in respect of Beneficial Shareholders, or Eligible Holders who are Registered Shareholders, before the Effective Date.

Subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), one copy of the election form will be returned to the Shareholder at the address indicated on the election form, signed by the Offeror, for filing by the Shareholder with the CRA (or applicable provincial tax authority).  Any Shareholder who does not ensure that the duly completed election forms have been received by the Offeror on or before the 90th day after the Effective Date will not be able to benefit from the rollover provision of the ITA (or corresponding provisions of applicable provincial tax legislation).  Accordingly, all electing Shareholders should give their immediate attention to this matter.  At its sole discretion, the Offeror may accept and execute a Section 85 Election that is not received within the 90-day period, however, no assurance can be given that the Offeror will do so.  Accordingly, all Eligible Holders who wish to make a joint election with the Offeror should give their immediate attention to this matter.

Where the Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose must file one copy of Form T2057 (and where applicable, the corresponding provincial forms) on behalf of each co-owner with a list of all co-owners electing under Section 85, and their addresses and social insurance or business numbers.  Where the Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding provincial forms) on behalf of all members of the partnership.  Form T2058 must be accompanied by a list containing the name, address, social insurance number or business number of each partner and written authorization signed by each partner authorizing the designated partner to complete and file the form.  Shareholders should consult their own tax advisors to determine which filing requirements, if any, there are under applicable provincial legislation.

Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the ITA, including selection of the appropriate elected amount, will be the sole responsibility of the electing Shareholder, and such Shareholder will be solely responsible for the payment of any late filing penalties.  In order for a Shareholder to benefit from the rollover, a completed election form must be filed by the Shareholder with the CRA within the time prescribed under the ITA.  The Offeror agrees only to add the required information regarding the Offeror to any properly completed election form and to forward one copy of such election form by mail to the Shareholder at the address indicated on the election form(s) by the 90th day after the receipt thereof.  Shareholders should make themselves aware of any CRA filing deadline which may apply to them with respect to the filing of a completed election form and ensure that materials are supplied to the Offeror at least 90 days in advance of any CRA deadline for the filing of a completed election form that may be applicable to any Shareholder.  Neither the Offeror nor the Depositary will be responsible for or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the ITA (or corresponding provisions of any applicable provincial tax legislation).  For greater certainty, the execution of an election by the Offeror will not constitute confirmation by the Offeror that any such election has been properly completed.

The Section 85 Election must be received by the CRA on or before the earliest of the day on or before which the Offeror or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs.  Shareholders should consult their own advisors as soon as possible to determine the filing deadline applicable in their circumstances.  Regardless of such deadline, the Offeror must receive a Shareholder’s tax election forms no later than the 90th day after the Effective Date.  As the Offeror has agreed to execute and return the election form to the Shareholder within 90 days of its receipt by the Offeror, some Shareholders may have to forward their tax election forms to the Offeror earlier than the 90th day after the Effective Date to avoid late filing penalties.

Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election.  Eligible Holders wishing to make the election should consult their own tax advisors.  A Shareholder who does not make a valid election under Section 85 of the ITA (or under the corresponding provisions of applicable provincial tax legislation) may realize a taxable capital gain under the ITA (or under applicable provincial tax legislation).  The comments herein with respect to such elections are provided for general assistance only.  The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the 1TA.

A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the ITA, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares.  Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.  Shareholders to whom these rules may be relevant should consult their own advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be required to pay an additional 6 2/3% refundable tax on certain investment income, which includes taxable capital gains.

Dissenting Resident Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is paid the fair value of the Resident Dissenter’s Northern Orion Shares by Yamana in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is exceeded by) the sum of the Resident Holder’s adjusted cost base of the Northern Orion Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Losses” above. The Resident Dissenter must include in computing its income any interest awarded to it by the Court.

Dividends on Yamana Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Resident Holder’s Yamana Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations including an enhanced gross-up and dividend tax credit for “eligible dividends” paid after 2005.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Yamana Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” (as defined in the ITA) or a “subject corporation” (as defined in the ITA), may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on its Yamana Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of Yamana Shares

A Resident Holder that disposes or is deemed to dispose of a Yamana Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Yamana Share exceed (or are exceeded by) the sum of the Resident Holder’s adjusted cost base of such Yamana Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Taxation of Capital Gains and Capital Losses” above.

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.

Eligibility of Yamana Shares for Investment

Yamana Shares will be qualified investments under the ITA for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan at any particular time provided that, at that time, the Yamana Shares are listed on a prescribed stock exchange (which currently includes the TSX).

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the ITA, is not, and is not deemed to be, a Canadian Resident and does not use or hold, and is not deemed to use or hold, Northern Orion Shares or Yamana Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Northern Orion Shares under the Arrangement and Subsequent Dispositions of Yamana Shares

A Non-Resident Holder whose Northern Orion Shares are exchanged for Yamana Shares and cash under the Arrangement will not be subject to tax under the ITA on any capital gain realized on such exchange unless the Northern Orion Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention, such a Non-Resident Holder is an Eligible Non-Resident and hence an Eligible Holder.

Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Yamana Shares acquired under the Arrangement will not be subject to tax under the ITA unless the Yamana Shares are “taxable Canadian property” to the Non-Resident Holder a the time of the disposition and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

Generally, a Northern Orion Share or a Yamana Share, as the case may be, will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that (i) such Northern Orion Share or Yamana Share, as the case may be, is listed on a prescribed stock exchange (which currently includes the TSX) at that time, and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and the Non-Resident Holder together with all such persons, have not owned more than 25% of the issued shares of any class or series of the capital stock of Northern Orion or Yamana, as the case may be, at any time within the 60 month period immediately preceding that time. Notwithstanding the foregoing, a Northern Orion Share or Yamana Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the ITA.

Even if a Northern Orion Share or a Yamana Share is taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of such share may be exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention between Canada and the country in which such Non-Resident Holder is resident. Non-Resident Holders should consult their own tax advisors in this regard.

In the event a Northern Orion Share or a Yamana Share, as the case may be, is taxable Canadian property to a Non-Resident Holder at the time of disposition and the capital gain realized on the disposition of such share is not exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention, the tax consequences described above under “Holders Resident in Canada — Exchange of Northern Orion Shares under the Arrangement — No Section 85 Election” or “Holders Resident in Canada — Disposition of Yamana Shares”, respectively, and “Holders Resident in Canada —Taxation of Capital Gains and Capital Losses” will generally apply.  Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of such shares.

Where a Holder’s Northern Orion Shares are acquired by Yamana and the Holder makes a valid Section 85 Election in respect of such Northern Orion Shares, as described below, the Yamana Shares received in the exchange will not be Canadian securities for the purposes of the election under subsection 39(4) of the ITA, and consequently such election will not deem the Yamana Shares to be capital property.

A Northern Orion Shareholder that is an Eligible Non-Resident and hence an Eligible Holder may file a Section 85 Election jointly with Yamana to obtain a full or partial deferral for ITA purposes of the capital gain that would otherwise be realized on the exchange of Northern Orion Shares for Yamana Shares and cash under the Arrangement depending on the Elected Amount and the Eligible Holder’s adjusted cost base of Northern Orion Shares at the time of the exchange.  The procedures for filing the Section 85 Election and the effects of filing such an election under the ITA are as described above under “Exchange of Northern Orion Shares” on the Arrangement with a Section 85 Election.  Non-Resident Holders should consult their own advisors with respect to the advisability of filing a Section 85 Election.

Dividends on Yamana Shares

Dividends paid or credited on Yamana Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the Canada-United States Income Tax Convention (1980) (the “US Treaty”) applicable to a Non-Resident Holder who is a resident of the United States for the purposes of the US Treaty and who holds less than 10% of the voting stock of Yamana generally will be 15%. Yamana will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder that validly exercises Dissent Rights (a “Non-Resident Dissenter”) and consequently is paid the fair value for the Non-Resident Dissenter’s Northern Orion Shares by Yamana will be considered to realize a capital gain or capital loss as discussed above under “Holders Resident in Canada — Dissenting Resident Holders”. As discussed above under “Holders not Resident in Canada Exchange of Northern Orion Shares under the Arrangement and Subsequent Dispositions of Yamana Shares”, any resulting capital gain would only be subject to tax under the ITA if the Northern Orion Shares are “taxable Canadian property” to the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the ITA pursuant to the provisions of an applicable income tax convention.

Canadian withholding tax will apply to any interest awarded by the Court to a Non-Resident Dissenter that is paid or credited to the Non-Resident Dissenter. The rate of withholding tax will be 25%, or such lower rate (if any) as may be apply under an applicable tax treaty, of the gross amount of the interest. The rate of withholding tax applicable to a Non-Resident Dissenter who is a resident of the United States for the purposes of the US Treaty generally will be reduced to 10% by the US Treaty. Yamana will be required to withhold the required amount of withholding tax from the interest, and to remit it to CRA for the account of the Non-resident Dissenter.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW), THE SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Transactions Addressed

In the opinion of Troutman Sanders LLP, the following discussion is a summary of the anticipated material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) arising from and relating to (a) the Arrangement and (b) the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

The opinion of Troutman Sanders LLP relies on certain representations made by Yamana, Yamana Subco and Northern Orion, is based on certain assumptions and is subject to the limitations and qualifications set forth in this summary.

These representations are made as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant. The assumptions on which the opinion is based include that there are no changes in existing facts and law, that the Arrangement is completed in accordance with the terms and conditions of the Business Combination Agreement and the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made “to the knowledge of” the officers of Yamana, Yamana Subco or Northern Orion, or with similar qualification, is true and correct without regard to such qualification. If any of these representations or assumptions is not correct, the opinion cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Arrangement and of the ownership and disposition of Yamana Shares received pursuant to the Arrangement could differ significantly and adversely from those described in this summary. Moreover, the opinion of U.S. tax counsel is not binding on the Internal Revenue Service (the “IRS”) or the U.S. courts, and no assurance can be provided that the conclusions reached in this legal opinion will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Northern Orion has not requested, and does not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

This summary of the anticipated material U.S. federal income tax consequences arising from and relating to the Arrangement and the ownership and disposition of Yamana Shares is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of Yamana Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, state, local and foreign tax considerations are not addressed in this summary. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

Authorities

This summary is based upon the Code, proposed, temporary and final Treasury Regulations issued under the Code, and judicial and administrative interpretations of the Code and Treasury Regulations, in each case as in effect and available as of the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Information Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences in this summary.

U.S. Holder

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Northern Orion Shares (or, following the completion of the Arrangement, a beneficial owner of Yamana Shares) who holds such shares as capital assets, and that, for U.S. federal income tax purposes, is:

•                  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•                  a corporation, or any other entity classified as a corporation for U.S., federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

•                  an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or

•                  a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Northern Orion Shares (or, following the completion of the Arrangement, Yamana Shares), the U.S. federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Northern Orion Shares (or, following the completion of the Arrangement, Yamana Shares) should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of Yamana Shares received pursuant to the Arrangement.

Non-U.S. Holders

For the purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Northern Orion Shares (or, following the completion of the Arrangement, Yamana Shares) other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Yamana Shares received pursuant to the Arrangement to non-U.S. Holders of Northern Orion Shares, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Yamana Shares received pursuant to the Arrangement, and the potential application of any tax treaties.

Assumptions Regarding Northern Orion

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Northern Orion, including that Northern Orion is not, has not at any time been and will not be immediately prior to the Arrangement:  (i) a “controlled foreign corporation” as defined in Section 957(a) of the Code or (ii) a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) during any taxable year beginning with taxable year 2003 in which a U.S. Holder held or holds Northern Orion Shares.  Northern Orion believes that it may have been a PFIC for the 2002 taxable year and taxable years prior to 2002.  Please see the discussion under the heading “Passive Foreign Investment Company” below for details.  In the event that one or more of such understandings or assumptions on which this summary is based proves to be inaccurate, this summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•                  any exercise of any Northern Orion Warrant;

•                  transactions involving Northern Orion Options;

•                  any vesting, exercise, assumption, exchange or conversion of any other rights to acquire Northern Orion Shares, including the Northern Orion Options; and

•                  any transaction, other than the Arrangement (including the Contribution and the Amalgamation), in which Northern Orion Shares or Yamana Shares are acquired.

Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement and ownership and disposition of Yamana Shares received pursuant to the Arrangement:

•                  Northern Orion, Yamana and Yamana Subco;

•                  persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations. qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

•                  persons that acquired Northern Orion Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

•                  persons that hold Northern Orion Warrants or Northern Orion Options;

•                  persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

•                  persons that hold Northern Orion Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

•                  expatriates and former long-term U.S. residents;

•                  persons subject to the alternative minimum tax;

•                  persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Northern Orion (or, following the completion of the Arrangement, U.S. Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Yamana); and

•                  persons who own their Northern Orion Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

This summary does not address U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S. of the Arrangement.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement to them in light of their particular circumstances.

Amalgamation of Northern Orion and Yamana Subco

Although there is no authority addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the exchange of Northern Orion Shares for Yamana Shares and Canadian currency (the “Exchange”), the contribution by Yamana of Northern Orion Shares to Yamana Subco (the “Contribution”) and the Amalgamation should be treated as a single integrated transaction for United States federal income tax purposes. If the Exchange, the Contribution and the Amalgamation are treated as a single integrated transaction for U.S. federal income tax purposes, although the matter is also not free from doubt, the Arrangement should qualify as a reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”).

No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Exchange, the Contribution and the Amalgamation as a single integrated transaction or the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. If the Exchange were viewed as independent of the Contribution and Amalgamation for U.S. federal income tax purposes, the Exchange would be treated as a taxable transaction to U.S. Holders.

Tax Consequences to U.S. Holders if Arrangement Qualifies as a Reorganization

If the Arrangement, combined with the Contribution and Amalgamation, qualifies as a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein, there will be the following U.S. federal income tax consequences to U.S. Holders of Northern Orion Shares, assuming that Northern Orion is not and has not been a PFIC at any time during each U.S. Holder’s holding period for the Northern Orion Shares:

(a)                                  a U.S. Holder of Northern Orion Shares who exchanges Northern Orion Shares for Yamana Shares and Canadian currency will recognize gain (but not loss) to the extent of the lesser of (1) the excess of the fair market value of the Yamana Shares and the U.S. dollar value of the Canadian currency on the date of receipt over the adjusted tax basis of the Northern Orion Shares surrendered, or (2) the U.S. dollar value of the Canadian currency on the date of receipt;

(b)                                 the aggregate tax basis of Yamana Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of Northern Orion Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar value of the Canadian currency on the date of receipt; and

(c)                                  the holding period of Yamana Shares received by a U.S. Holder will include the holding period of the Northern Orion Shares surrendered in exchange therefor.

Under the rules described below, if Northern Orion was a PFIC at any time during a U.S. Holder’s holding period for Northern Orion Shares, the U.S. Holder may have a gain subject to taxation and an interest charge, even if the Arrangement, combined with the Contribution and Amalgamation, qualifies as a Reorganization.

Information Reporting

If the Arrangement, combined with the Contribution and Amalgamation, qualifies as a Reorganization, U.S. Holders that exchange Northern Orion Shares for Yamana Shares pursuant to the Arrangement and that are “significant holders” (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

Consequences of Failure of the Arrangement to Qualify as a Reorganization

Subject to the PFIC rules discussed below, if the Arrangement fails to qualify as a Reorganization, the Arrangement would constitute a taxable disposition of Northern Orion Shares by U.S. Holders and would result in the following U.S. federal income tax consequences, assuming that Northern Orion is not and has not been a PFIC during each U.S. Holder’s holding period:

(a)                                  a U.S. Holder of Northern Orion Shares would recognize gain or loss equal to the difference between (1) the sum of fair market value of Yamana Shares and the U.S. dollar value of the Canadian currency at the time of receipt by such U.S. Holder and (2) the U.S. Holder’s adjusted tax basis in the Northern Orion Shares surrendered in the Arrangement;

(b)                                 the aggregate tax basis of Yamana Shares received by a U.S. Holder of Northern Orion Shares in the Arrangement would be equal to the aggregate fair market value of Yamana Shares at the time of receipt; and

(c)                                  the holding period of Yamana Shares received by a U.S. Holder in the Arrangement would begin on the day after receipt.

Subject to the PFIC rules discussed below, any gain or loss recognized under paragraph (a) generally will be capital gain or loss if the Northern Orion Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Northern Orion Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement may be entitled to elect to receive either a deduction or a credit for U.S. federal income tax purposes.  There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U. S. federal income tax liability that the U. S. Holder’s “foreign source” taxable income bears to the U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”.  Gain on the disposition of Northern Orion Shares generally will be U.S. source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-U.S. Tax Convention.

Dissenting U.S. Holders

A U.S. Holder who exercises the Dissent Rights from the Arrangement will recognize gain or loss on the exchange of such holder’s Northern Orion Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder’s adjusted tax basis in its Northern Orion Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Northern Orion Shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Foreign Currency

The fair market value of any foreign currency received by a U.S. Holder in the Arrangement will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss.

Ownership of Yamana Shares

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Yamana Shares.

Distributions on Yamana Shares

General Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Yamana Shares will be required to  include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Yamana, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Yamana, such distribution will be treated first as a tax-free return of capital to the extent of a U.S, Holder’s tax basis in the Yamana Shares and thereafter as gain from the sale or exchange of such Yamana Shares. (See “Disposition of Yamana Shares” below). Dividends received on the Yamana Shares generally will not be eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by Yamana generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Yamana is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Yamana Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

Yamana generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if Yamana is eligible for the benefits of the Convention between the U.S. and Canada with Respect to Taxes on income and Capital (the “Canada-U.S. Tax Convention”) or, if not, the Yamana Shares are readily tradable on an established securities market in the U.S. However, even if Yamana satisfies one or more of such requirements, Yamana will not be treated as a QFC if Yamana is a PFIC for the taxable year during which Yamana pays a dividend or for the preceding taxable year.

As discussed below, Yamana does not believe that it was a PFIC for the previous taxable year, and based on current operations, planned transactions and projected income, does not expect that it will be a PFIC for the current taxable year. (See “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company” below). However, there can be no assurance that the IRS will not challenge the determination made by Yamana concerning its PFIC status or that Yamana will not be a PFIC for the current taxable year or any subsequent taxable year.

If Yamana is not a QFC, a dividend paid by Yamana to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

Distributions Paid in Foreign Currency

The amount of a distribution received on the Yamana Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally wil1 recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Yamana Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Yamana Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Yamana Shares sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Yamana Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Yamana Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to  U.S. federal income tax, This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Yamana Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Yamana Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. Income or loss on the sale or other taxable disposition of foreign currency will be U.S. source. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Passive Foreign Investment Company

The foregoing discussion assumes that Yamana will not be a PFIC for any year including or beginning after the Effective Time of the Arrangement, and that Northern Orion was not a PFIC for any taxable year beginning with taxable year 2003 during which a U.S. Holder held Northern Orion Shares.  Northern Orion believes that it may have been a PFIC for the 2002 taxable year and taxable years prior to 2002; however, there is no certainty regarding this as Northern Orion has not made a full and complete determination and it is not free from doubt.  For taxable years beginning with the 2003 taxable year, including the 2004 taxable year in which Northern Orion Shares became listed in the United States.  Northern Orion believes that it was not a PFIC and will not be a PFIC for the current taxable year.  PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually.  Consequently, there can be no assurance that Northern Orion was not and has not been a PFIC for any taxable year during which a U.S. Holder held or holds Northern Orion Shares.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions, including certain transactions involving oil and gas. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Consequences if Northern Orion Classified as a PFIC

A U.S. Holder of Northern Orion Shares would be subject to special, adverse tax rules in respect of the Arrangement if Northern Orion was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Northern Orion Shares.

Northern Orion believes that it may have been a PFIC for the 2002 taxable year and taxable years prior to 2002.  However, there is no certainty regarding this as Northern Orion has not made a full and complete determination of whether it was a PFIC in such taxable years.  See discussion above under Passive Foreign Investment Company.  Northern Orion believes that it was not a PFIC for and since taxable year 2003 and does not expect that it will become a PFIC. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Northern Orion has not been and will not become a PFIC for any taxable year during which U.S. Holders hold Northern Orion Shares.

If Northern Orion is classified as a PFIC for any taxable year during which a U.S. Holder holds Northern Orion Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability. Under the PFIC rules:

•                  the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

•                  any gain on the sale, exchange, or other disposition of Northern Orion Shares and any “excess distribution” (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder’s holding period for the Northern Orion Shares;

•                  the amount allocated to the current taxable year and any year prior to the first year in which Northern Orion was classified as a PFIC will be taxed as ordinary income in the current year;

•                  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•                  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that has made a “mark-to-market” election under Section 1296 of the Code or certain other elections generally may not be subject to the PFIC rules described above U.S. Holders, and in particular, any U.S. Holders that owned shares of Northern Orion stock prior to 2003 are urged to consult their own tax advisors regarding the potential application of the PFIC rules or any mark-to-market or other election.

Treatment of Yamana as a PFIC

Whether Yamana will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Yamana over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that Yamana will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Based on current operations, planned transactions and projected income, Yamana expects that Yamana will not meet the definition of a PFIC for the taxable year that includes the Effective Date. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Yamana has never been and will not become a PFIC for any taxable year during which U.S. Holders hold Yamana Shares.

U.S. Holders should be aware that, in the event that Yamana becomes a PFIC, there can be no assurance that Yamana will supply U.S. Holders with the information and statements that such U.S. Holders require to make a “qualified electing fund” election under Section 1295 of the Code. Accordingly, each U.S. Holder should consult its own tax advisor regarding the potential PFIC status of Yamana and how the PFIC rules (including elections available thereunder) would affect the U.S, federal income tax consequences of the ownership and disposition of Yamana Shares.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of Yamana’s outstanding shares, after the Arrangement, and after the acquisition of the stock of Meridian, is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of Yamana’s outstanding shares (each a “10% Shareholder”), Yamana could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of Yamana as a CFC would effect many complex results, including that 10% Shareholders of Yamana would generally (i) be treated as having received a current distribution of Yamana’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of Yamana’s earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of Yamana by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of Yamana attributable to the common shares sold or exchanged.

If Yamana is classified as both a PFIC as described above and a CFC, the Company generally will not be treated as a PFIC with respect to 10% Shareholders.

Yamana does not believe that it currently qualifies as a CFC. However, there can be no assurance that Yamana will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of dividends made on Yamana Shares, or the proceeds of the sale or other disposition of the Northern Orion Shares or the Yamana Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Each Northern Orion Shareholder is urged to consult the holder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in Yamana Shares.

Status under Canadian Securities Laws

Northern Orion is a reporting issuer (or the equivalent) in each province and territory of Canada. Northern Orion Shares currently trade on the TSX and the AMEX. After the Arrangement, Northern Orion Shares will be delisted from the TSX and the AMEX, and Yamana will apply to the applicable Canadian securities regulators to have Northern Orion classified as a non-reporting issuer. Yamana is a reporting issuer (or the equivalent) in each province of Canada. Yamana Shares are listed on the TSX, the NYSE and the LSE. It is a condition of the Arrangement that the Yamana Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Converted Yamana Options and Northern Orion Warrants be listed on the TSX, the NYSE and the LSE.  The Northern Orion Warrants are to be listed on the TSX  as share purchase warrants of Yamana and the Northern Orion Shares will be delisted from the TSX, and the AMEX.

Issue and Resale of Yamana Shares Under Canadian Securities Acts

The issue of Yamana Shares and Converted Yamana Options pursuant to the Arrangement and the issue of Yamana Shares on exercise of Converted Yamana Options and Northern Orion Warrants will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. Yamana Shares may be resold in each province and territory of Canada, provided (i) the trade is not a “control distribution” as defined National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Yamana, the insider or officer has no reasonable grounds to believe that Yamana is in default of securities legislation.

U.S. Securities Laws

Status Under U.S. Securities Laws

Each of Yamana and Northern Orion is a “foreign private issuer” as defined under Rule 3b-4 promulgated and of the U.S. Exchange Act. The Northern Orion Shares are listed for trading on the AMEX and as such Northern Orion is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act. The Yamana Shares are listed for trading on the NYSE and as such Yamana is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act.

Issue and Resale of Yamana Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to U.S. Shareholders.  All U.S. Shareholders are urged to consult with their own legal advisors to ensure that the resale of Yamana Shares issued to them under the Arrangement complies with applicable federal and state securities laws. Further information applicable to U.S. Shareholders is disclosed under “Note to United States Shareholders”.

The issue of Yamana Shares, and the subsequent resale of these shares held by U.S. Shareholders, will be subject to U.S. federal and state securities laws, including the U.S. Securities Act.

The following discussion does not address the Canadian Securities Acts that will apply to the issue of the Yamana Shares to U.S. Shareholders within Canada. U.S. Shareholders who resell Yamana Shares in Canada must comply with Canadian Securities Acts, as outlined above.

Exemptions relied upon  from the Registration Requirements of the U.S. Securities Act

Exchange of Yamana Shares and Converted Yamana Options

The Yamana Shares and Converted Yamana Options to be issued by Yamana pursuant to the Arrangement (i) have not been and will not be registered under the U.S. Securities Act and such issue will be effected in reliance on the Section 3(a)(10) Exemption and (ii) will be registered or exempt from registration under applicable securities laws of each state of the United States in which U.S. Shareholders reside.  Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted by the Court, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Yamana Shares and Converted Yamana Options issued in connection with the Arrangement.

Exercise of Northern Orion Warrants, Northern Orion Options and Converted Yamana Options

After the Arrangement, the Northern Orion Warrants, the remaining Northern Orion Options that do not become Converted Yamana Options and the Converted Yamana Options, in each case exercisable for Yamana Shares, may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws and in the case of the Northern Orion Warrants, in accordance with the applicable indenture under which such Northern Orion Warrants were issued, and, in the case of the Northern Orion Options and Converted Yamana Options, in accordance with the applicable stock option agreement and stock option plan.  As a result, the Northern Orion Warrants, the remaining Northern Orion Options that do not become Converted Yamana Options and the Converted Yamana Options, may only be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person (a “U.S. Person”), as such term is defined in Rule 902 of Regulation S, and is not exercising the Northern Orion Warrants, the remaining Northern Orion Options that do not become Converted Yamana Options and the Converted Yamana Options, as applicable, for the account or benefit of a U.S. Person or a person in the United States, or the holder provides a legal opinion or other evidence reasonably satisfactory to the Combined Company to the effect that the exercise of the Northern Orion Warrants, the remaining Northern Orion Options that do not become Converted Yamana Options or the Converted Yamana Options, as applicable, does not require registration under the U.S. Securities Act or state securities laws.

In addition, any Yamana Shares issuable upon the exercise of the Northern Orion Warrants, the remaining Northern Orion Options that do not become Converted Yamana Options and the Converted Yamana Options issued in the United States, to or for the account or benefit of a U.S. Person or a person in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Yamana Shares will bear a legend to that effect, and such Yamana Shares may be resold only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and state securities laws, after providing an opinion of counsel or other documentation satisfactory to the Combined Company to such effect.  Subject to certain limitations, the Northern Orion Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S.

Resales of Yamana Shares within the United States after the Effective Time

The following discussion is limited to the resale of Yamana Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Rule 904 of Regulation S. The availability of Regulation S for non-United States resales is discussed below under “Resales of Securities Pursuant to Regulation S”.

The manner in which a U.S. Shareholder may resell Yamana Shares issued to the shareholder on the Effective Time within the United States will depend on whether the U.S. Shareholder is an “affiliate” of Yamana or Northern Orion before the Effective Time and whether the U.S. Shareholder is an “affiliate” of the Combined Company after the Effective Time. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. The resale rules applicable to U.S. Shareholders are summarized below.

Non-Affiliates Before and After the Effective Time

U.S. Shareholders who are not affiliates of Northern Orion or Yamana before the Effective Time and who will not be affiliates of the Combined Company after the Effective Time may resell the Yamana Shares issued to them on the Effective Time in the United States without restriction under the U.S. Securities Act.

Affiliates Before the Effective Time and Non-Affiliates After the Effective Time

U.S. Shareholders who are affiliates of Northern Orion or Yamana before the Effective Time but will not be affiliates of the Combined Company after the Effective Time, and who hold their Yamana Shares for one year after the Effective Date, may resell their Yamana Shares without regard to the volume and manner of sale limitations set forth in Rule 144 under the U.S. Securities Act, subject to the availability of certain public information about the Combined Company. U.S. Shareholders who are affiliates of Yamana or Northern Orion before the Effective Time but will not be affiliates of the Combined Company after the Effective Time who hold their Yamana Shares for a period of two years after the Effective Time may resell such shares freely, provided that such persons have not been affiliates of the Combined Company during the three-month period preceding such resale.

Affiliates Before the Effective Time and Affiliates After the Effective Time

U.S. Shareholders who are affiliates of Northern Orion or Yamana before the Effective Time and who will be affiliates of the Combined Company after the Effective Time will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Yamana Shares issued under the Effective Time. These affiliates may not resell their Yamana Shares within the United States unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the U.S. Securities Act. In general, under Rule 145(d), these affiliates will be entitled to resell in the United States, during any three-month period, that number of Yamana Shares that does not exceed the greater of one percent of the then outstanding securities of such class or the average weekly trading volume of such securities on the NYSE during the four weeks preceding the date of filing of notice under Rule 144 under the U.S. Securities Act related to such sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about the Combined Company.

Resales of Yamana Shares Pursuant to Regulation S

U.S. Shareholders who receive Yamana Shares under the Arrangement may, under the U.S. Securities Act, resell their Yamana Shares in an “offshore transaction” in accordance with Regulation S, provided the conditions imposed thereunder for offshore resales are satisfied. An “offshore transaction” includes a transaction where the offer is not made to a person in the United States and it is executed using the facilities of a “designated offshore securities exchange”, as such term is defined in Regulation S, such as the TSX or LSE, and neither the seller nor any person acting on the seller’s behalf knows the transaction has been pre-arranged with a buyer in the United States.

The availability of the Regulation S exemption depends in part on whether the U.S. Shareholder is an “affiliate” of the Combined Company after the Effective Time. See the discussion above of “affiliate” under “Resale of Yamana Shares within the United States after the Effective Time. The resale rules applicable to the U.S. Shareholders of the Combined Company are summarized below.

A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of the Combined Company after the Effective Time may resell his or her Yamana Shares in reliance upon Regulation S provided (a) none of the U.S. Shareholder, an affiliate or any person acting on its or their behalf engages in “directed selling efforts” in the United States, and (b) in the case of an officer or director of the Combined Company, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Under Regulation S, “directed selling efforts” are defined as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.

Additional restrictions apply to a U.S. Shareholder who will be an affiliate of the Combined Company other than by virtue of his or her status as an officer or director of the Combined Company.

INFORMATION CONCERNING YAMANA ON A CURRENT BASIS
AND THE COMBINED COMPANY ON A PRO FORMA BASIS

The following information is presented on a current basis and reflects the current business, financial and share capital position of Yamana.  In addition, information is provided on a pro forma basis, assuming completion of the Arrangement and the Meridian Offer. See “Information Concerning Meridian” and “Information Concerning Northern Orion” in this Circular for current information relating to Meridian and Northern Orion, respectively.

Overview of Yamana and Its Current and Pro Forma Business

Yamana is an intermediate gold producer engaged in the acquisition, financing, exploration, development and operation of precious metal and copper mining properties, with significant gold production, gold development stage properties, exploration properties and land positions in Brazil, Argentina, Honduras and elsewhere in Central America. Yamana’s principal product is gold, with gold production forming a significant part of revenues. Yamana began producing copper-gold concentrate in the first quarter of 2007, and the sale of this concentrate to a number of smelters, refineries and copper financing companies is now adding significantly to the revenues and cash flow from its gold production.

As a result of its internal growth program and acquisitions, Yamana has built a portfolio of assets located in Brazil, Argentina and Honduras, including five operating gold mines namely Chapada (copper-gold), São Francisco, Jacobina, San Andrés and Fazenda Brasileiro and three advanced stage development gold projects, namely Gualcamayo and C1 Santa Luz which are at advanced feasibility stage, and São Vicente which is under construction. Yamana also has various exploration targets focussed at and around Gualcamayo in Argentina, in the Jacobina Mine Complex area and Bahia Gold Belt, on the Rio Itapicuru Greenstone Belt, on the Guapore Gold Belt especially in the Mato Grosso State in west central Brazil, and in the Pilar de Goias region east of the Crixas gold mine which is operated by AngloGold.

Upon completion of the Arrangement and the Meridian Offer, the Combined Company will have nine operating mines with a pipeline of six development projects, with an increased presence in Latin America, including the El Peñón project (gold/silver) and the Minera Florida Mine in Chile (gold/silver), the Agua Rica project in Argentina (copper/gold/molybdenum) and a 12.5% indirect interest in the Alumbrera project in Argentina (copper/gold).

Yamana’s shares are listed on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. Yamana’s shares also trade on the LSE under the symbol “YAU”. Yamana was continued under the CBCA by Articles of Continuance dated February 7, 1995. On July 30, 2003, pursuant to Articles of Amendment, the name of Yamana was changed from Yamana Resources Inc. to Yamana Gold Inc. Yamana’s head office is located at 150 York Street, Suite 1102, Toronto, Ontario M5H 3S5 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

On completion of the Arrangement and satisfaction of the Minimum Meridian Condition, Yamana as the Combined Company will continue to be a corporation governed by the laws of Canada. After the Effective Date, Yamana will own all of the Northern Orion Shares and unless the Minimum Meridian Condition is waived, a minimum of 66 2/3% of the issued and outstanding Meridian Shares (on a fully-diluted basis).

The business and operations of Northern Orion and Meridian will be managed and operated as subsidiaries of Yamana. Yamana expects that the business operations of Yamana, Northern Orion and Meridian will be consolidated and the principal executive office of the Combined Company will be located at Suite 1102, 150 York Street, Toronto, Ontario, M5H 2S5 (telephone number (416) 815-0220).

Organization Chart

The following chart shows the corporate relationship between Yamana, Northern Orion and Meridian following the completion of the Arrangement and assuming Yamana has acquired 100% of the Meridian Shares:

Reserves and Resources

The table below sets out the Mineral Reserves and Resources at each of the producing mines and advanced stage development projects of Yamana.  Further details relating to Yamana’s reserves and resources are contained in the Yamana AIF incorporated by reference herein:

Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Total – Proven and Probable
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(000s)	(Au g/t)	(000s oz.)	(000s)	(Au g/t)	(000s oz.)	(000s)	(Au g/t)	(000s oz.)
Gold
Fazenda Brasileiro	2,193	3.34	235.4	254	2.39	19.5	2,447	3.24	254.9
C1 Santa Luz	—	—	—	9,200	1.88	556.0	9,200	1.88	556.0
Fazenda Nova	786	0.75	18.9	257	0.62	5.1	1,043	0.72	24.1
Jacobina	1,869	2.50	150.0	15,313	2.10	1,035.0	17,181	2.14	1,185.0
São Francisco – Main Ore	15,674	1.25	630.4	14,909	1.17	562.3	30,583	1.21	1,192.7
São Francisco – ROM Ore	13,940	0.25	110.7	14,771	0.24	112.6	28,711	0.24	223.3
Total São Francisco	29,614	0.78	741.1	29,680	0.71	674.8	59,294	0.74	1,416.0
São Vicente – Main Ore	6,580	1.06	224.8	2,854	0.90	82.2	9,434	1.01	307.0
São Vicente – ROM Ore	1,694	0.27	14.5	1,932	0.33	20.4	3,626	0.30	34.9
Total Sao Vicente	8,274	0.90	239.3	4,786	0.67	102.6	13,060	0.81	341.9
Chapada	20,002	0.34	218.6	282,992	0.25	2,290.6	302,994	0.26	2,509.2
San Andres	5,939	0.77	147.8	15,806	0.69	351.6	21,745	0.71	499.4
Total Gold Reserves	68,677	0.79	1,751	358,288	0.44	5,035	426,964	0.49	6,786

	Tonnes	Grade	Copper	Tonnes	Grade	Copper	Tonnes	Grade	Copper
	(000s)	(%)	lbs (mm)	(000s)	(%)	lbs (mm)	(000s)	(%)	lbs (mm)
Copper
Chapada	20,002	0.42	184.6	282,992	0.34	2,126.3	302,994	0.35	2,310.9

Mineral Resources
(Measured and Indicated, including Mineral Reserves as outlined above)

	Measured Resources			Indicated Resources			Total – Measured and Indicated
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(000s)	(Au g/t)	(000s oz.)	(000s)	(Au g/t)	(000s oz.)	(000s)	(Au g/t)	(000s oz.)
Gold
Fazenda Brasileiro	3,352	3.26	351.7	900	2.87	83.2	4,252	3.18	434.9

C1 Santa Luz	—	—	—	19,608	1.65	1,040.8	19,608	1.65	1,040.8
Fazenda Nova	1,046	0.99	33.4	214	1.17	8.1	1,261	1.02	41.5
Jacobina	9,038	2.15	624.0	31,198	2.29	2,300.3	40,236	2.26	2,924.3
São Francisco – Main Ore	18,861	1.19	720.5	23,422	1.06	798.3	42,284	1.12	1,518.9
São Francisco – ROM Ore	17,762	0.24	139.0	28,083	0.23	208.9	45,845	0.24	347.9
Total São Francisco	36,623	0.73	859.5	51,505	0.61	1,007.2	88,128	0.66	1,866.8
São Vicente	14,490	0.77	357.3	10,992	0.70	247.7	25,482	0.74	605.1
Ernesto	—	—	—	1,520	3.66	178.9	1,520	3.66	178.9
Chapada	25,058	0.30	241.7	395,463	0.22	2,790.4	420,521	0.22	3,032.1
San Andres	14,748	0.70	326.0	47,550	0.64	964.0	62,298	0.66	1,290.0
Gualcamayo	6,923	1.15	255.9	69,161	0.91	2,028.5	76,084	0.93	2,284.4
Total Gold Resources	111,279	0.85	3,050	628,111	0.53	10,649	739,389	0.58	13,699

	Tonnes (000s)	Grade (%)	Copper lbs (mm)	Tonnes (000s)	Grade (%)	Copper lbs (mm)	Tonnes (000s)	Grade (%)	Copper lbs (mm)
Copper
Chapada	25,058	0.34	187.7	395,463	0.30	2,613.3	420,651	0.30	2,801.0

Mineral Resources
(Inferred)

		Inferred Resources
	Tonnes (000s)	Grade (Au g/t)	Gold (000s oz.)
Gold
Fazenda Brasileiro	686	4.30	94.9
C1 Santa Luz	8,586	1.46	402.1
Fazenda Nova	118	1.05	4.0
Jacobina	45,657	2.84	4,164.4
Sao Francisco – Main Ore	33,686	0.81	875.2
São Francisco – ROM Ore	76,995	0.23	561.1
Total São Francisco	110,682	0.40	1,436.3
São Vicente	3,623	0.87	101.2
Ernesto	2,144	2.61	179.6
Chapada	250,693	0.15	1,223.5
San Andres	1,339	0.53	22.0
Gualcamayo	16,765	1.29	698.0
Total Gold Reserves	440,291	0.59	8,326

	Tonnes (000s)	Grade (%)	Copper lbs (mm)
Copper
Chapada	250,693	0.25	1,392.3

Pro Forma Information Respecting Yamana’s Properties Assuming Completion of the Arrangement and satisfaction of the Minimum Meridian Condition

On completion of the Arrangement and the Meridian Offer, the Combined Company’s primary properties will consist of the following:

•                                          100% interests in the Chapada Property, the São Francisco Mine and the Jacobina Mining Complex in Brazil and  100% interest in the Gualcamayo Property in Argentina (currently held by Yamana);

•                                          12.5% interest in the Alumbrera Mine and 100% interest in the Agua Rica Project each in Argentina (currently held by Northern Orion); and

•                                          100% interest in the El Peñón property in Chile (currently held by Meridian).

Current and Pro Forma Information Respecting Directors and Officers

See Appendix I for information about Yamana’s directors and executive officers.

Historical and Unaudited Pro Forma Consolidated Financial Information

The tables set out below include a summary of (i) Yamana’s historical consolidated financial information for the years ended December 31, 2006 and 2005 and the ten months ended December 31, 2004 and for the three months ended March 31, 2007 and 2006 and (ii) unaudited pro forma consolidated financial information for Yamana for the three months ended March 31, 2007 and for the year ended December 31, 2006. The historical financial information for the years ended December 31, 2006 and 2005 and for the ten months ended December 31, 2004 has been derived from Yamana’s audited consolidated financial statements. The historical financial information for the three months ended March 31, 2007 has been derived from Yamana’s unaudited interim consolidated financial statements. The unaudited pro forma consolidated financial information for Yamana has been derived from: (i) the unaudited comparative interim consolidated financial statements of Yamana, Northern Orion and Meridian for the three months ended March 31, 2007; of DSM for the three months ended March 31, 2006; and of Viceroy for the nine months ended September 30, 2006; and (ii) the audited comparative consolidated financial statements of Yamana, Northern Orion and Meridian for the year ended December 31, 2006, and such other supplementary information as was available to Yamana and considered necessary to give pro forma effect to the acquisition of each of Northern Orion and Meridian by Yamana.

The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Yamana and the accompanying notes thereto included in the Circular. The summary unaudited pro forma consolidated financial statement information for Yamana gives effect to the proposed acquisition of Northern Orion and Meridian as if each had occurred as at March 31, 2007 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2006 for the purposes of the pro forma consolidated statements of income for the periods ended December 31, 2006 and March 31, 2007. In preparing the unaudited pro forma consolidated financial statement information, management of Yamana has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Northern Orion Transaction and Offer will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Yamana and each of Northern Orion and Meridian due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Yamana and accompanying notes included in Schedule “B” to the Circular.

Summary of Consolidated Financial Information of Yamana

(in thousands of US dollars except for per share information)

	Three months ended March 31		Twelve months ended December 31		Ten months ended December 31
	2007	2006	2006	2005	2004
Consolidated Statement of Operations
Sales	145,133	17,074	169,206	46,038	32,298
Mine operating earnings	76,375	5,178	35,056	8,569	10,377
Operating earnings (loss)	58,428	5,301	(33,725)	(3,775)	3,808
Net earnings (loss) for the period	27,426	(5,907)	(70,163)	(4,111)	2,783
Earnings (loss) per share – basic	0.08	(0.03)	(0.25)	(0.03)	0.03
– diluted	0.07	(0.03)	(0.25)	(0.03)	0.02

Consolidated Balance Sheet Data
Cash and cash equivalents	69,808		69,680	151,633	87,054
Other current assets	148,051		83,780	14,402	9,107
Property, plant and equipment	358,074		134,792	24,992	17,938	(1)
Assets under construction	194		224,650	158,717	12,085
Mineral properties	1,517,393		1,496,732	61,506	38,256	(1)
Other non-current assets	173,555		171,558	51,529	7,253
Total assets	2,267,075		2,181,192	468,446	177,106
Current liabilities	120,486		100,461	31,442	7,225
Total long-term liabilities	384,455		364,141	122,030	9,572

Notes:

(1)                                  Amounts shown have been adjusted to exclude assets held for sale.

Summary of Pro Forma Consolidated Financial Information of Yamana

(in thousands of US dollars except for per share information)

	Three months ended March 31, 2007		Twelve months ended December 31, 2006
	Yamana and Northern Orion	Yamana, Northern Orion and Meridian	Yamana and Northern Orion	Yamana, Northern Orion and Meridian

Pro Forma Consolidated Statement of Operations
Sales	145,133	211,553	178,692	418,692
Mine operating earnings	76,375	113,675	34,606	170,406
Operating earnings (loss)	57,499	87,199	(53,287)	28,613
Net earnings (loss) for the period	36,951	54,526	(603)	42,497
Earnings (loss) per share – basic	0.08	0.08	(0.00)	0.07
– diluted	0.08	0.08	(0.00)	0.06

	As at March 31, 2007
	Yamana and Northern Orion	Yamana, Northern Orion and Meridian

Pro Forma Consolidated Balance Sheet Data
Cash and cash equivalents	299,813	212,742
Other current assets	150,114	293,614
Property, plant and equipment	358,280	358,280
Assets under construction	194	194
Mineral properties	2,854,274	7,040,788
Total assets	3,923,003	8,186,446
Current liabilities	140,738	199,538
Total long-term liabilities	824,525	2,418,790

Authorized and Current and Pro Forma Outstanding Share Capital

The authorized share capital of Yamana consists of an unlimited number of Yamana Shares and 8,000,000 first preference shares, series 1.  As of July 11, 2007, there were 355,200,073 Yamana Shares issued and outstanding and no first preference shares, series 1, issued and outstanding. As of July 11, 2007 options to acquire an aggregate of 10,734,462 Yamana Shares and warrants to acquire 16,843,560 Yamana Shares were outstanding.

Holders of Yamana Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders (with no cumulative voting rights) and to receive notice of and to attend all annual and special meetings of Yamana. Holders of Yamana Shares are entitled to receive dividends if, as and when declared by the Yamana Board in respect of the Yamana Shares. Subject to the prior rights of the holders, if any, of the first preference shares then outstanding and of the shares then outstanding of any other class ranking senior to the Yamana Shares, the holders of Yamana Shares are entitled to share rateably in any distribution of the assets of Yamana on liquidation, dissolution or winding-up.

Pro Forma Yamana Shares Outstanding Ownership

	Yamana Shares
	# of Yamana Shares	% Upon Completion of Arrangement	% Upon Completion of the Arrangement and the Meridian Offer (100%)
Yamana Shares currently outstanding
Existing Yamana Shareholders (1)	355,200,073	80.9%	53.4%
Yamana Shares to be issued in Northern Orion Transaction
Existing Northern Orion Shareholders(2)	83,669,328	19.1%	12.6%
SUBTOTAL:	438,869,401	100%	66.0%
Yamana Shares to be issued in Offer
Existing Meridian Shareholders (3)	226,188,788		34.0%
TOTAL:	665,058,189		100%

Notes:

(1)                                  As at July 11, 2007, Yamana also had options outstanding to purchase up to 10,734,462 Yamana Shares.

(2)                                  As at July 11, 2007, Northern Orion also had options to purchase up to 12,567,500 Northern Orion Shares and Northern Orion Warrants outstanding to purchase up to 56,571,850 Northern Orion Shares, and it is assumed that no such options and warrants of Northern Orion will be exercised prior to completion of the Arrangement and the underlying Northern Orion Shares will not be exchanged under the Arrangement.

(3)                                  As at March 31, 2007, Meridian also had options outstanding to purchase up to 820,830 Meridian Shares and it is assumed that all such options will not be exercised prior to completion of the Offer

Current and Pro Forma Consolidated Capitalization

The following table sets forth Yamana’s consolidated capitalization as at December 31, 2006, adjusted to give effect to the material changes in the share and loan capital of Yamana since December 31, 2006, the date of Yamana’s most recent audited consolidated financial statements, and further adjusted to give effect to the Arrangement and to successful completion of the Meridian Offer. The table should be read in conjunction with the audited consolidated financial statements of Yamana as at and for the year ended December 31, 2006, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at December 31, 2006	As at December 31, 2006 After Giving Effect to the Arrangement	As at December 31, 2006 After Giving Effect to Arrangement and the Meridian Offer (unaudited)
	(000s of US dollars)

Debt(2)	—	—	100,000
Common shares(3)(4)	1,619,850	2,563,062	5,136,485
(Authorized — unlimited)
Issued	344,595,000	427,419,000	653,356,000
Common shares reserved for issuance	42,492	42,492	42,492
	4,378,000	4,378,000	4,378,000
Preference shares	—	—	—
(Authorized — 8,000,000)	(—)	(—)	(—)
Common share purchase options(3)(4)	—	—	—
	16,127,000	22,302,000	24,152,000
Common share purchase warrants(3)	73,004	280,519	280,519
	16,890,000	48,153,000	48,153,000
Contributed surplus	61,578	96,981	107,552
(Deficit) retained earnings	(80,334)	(80,334)	(80,334)
Total capitalization	$1,716,590	$2,902,720	$5,586,714

Notes:

(1)                                  Before deducting fees and expenses of the Arrangement and/or the Meridian Offer.

(2)                                  Debt includes the Credit Facility but does not include the Loan as this Loan will become intercorporate debt upon completion of the Arrangement and the Meridian Offer.

(3)                                  Assumes no currently outstanding options and warrants of Northern Orion will be exercised prior to completion of the Arrangement, and the underlying Northern Orion Shares will not be exchanged under the Arrangement.

(4)                                  Assumes the exercise of all outstanding options of Meridian, as well as the termination of the Shareholder Rights Plan, prior to completion of the Meridian Offer.

Pre-Arrangement Yamana Options

Class of Optionee	Number of Common Shares Under Options	Range of Exercise Prices	Range of Expiry Dates
Executive officers and past executive officers	5,697,000	$2.54 – 10.28	January 31, 2010 – May 12, 2015
Directors and past directors (who are not also executive officers)	2,310,000	$1.67 – $9.65	March 22, 2011 – May 12, 2015
All other employees and past employees	2,691,247	$1.29 – $11.82	August 1, 2007 – May 12, 2015
All consultants	34,600	$2.93 – $14.58	June 1, 2009 – May 30, 2011

Post-Arrangement Yamana Options and Warrants

Based on information at July 11, 2007, immediately after the Arrangement, Yamana will have outstanding Yamana options and warrants providing for the acquisition of an aggregate of 65,120,688 Yamana Shares, at prices ranging from Cdn.$1.00 to Cdn.$25.00, including 6,824,152 Yamana Shares for issue under the Converted Yamana Options, at prices ranging from Cdn.$2.49 to Cdn.$9.83, and 30,718,514 Yamana Shares for issue under the Northern Orion Warrants at prices ranging from Cdn.$3.68 to Cdn.$11.05, assuming no currently outstanding options and warrants of Northern Orion will be exercised prior to completion of the Arrangement.

Prior Sales

During the previous 12 months, Yamana has issued the following common shares:

Month of Issuance	Number of Common Shares Issued	Issue Price Ranges (Cdn.$)	Reason for Issuance
August 2006	67,100	1.67 – 10.42	Exercise of options and warrants
September 2006	479,894	1.67 – 11.00	Exercise of options and warrants
October 2006	49,655,591	9.65	Issued to shareholders of Viceroy Exploration Inc. (“Viceroy”) in connection with a take-over bid at the rate of 0.97 of a Yamana Share for each Viceroy share, announced on August 16, 2006
November 2006	804,136	1.29 – 10.42	Exercise of options and warrants and in connection with the Viceroy take-over bid(1)
December 2006	450,401	1.31 – 10.42	Exercise of options and warrants
January 2007	8,756,479	1.29 – 10.96	Exercise of options and warrants, in connection with the Viceroy take-over bid and in connection with the employment of a senior officer on October 18, 2007(2)
February 2007	296,730	1.39 – 14.58	Exercise of options and warrants
March 2007	197,600	4.17 – 14.58	Exercise of options and warrants
April 2007	297,771	1.39 – 10.42	Exercise of options and warrants
May 2007	63,776	4.17 – 7.94	Exercise of options and warrants
June 2007	970,060	3.44 – 9.67	Exercise of options and warrants and in connection with the acquisition of the Maria Preta Mining Rights(3)
July 1-20, 2007	11,620	4.17 – 6.95	Exercise of options and warrants

Notes:

(1)                                 565,852 of these shares were issued in connection with the Viceroy take-over bid.

(2)                                 4,375,437 of these shares were issued in connection with the Viceroy take-over bid.

(3)                                 825,060 of these shares were issued in connection with the acquisition of shares of a company with certain mining rights in the state of Bahia in the Federative Republic of Brazil known as Maria Preta Mining Rights.

Dividend and Dividend Policy

Yamana paid its first quarterly dividend of $0.01 per Yamana Share on October 13, 2006, and subsequent quarterly dividends of $0.01 per Yamana Share on January 16, 2007, April 16, 2007 and July 16, 2007.

Yamana has established a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of Yamana. However, payment of any future dividends paid by Yamana will be at the discretion of the Yamana Board after taking into account many factors, including operating results, financial condition and current and anticipated cash needs of Yamana.

Price Range and Trading Volumes of the Yamana Shares

The principal markets on which the Yamana Shares trade are the TSX, the NYSE and since June 12, 2007, the LSE. The following table sets forth, for the periods indicated, the reported high and low closing prices and the aggregate volume of trading of the Yamana Shares on the TSX and the NYSE for the periods indicated:

Monthly Price Range and Trading Volumes

	NYSE			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2006
January	8.15	6.61	37,654,700	9.41	7.78	49,756,117
February	9.10	7.44	33,112,400	10.42	8.64	43,361,670
March	9.32	8.30	29,894,700	10.90	9.65	46,236,943
April	11.20	9.66	39,221,800	12.99	11.20	71,190,810
May	12.23	8.80	55,940,900	13.36	9.95	77,748,846
June	10.14	7.81	47,400,600	11.24	8.68	47,635,156
July	10.34	9.05	40,657,600	11.51	10.34	30,844,681
August	11.16	9.51	52,842,900	12.56	10.66	60,238,937
September	11.02	8.92	68,263,000	12.10	10.00	58,643,602
October	9.91	8.20	70,540,400	11.17	9.18	44,059,428
November	12.84	10.22	103,316,100	14.74	11.66	54,131,065
December	13.56	12.18	103,160,652	15.48	14.13	36,985,035
2007
January	13.48	11.54	134,767,800	15.92	13.53	74,973,042
February	15.37	13.31	127,497,210	17.76	15.75	53,941,313
March	14.87	12.86	177,722,232	17.21	15.22	84,368,568
April	15.19	13.97	111,646,473	17.45	15.46	35,594,145
May	14.39	12.75	136,403,108	15.86	13.84	42,134,609
June	14.04	11.12	154,303,019	14.89	11.83	71,719,638

Quarterly Price Range and Trading Volumes

	NYSE			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn.$)	(Cdn.$)
2005
January - March	3.71	2.77	24,386,400	4.55	3.38	47,072,647
April - June	3.82	2.71	17,804,300	4.68	3.40	34,994,044
July - September	4.48	3.62	30,123,200	5.30	4.35	43,742,283
October - December	6.72	3.75	60,705,400	7.83	4.37	58,117,783
2006
January - March	9.32	6.61	100,661,800	10.90	7.78	150,354,730
April - June	12.23	7.81	142,563,300	13.36	8.68	196,574,812
July - September	11.16	8.92	161,763,500	12.56	10.00	149,727,220
October - December	13.56	8.20	277,017,152	15.48	9.18	135,175,528
2007
January - March	15.37	11.54	439,987,242	17.76	13.53	213,282,923
April - June	15.19	11.12	402,352,600	17.45	11.83	149,448,392

The closing price of the Yamana Shares on the TSX and the NYSE on July 19, 2007, the last trading day prior to the date of this Circular, was Cdn.$13.25 and $12.62, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Yamana Shares in Canada is, and will continue to be post-Arrangement, CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Yamana Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.

Auditors

Deloitte & Touche LLP, the current auditors of Yamana, are expected to continue as the auditors of Yamana following the Effective Date.

Available Information

Yamana files reports and other information with Canadian Securities Authorities. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Risk Factors

The operations of Yamana are subject to risks due to the nature of its business, which is the acquisition, exploration, development and operation of precious metals properties. An investment in Yamana Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Yamana Shares. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Northern Orion Shareholders should carefully consider the risk factors set forth in the Yamana AIF for the year ended December 31, 2006 that is incorporated by reference in this Circular. Such risk factors could materially affect the future operating results of Yamana and the Combined Company and could cause actual events to differ materially from those described in forward-looking statements relating to Yamana and the Combined Company.

INFORMATION CONCERNING MERIDIAN

The following information is derived from Meridian’s publicly available documents or records of Meridian on file with Canadian Securities Authorities and other public sources at the time of this Circular.  Northern Orion has not verified any of the information contained herein relating to Meridian and, although Northern Orion does not have any knowledge that would indicate that such information is untrue or incomplete, neither Northern Orion nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for the failure by Meridian or any of its directors or officers to disclose events or information that may affect the completeness or accuracy of such information.

Summary

Meridian reports that it has been engaged in mining and the exploration of gold and other precious metals since 1981. During the past three completed fiscal years ended December 31, 2006, Meridian’s revenue producing properties were its El Peñón mine and Minera Florida mine in Chile and its 40% joint venture interest in the Rossi project in Nevada. Meridian has advanced stage exploration programs in Chile, Mexico and the United States. Early stage exploration programs are being conducted primarily in Chile, Mexico, Nicaragua, Peru and the United States. Meridian determined that the value of its advance exploration program in Esquel, Argentina had been impaired and Meridian wrote down the value of this property in 2005 to the fair market value of a non-mining property.

Meridian is incorporated under the CBCA and the Meridian Shares are listed on the TSX under the stock symbol “MNG” and the NYSE under the stock symbol “MDG”. Meridian’s registered office is located at 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto Ontario, Canada, M5X 1B2, and its head office is located at 9670 Gateway Drive, Suite 200, Reno, Nevada, USA. 89521-3952.

As of December 31, 2006, Meridian reports total proven and probable reserves of approximately 2.0 million ounces of gold at the El Peñón mine and 0.4 million ounces of gold at Minera Florida.

Reserves and Resources

The following information is derived from technical information contained in Meridian’s AIF and has not been verified by Northern Orion.  Northern Orion has not obtained the consent of the qualified persons who may have prepared this information.  Meridian’s AIF contains notes to the tables and background information including certain assumptions parameters and methods which have not been included in this Circular and additional information concerning its properties.  Readers should refer to Meridian’s AIF filed on SEDAR for this information.

Meridian’s internal estimates of proven and probable mineral reserves and mineral resources as of December  31, 2006 and December 31, 2005, are reported to be as follows:

MINERAL RESERVES AND RESOURCES (1)

	December 31, 2006							December 31, 2005
	Tonnes	Grade			Contained Ounces (3)			Tonnes	Grade		Contained Ounces (3)
	mils (2)	Gold	Silver	Zinc	Gold	Silver	Zinc	mils (2)	Gold	Silver	Gold	Silver
		(g/t)	(g/t)	(%)	(K oz)	(K oz)	(tonnes)		(g/t)	(g/t)	(K oz)	(K oz)
El Peñón
Proven and probable reserves	9.3	6.6	275	—	1967	81791	—	8.4	7.8	283	2,109	76,396
Mineral Resources
Measured and indicated	3.6	8.1	208	—	935	24,021	—	2.7	8.5	222	741	19,337
Inferred	2.5	7.9	263	—	626	20,759	—	2.3	8.2	380	595	27,700

Minera Florida
Proven and probable reserves	2.2	5.3	27	1.5	369	1,878	31,252	—	—	—	—	—
Mineral Resources
Measured and indicated	2.0	4.6	17	1.2	289	1,080	23,721	—	—	—	—	—
Inferred	2.9	5.5	30	1.4	504	2,752	39,348	—	—	—	—	—

	December 31, 2006							December 31, 2005
	Tonnes	Grade			Contained Ounces (3)			Tonnes	Grade		Contained Ounces (3)
	mils (2)	Gold	Silver	Zinc	Gold	Silver	Zinc	mils (2)	Gold	Silver	Gold	Silver
		(g/t)	(g/t)	(%)	(K oz)	(K oz)	(tonnes)		(g/t)	(g/t)	(K oz)	(K oz)
Rossi (40% share) (4)
Proven and probable reserves	—	—	—	—	—	—	—	—	—	—	—	—
Mineral Resources
Measured and indicated	0.2	15.4	—	—	109	—	—	0.2	15.4	—	109	—
Inferred	0.3	12.9	—	—	133	—	—	0.3	12.9	—	133	—

Esquel
Proven and probable reserves	—	—	—	—	—	—	—	—	—	—	—	—
Mineral Resources
Measured and indicated	4.7	15.0	23	—	2,286	3,523	—	4.7	15.0	23	2,286	3,523
Inferred	0.9	9.9	21	—	274	575	—	0.9	9.9	21	274	575

Total – Meridian’s Share
Proven and probable reserves	11.5	6.3	226	1.5	2,336	83,669	31,252	8.4	7.8	283	2,109	76,396
Mineral Resources
Measured and indicated	10.5	10.7	85	1.2	3,619	28,624	23,721	7.6	12.8	90	3,136	22,860
Inferred	6.6	7.2	114	1.4	1,537	24,086	39,348	3.5	8.9	251	1,001	28,275

(1) Metal price	2006			2005
assumptions:	Gold	Silver	Zinc	Gold	Silver
El Peñón	$470	$7.50	$—	$350	$6.00
Minera Florida	$470	$7.50	$1,600	$—	$—
Rossi	$—	$—	$—	$—	$—
Esquel	$—	$—	$—	$—	$—

The total may not add due to rounding.

Reconciliation of Mineral Reserves

	December 31, 2005 Reserves		Ounces Produced in 2006		Increase (Decrease)		December 31, 2006
	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces	Gold Ounces	Silver Ounces
El Peñón	2.1	76.4	0.2	6.5	0.1	11.9	2.0	81.8
Minera Florida	—	—	0.1	0.1	0.5	2.0	0.4	1.9
Total	2.1	76.4	0.3	6.6	0.6	13.9	2.4	83.7

See also “Information Concerning Yamana on a Current Basis and the Combined Company on a Pro Forma Basis” in this Circular for current and pro forma business, financial and share capital information relating to Yamana and the Combined Company.

Available Information

Meridian files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Risk Factors

The operations of Meridian are subject to risks due to the nature of its business, which is the acquisition, exploration, development and operation of precious metals properties. An investment in Meridian Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Meridian Shares. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Northern Orion Shareholders should carefully consider the risk factors set forth in the Meridian AIF for the year ended December 31, 2006 that is filed on SEDAR. Such risk factors could materially affect the future operating results of the Combined Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Combined Company.

INFORMATION CONCERNING NORTHERN ORION

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Northern Orion. See “Information Concerning Yamana On a Current Basis and the Combined Company on a Pro Forma Basis” for business, financial and share capital information relating to Yamana and the Combined Company, respectively.

Summary

Northern Orion is a mid-tier copper and gold producer with its primary assets located in Catamarca Province, Argentina. Northern Orion’s principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera copper/gold mine, and a 100% interest in the Agua Rica project, a copper/gold/molybdenum development property located approximately 19 miles from the Alumbrera project. Part of Northern Orion’s current focus is on the development of its Agua Rica project, either on a stand alone basis or on an integrated basis with Alumbrera.

Alumbrera is operated by Xstrata and is based on the Alumbrera life of mine plan is estimated to produce approximately 160,000 tonnes of copper, 500,000 ounces of gold and 2,200 tonnes (approximately 4.8 million pounds) of molybdenum annually (this information is on a 100% basis).  Alumbrera Reserves currently support a mine life through to 2016. Agua Rica has the potential to be developed either as a stand-alone project with annual production estimated in the feasibility study update for the Agua Rica project at approximately 136,000 tonnes of copper, 125,000 ounces of gold and 16 million pounds of molybdenum, or on an integrated basis with the Alumbrera complex which could potentially extend the life of Alumbrera’s processing facilities through to 2032 and its mine life to 2029.

Northern Orion is incorporated under the BCBCA and the Northern Orion Shares are listed on the TSX under the symbol “NNO” and on the AMEX under the symbol “NTO”. Northern Orion is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents with the securities regulatory authorities in such jurisdictions. Such documents are available under the company’s profile at www.sedar.com or Northern Orion’s filings with the SEC which are available at the SEC’s website at the address www.sec.gov.

Ore Reserves and Mineral Resources at the Alumbrera Mine

All ore reserves and mineral resources provided herein in respect of the Alumbrera Mine are estimated using the current (2004) version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  Additional information regarding Northern Orion’s property interests and the resources and reserves below is contained in the Northern Orion AIF, filed under the Northern Orion profile at www.sedar.com

The following table sets forth the estimated ore reserves for Northern Orion’s 12.5% interest in the Alumbrera Mine as of December 31, 2006.  No reserves have been estimated for molybdenum.

Proved and Probable Ore Reserves (1)(2)(3)

		Grade		Contained Metal
Category	Tonnes	Copper	Gold	Copper	Gold
		(%)	(g/t)	(pounds)	(oz)

Proved in Stockpile	12,000,000	0.34	0.39	90,000,000	151,000
Proved	33,000,000	0.49	0.51	356,000,000	544,000
Probable	3,000,000	0.42	0.43	27,000,000	40,000

Proved + Probable	48,000,000	0.45	0.48	473,000,000	735,000

Notes:

(1)                                 The ore reserves for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM, at MAA who is a qualified person under NI 43-101 and a competent person under the JORC Code. The ore reserves are classified as “Proved” and “Probable,” and are based on the JORC Code.

(2)                                 Ore reserves are based on a life-of-mine production schedule generated from pit optimization studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.27%, with the equivalent grade taking into appropriate dilution factors and metallurgical recoveries, and using commodity prices of $1.00 per pound of copper and $400 per ounce of gold.

(3)                                 Numbers may not add due to rounding.

The following table sets forth the estimated mineral resources for Northern Orion’s 12.5% interest in the Alumbrera mine as of December 31, 2006:

Measured and Indicated Mineral Resources (1)(2)

		Grade		Contained Metal
Category	Tonnes	Copper	Gold	Copper	Gold
		(%)	(grams per tonne)	(pounds)	(ounces)

Measured	2,500,000	0.37	0.36	20,000,000	29,000
Indicated	—	—	—	—	—

Measured + Indicated	2,500,000	0.37	0.36	20,000,000	29,000

Notes:

(1)                                 The mineral resources for the Alumbrera Mine set out in the table above have been estimated by Luis Rivera, AusIMM, at MAA who is a qualified person under NI 43-101 and a competent person under the JORC Code. The mineral resources are classified as “Measured” and “Indicated,” and are based on the JORC Code.

(2)                                 Mineral resources are not known with the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

Ore Reserves and Mineral Resources at the Agua Rica Project

All ore reserves and mineral resources provided herein in respect of the Agua Rica project are estimated using NI 43-101 and are derived from the Feasibility Study Update Report prepared by Hatch Ltd. entitled “Agua Rica Independent Technical Report NI 43-101” dated December 10, 2006.

The following three tables set forth the estimated mineral resources for Northern Orion’s 100% interest in the Agua Rica project as of December 31, 2006.

Agua Rica Blocks Classed “Measured” - February 2006 Estimate

	Tonnes	Grade > Cut-off
Cut-off	> Cut-off	Cu	Mo	Au	Ag	As	Pb	Zn
Cu (%)	(tonnes)	(%)	(%)	(g/t)	(g/t)	(ppm)	(ppm)	(ppm)
0.20	412,000,000	0.56	0.034	0.24	3.6	139	354	782
0.40	269,000,000	0.69	0.037	0.28	3.7	145	330	676
0.70	93,000,000	1.00	0.039	0.34	3.6	126	277	409
1.00	34,000,000	1.32	0.038	0.38	3.9	106	327	373

Agua Rica Blocks Classed “Indicated” – February 2006 Estimate

Cut- off	Tonnes	Grade > Cut-off
Cu	> Cut-off	Cu	Mo	Au	Ag	As	Pb	Zn
(%)	(tonnes)	(%)	(%)	(g/t)	(g/t)	(ppm)	(ppm)	(ppm)
0.20	698,000,000	0.42	0.032	0.19	3.2	121	267	644
0.40	317,000,000	0.57	0.036	0.24	3.3	142	287	662
0.70	49,000,000	0.89	0.033	0.36	3.2	121	240	388
1.00	9,000,000	1.25	0.031	0.41	4.1	83	304	312

Agua Rica Blocks Classed “Inferred” - February 2006 Estimate

Cut- off	Tonnes	Grade > Cut-off
Cu	> Cut-off	Cu	Mo	Au	Ag	As	Pb	Zn
(%)	(tonnes)	(%)	(%)	(g/t)	(g/t)	(ppm)	(ppm)	(ppm)
0.20	651,000,000	0.34	0.034	0.12	2.3	75	100	373
0.40	187,000,000	0.50	0.049	0.14	2.0	60	61	204
0.70	4,000,000	0.77	0.037	0.19	2.6	135	126	328

Notes:

(1)                                 Mineral resources were prepared under the supervision of Gary Giroux and Callum Grant, both qualified persons under NI 43-101

Mineral Reserves

A single cut-off criteria was used to discriminate ore from waste based on the NSR dollar per tonne block value. This cut-off is applied prior to determining the contact or external dilution, as the case would be for actually mining to a grade control limit. After dilution is determined, the NSR is again calculated, but the same volume of material is assumed to be mined. For the Agua Rica pits, the cut-off applied is $3.74 per tonne.  The selection of this cut-off level was based on recovery of processing, general and administration and other costs which were not included in the initial NSR block calculation.

Elevated cut-off grades would normally be beneficial to an operation.  There is minimal space to stockpile material below this elevated cut-off, and the waste crushing and conveying system is operating at maximum capacity for much of the initial mine life. For this reason, optimized or elevated cut-offs have not been utilized for this study. However, since the ore crusher and conveyor has spare capacity, stockpiling of lower grade material at Campo El Arenal does warrant further study if material handling systems can be modified to allow for this.

The following table contains the proven and probable mineral reserves.

Proven and Probable Mineral Reserves as of October 2006

	Tonnes	NSR	Cu	Mo	Au	Ag	As	Zn	Pb
	(x1000)	$/t	%	%	g/t	g/t	ppm	ppm	ppm
Proven	331,120	11.23	0.57	0.034	0.26	3.86	138	836	386
Probable	399,568	9.25	0.47	0.031	0.22	3.39	125	708	335
Total Proven and Probable	730,688	9.85	0.50	0.033	0.23	3.64	131	799	361

Notes:

(1)                                 $1.10/lb Cu, $425/oz Au, $6.00/lb Mo and $5.50/oz Ag prices used.

(2)                                 Other metallurgical recoveries, smelter terms, and penalties as listed elsewhere in this report.

(3)                                 Reserves prepared under the supervision of Gerrit Vos, P.Eng. a qualified person under NI 43 101.

The proven reserves listed above are the part of the measured resource area that falls within the economic pit design; the probable reserves are the part of the indicated resource area that falls within the economic pit design.  The economic pit design was based only on measured and indicated resources, and inferred resources were treated as waste.

This reserve has a life-of-mine average waste: ore strip ratio of 2.13:1, including waste from access and facility development.  The operating strip ratio is 1.89:1 when excluding this pre-production development work.

See “Information Concerning Yamana on a Current Basis and the Combined Company on a Pro Forma Basis” in this Circular for current and pro forma business, financial and share capital information relating to Yamana and the Combined Company.

Risk Factors

Northern Orion Shareholders should carefully consider the risk factors set forth in Northern Orion’s AIF for the year ended December 31, 2006, which is incorporated by reference in this Circular, as well as the risk factors associated with the Arrangement described under “Risk Factors” above in this Circular.

Available Information

Northern Orion files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

Interests of Experts of Yamana and Northern Orion

Except as otherwise referred to herein, reference should be made to the section entitled “Interest of Experts” set out in each of the Yamana AIF and the Northern Orion AIF which are each incorporated by reference in this Circular. With respect to the mineral resource and reserve estimates for C-1 Santa Luz, and the inferred mineral resource estimates for the Chapada Project, in each case as set forth in the Yamana AIF, Evandro Cintra, P. Geo, Vice President, Exploration of Yamana, has reviewed such estimates as a “qualified person” under NI 43-101.

Deloitte & Touche LLP is the auditor of Yamana and is independent of Yamana within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

The audited consolidated financial statements of Viceroy as at December 31, 2005 and 2004 and for each of the years in the two-year period ended December 31, 2005, included in the Business Acquisition Report filed in connection with the acquisition of Viceroy parts of which are incorporated by reference in this Circular, have been audited by PricewaterhouseCoopers LLP, which firm was independent of Viceroy at the date of issuance of its audit report.

The audited consolidated financial statements of DSM as at December 31, 2005 and 2004 and for the twelve-month period ended December 31, 2005 and the sixteen-month period ended December 31, 2004, incorporated by reference in this Circular, have been audited by McGovern, Hurley, Cunningham, LLP, which firm was independent of DSM at the date of issuance of its audit report.

DIRECTORS’ APPROVAL

The contents and the sending of the Notice of Meeting and this Circular have been approved by the Northern Orion Board.

DATED: July 20, 2007

ON BEHALF OF
THE BOARD OF DIRECTORS
OF NORTHERN ORION

(signed)	DAVID COHEN
President and Chief Executive Officer

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice and Information Circular (the “Circular”) of Northern Orion Resources Inc. (the “Company”) dated July 20, 2007 relating to the Arrangement between the Company and Yamana Gold Inc. (“Yamana”)  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the inclusion in the above-mentioned Circular of our report to the shareholders of Yamana on the consolidated balance sheets of Yamana as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years ended December 31, 2006 and 2005 and the ten-month period ended December 31, 2004. Our report is dated March 26, 2007.

Signed “DELOITTE & TOUCHE LLP”
Chartered Accountants

Vancouver, Canada
July 23, 2007

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Notice and Information Circular (the “Circular”) of Northern Orion (the “Company”) dated July 20, 2007 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Yamana Gold Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Viceroy Exploration Ltd. on the consolidated balance sheets of Viceroy Exploration Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the two year period ended December 31, 2005. Our report is dated March 10, 2006.

Signed “ PRICEWATERHOUSECOOPERS LLP”
Chartered Accountants

Vancouver, British Columbia
July 23, 2007

CONSENT OF McGOVERN, HURLEY, CUNNINGHAM, LLP

CONSENT OF AUDITORS

We have read the Notice and Information Circular (the Circular) of Northern Orion Resources Inc. (“Northern Orion”) dated July 20, 2007 relating to the special meeting of shareholders of Northern Orion to approve an arrangement among Northern Orion, its shareholders and Yamana Gold Inc. (“Yamana”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Desert Sun Mining Corp. (“DSM”) on the consolidated balance sheets of DSM as at December 31, 2005 and 2004 and the consolidated statements of shareholders’ equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003.  Our report is dated February 21, 2006.

MCGOVERN, HURLEY, CUNNINGHAM LLP

Signed “MCGOVERN, HURLEY, CUNNINGHAM LLP”

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
July 23, 2007

APPENDIX A ARRANGEMENT RESOLUTION

RESOLVED as a special resolution that:

1.                                       the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Appendix C to the Information Circular of Northern Orion Resources Inc. (“Northern Orion”) accompanying the Notice of Meeting is authorized and approved;

2.                                       the board of directors of Northern Orion, without further notice to or approval of the shareholders of Northern Orion, may, in accordance with the terms of the Arrangement, elect not to proceed with the Arrangement or otherwise give effect to the special resolution, at any time prior to the Arrangement becoming effective; and

3.                                       any one or more of the director and officers of Northern Orion be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Northern Orion or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

A-1

APPENDIX B PRO FORMA FINANCIAL STATEMENTS OF YAMANA

TABLE OF CONTENTS

Page
PRO FORMA CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2007	B-2

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007	B-4

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006	B-5

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	B-6 – B-13

SCHEDULES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	B-14 – B-16

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars)

			Initial	Initial			Yamana
	Yamana	Northern Orion	Pro forma	Yamana	Meridian	Pro forma	consolidated
	Gold Inc.	Resources Inc.	adjustments	pro forma	Gold Inc.	adjustments	pro forma
	$	$	$	$	$	$	$
			(Note 6 (a))			(Note 6 (b))
Assets
Current assets
Cash and cash equivalents	69,808	230,005	—	299,813	102,100	(189,171)	212,742
Short term investments	—	—	—	—	96,100	—	96,100
Restricted cash	—	—	—	—	13,800	—	13,800
Accounts receivable	49,481	—	—	49,481	6,600	—	56,081
Advances and deposits	29,592	502	—	30,094	—	—	30,094
Inventory	61,035	—	—	61,035	8,900	—	69,935
Income taxes recoverable	3,017	—	—	3,017	500	—	3,517
Marketable securities	—	980	—	980	—	—	980
Derivative related assets	4,926	—	—	4,926	—	—	4,926
Other current assets	—	581	—	581	17,600	—	18,181
	217,859	232,068	—	449,927	245,600	(189,171)	506,356

Property, plant and equipment	358,074	206	—	358,280	—	—	358,280
Assets under construction	194	—	—	194	—	—	194
Mineral properties	1,517,393	116,514	1,220,367	2,854,274	286,900	3,899,614	7,040,788
Available-for-sale securities	25,766	—	—	25,766	—	—	25,766
Share purchase warrants held	582	—	—	582	—	—	582
Other assets	36,413	—	—	36,413	20,500	—	56,913
Future income tax assets	55,794	—	—	55,794	—	—	55,794
Goodwill	55,000	—	—	55,000	—	—	55,000
Restricted cash	—	250	—	250	—	—	250
Equity investment in Minera Alumbrera Ltd.	—	86,523	—	86,523	—	—	86,523
	2,267,075	435,561	1,220,367	3,923,003	553,000	3,710,443	8,186,446

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars)

			Initial	Initial			Yamana
	Yamana	Northern Orion	Pro forma	Yamana	Meridian	Pro forma	consolidated
	Gold Inc.	Resources Inc.	adjustments	pro forma	Gold Inc.	adjustments	pro forma
	$	$	$	$	$	$	$
			(Note 6 (a))			(Note 6 (b))
Liabilities
Current liabilities
Accounts payable and accrued liabilities	54,955	3,252	17,000	75,207	15,100	17,000	107,307
Income taxes payable	10,823	—	—	10,823	—	—	10,823
Derivative related liabilities	53,358	—	—	53,358	—	—	53,358
Current portion of long-term debt	1,350	—	—	1,350	—	—	1,350
Other current liabilities	—	—	—	—	26,700	—	26,700
	120,486	3,252	17,000	140,738	41,800	17,000	199,538
Long-term liabilities
Asset retirement obligations	20,607	1,178	—	21,785	—	—	21,785
Future income tax liabilities	346,406	23,225	402,721	772,352	23,200	1,364,865	2,160,417
Long-term liabilities	17,442	—	—	17,442	106,200	100,000	223,642
Royalty and net proceeds interest payable	—	12,946	—	12,946	—	—	12,946
	504,941	40,601	419,721	965,263	171,200	1,481,865	2,618,328

Non-controlling interest	—	—	—	—	15,300	—	15,300

Shareholders’ equity
Capital stock
Common stock	1,699,044	294,078	658,610	2,651,732	402,600	2,192,478	5,246,810
Warrants	72,981	11,329	196,186	280,496	—	—	280,496
Additional paid-in capital including contributed surplus	45,514	11,941	23,462	80,917	8,100	(8,100)	80,917
Accumulated other comprehensive income	787	(2,988)	2,988	787	54,700	(54,700)	787
(Deficit) retained earnings	(56,192)	80,600	(80,600)	(56,192)	(98,900)	98,900	(56,192)
	1,762,134	394,960	800,646	2,957,740	366,500	2,228,578	5,552,818
	2,267,075	435,561	1,220,367	3,923,003	553,000	3,710,443	8,186,446

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Three month period ended March 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

			Initial	Initial			Yamana
	Yamana	Northern Orion	Pro forma	Yamana	Meridian	Pro forma	consolidated
	Gold Inc.	Resources Inc.	adjustments	pro forma	Gold Inc.	adjustments	pro forma
	$	$	$	$	$	$	$
						(Note
						6 (b) vi)
Sales	145,133	—	—	145,133	66,400	—	211,533

Cost of sales	(58,174)	—	—	(58,174)	(20,800)	—	(78,974)
Depreciation, amortization and depletion	(10,254)	—	—	(10,254)	(8,300)	—	(18,554)
Accretion of asset retirement obligation	(330)	—	—	(330)	—	—	(330)
Mine operating earnings	76,375	—	—	76,375	37,300	—	113,675

Corporate administration	(8,258)	(747)	—	(9,005)	(4,300)	—	(13,305)
Property maintenance and exploration	—	(615)	—	(615)	(6,000)	—	(6,615)
Professional and consulting	—	(511)	—	(511)	—	—	(511)
Other	—	—	—	—	2,700	—	2,700
Foreign exchange (loss) gain	(1,419)	944	—	(475)	—	—	(475)
Loss on impairment of mineral properties	(1,821)	—	—	(1,821)	—	—	(1,821)
Non-production costs during business interruption	(6,024)	—	—	(6,024)	—	—	(6,024)
Stock-based compensation	(425)	—	—	(425)	—	—	(425)
Operating earnings (loss)	58,428	(929)	—	57,499	29,700	—	87,199

Investment and other business income	935	2,523	—	3,458	2,300	—	5,758
Equity earnings of Minera Alumbrera Ltd.	—	7,931	—	7,931	—	—	7,931
Interest expense	(2,387)	—	—	(2,387)	—	(1,875)	(4,262)
Unrealized loss on derivatives	(8,769)	—	—	(8,769)	—	—	(8,769)

Earnings before income taxes expense	48,207	9,525	—	57,732	32,000	(1,875)	87,857
Income tax expense	(20,781)	—	—	(20,781)	(13,100)	550	(33,331)
Net earnings	27,426	9,525	—	36,951	18,900	(1,325)	54,526

Earnings per share (Note 7)
Basic	0.08			0.08			0.08
Diluted	0.07			0.08			0.08

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars except per share amounts)

	Adjusted		Initial	Initial				Yamana
	Yamana	Northern Orion	pro forma	Yamana	Meridian		Pro forma	consolidated
	Gold Inc.	Resources Inc.	adjustments	pro forma	Gold Inc.		adjustments	pro forma
	$	$	$	$	$		$	$
	(Schedule 1)						(Note 6)

Sales	178,692	—	—	178,692	240,000		—	418,692

Cost of sales	(106,130)	—	—	(106,130)	(76,100)		—	(182,230)
Depreciation, amortization and depletion	(37,320)	—	—	(37,320)	(28,100)		—	(65,420)
Accretion of asset retirement obligation	(636)	—	—	(636)	—		—	(636)
Mine operating earnings	34,606	—	—	34,606	135,800		—	170,406

Corporate administration	(28,606)	(2,777)	—	(31,383)	(22,700)		—	(54,083)
Take-over bid expenses	(4,054)	—	—	(4,054)	—		—	(4,054)
Property maintenance and exploration	—	(1,825)	—	(1,825)	(26,600)		—	(28,425)
Professional and consulting	—	(2,087)	—	(2,087)	—		—	(2,087)
Foreign exchange gain	5,216	122	—	5,338	—		—	5,338
Loss on impairment of mineral properties	(3,675)	—	—	(3,675)	(4,600)		—	(8,275)
Stock-based compensation	(45,042)	(5,165)	—	(50,207)	—		—	(50,207)
Operating (loss) earnings	(41,555)	(11,732)	—	(53,287)	81,900		—	28,613

Investment and other business income	7,423	7,846	—	15,269	12,300		—	27,569
Equity earnings of Minera Alumbrera Ltd.	—	93,167	—	93,167	—		—	93,167
Interest expense	(28,935)	—	—	(28,935)	—	(b)(vi)	(7,500)	(36,435)
Unrealized loss on derivatives	(35,773)	—	—	(35,773)	—		—	(35,773)
Loss arising from assets sold	(2,186)	—	—	(2,186)	—		—	(2,186)
Write-off of other receivables and other business loss	(12,299)	(500)	—	(12,799)	—		—	(12,799)

(Loss) earnings before income taxes	(113,325)	88,781	—	(24,544)	94,200		(7,500)	62,156
Income tax recovery (expense)	25,941	(2,000)	—	23,941	(45,600)		2,000	(19,659)
Net (loss) earnings	(87,384)	86,781	—	(603)	48,600		(5,500)	42,497

(Loss) earnings per share (Note 7)
Basic	(0.26)			(0.00)				0.07
Diluted	(0.26)			(0.00)				0.06

YAMANA GOLD INC.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007

(Unaudited)

(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.             Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisitions of Meridian Gold Inc. (“Meridian”) and Northern Orion Resources Inc. (“Northern Orion”) by Yamana Gold Inc. (“Yamana”). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the proposed transactions and recent acquisitions completed by Yamana pursuant to the assumptions described in Note 6 to these pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at March 31, 2007 gives effect to the proposed transactions by Yamana as if they had occurred as of March 31, 2007. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 and for the year ended December 31, 2006 give effect to the proposed transactions and recent acquisitions completed by Yamana as if they were completed on January 1, 2006.

The pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed transaction had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. The pro forma consolidated financial statements do not reflect any special items such as payments pursuant to change of control provisions or integration costs or operating synergies that may be incurred as a result of the acquisitions.

The pro forma adjustments and allocations of the purchase price for Northern Orion and Meridian are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocations will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisitions. In addition, the allocations of the purchase price for recently completed acquisitions by Yamana are based in part on preliminary estimates of the fair values of the respective assets acquired and liabilities assumed and are open for subsequent adjustment based on valuations to be completed at a later date. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited pro forma consolidated financial statements.

In compiling the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations, the following historical information, that was prepared in accordance with Canadian GAAP, was used:

(a)                                  the unaudited consolidated balance sheet of Yamana as at March 31, 2007, and the unaudited consolidated statement of operations for the period from January 1, 2007 to March 31, 2007;

(b)                                 the unaudited consolidated balance sheet of Northern Orion as at March 31, 2007, and the unaudited consolidated statement of operations for the period from January 1, 2007 to March 31, 2007;

(c)                                  the unaudited consolidated balance sheet of Meridian as at March 31, 2007, and the unaudited consolidated statement of operations for the period from January 1, 2007 to March 31, 2007;

(d)                                 the audited consolidated financial statements of Yamana for the year ended December 31, 2006;

(e)                                  the audited consolidated financial statements of Northern Orion for the year ended December 31, 2006;

(f)                                    the audited consolidated financial statements of Meridian for the year ended December 31, 2006;

(g)                                 the unaudited consolidated statement of operations of Desert Sun Mining Corporation (“DSM”) for the period from January 1, 2006 to March 31, 2006; and

(h)                                 the unaudited consolidated statement of operations of Viceroy Exploration Ltd. (“Viceroy”) for the period from January 1, 2006 to September 30, 2006.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations should be read in conjunction with the March 31, 2007 unaudited interim consolidated financial statements and the December 31, 2006 audited consolidated financial statements including the notes thereto, as listed above.

The accounting policies used in the compilation are set out in Yamana’s consolidated financial statements for the year ended December 31, 2006. While management believes that accounting policies of Northern Orion and recently acquired entities are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed acquisition. Management has not had the opportunity to assess the impact, if any, of Meridian accounting policy differences with those of Yamana. Accounting policy differences may be identified upon consummation of the proposed acquisition.

2.             Conversion of historical financial statements to U.S. dollars

The unaudited pro forma consolidated financial statements are presented in U.S. dollars and, accordingly, Viceroy’s unaudited statement of operations for the nine months ended September 30, 2006 and for the period from October 1, 2006 to October 13, 2006, and DSM’s unaudited statement of operations for the three months ended March 31, 2006 were converted from Canadian dollars to U.S. dollars using the average exchange rate for each period.

The exchange rates used for conversion to U.S. dollars from Canadian dollars are as follows:

$
As at June 27, 2007	1.0705
Average for the nine months ended September 30, 2006	1.1327
Average for the period from October 1, 2006 to October 13, 2006	1.1277
Average for the three months ended March 31, 2006	1.1546

3.             Acquisition of Meridian

On June 27, 2007, Yamana announced a proposal to acquire all the outstanding common shares of Meridian (the “Offer”). Under the Offer, the shareholders of Meridian will receive 2.235 Yamana shares plus $2.94 (Cdn$3.15) in cash. Based on a volume adjusted share price of $11.39 (Cdn$12.19), determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of announcement, the purchase price equates to total consideration of $28.40 (Cdn$30.39) per share. As at March 31, 2007, there were 101,152,948 common shares of Meridian outstanding.

The business combination, if completed, will be accounted for as a purchase transaction with Yamana as the acquirer of Meridian. Yamana is not making an offer to acquire or substitute any options outstanding to acquire common shares of Meridian (“Meridian options”). For purposes of these pro forma financial statements it has been assumed that all Meridian options are exercised prior to the closing date and that Yamana will acquire the Meridian shares issued pursuant to the exercise of the Meridian options under the Offer.

The fair value of the net assets of Meridian to be acquired pursuant to the Offer will ultimately be determined at the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Meridian shares (226,076,839 Yamana common shares)	2,574,189
Yamana shares issuable on exercise of Meridian options (1,834,555 Yamana common shares)	20,889
Cash consideration (including cash of $2,415 payable due to exercise of Meridian options)	300,063
Estimated transaction costs	17,000
Purchase consideration	2,912,141

The purchase price was allocated as follows:

$
Net working capital acquired (including cash of $102.1 million)	214,692
Mineral property, plant and equipment, net	4,186,514
Other long-term assets	20,500
Long-term liabilities	(106,200)
Future income taxes	(1,388,065)
Non-controlling interest	(15,300)
2,912,141

For the purposes of the pro forma financial statements, the excess of $3,899,614 of the purchase price over the carrying value of the assets acquired and the liabilities assumed has been allocated to mineral properties.

4.             Acquisition of Northern Orion

Also on June 27, 2007, Yamana announced that it had entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion. Under the proposed transaction, the shareholders of Northern Orion will receive 0.543 of a Yamana common share for each Northern Orion common share outstanding. As at June 27, 2007, there were 154,087,161 common shares of Northern Orion outstanding. The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.39 (Cdn$12.19).

Northern Orion must pay a termination fee (break fee) of Cdn$35 million or Cdn$50 million to Yamana in the event that certain circumstances or events lead to the non-completion of the Arrangement. Details of the conditions that would give rise to the obligation to pay a termination fee are included elsewhere in the circular.

The business combination, if completed, will be accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion. Yamana will also exchange all outstanding options and share purchase warrants of Northern Orion for similar securities of Yamana which, for purposes of these pro forma consolidated financial statements, have been assumed to be at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543. The fair value of the net assets of Northern Orion to be acquired will ultimately be determined at the closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Northern Orion shares (83,669,328 Yamana common shares)	952,688
Fair value of options and warrants acquired	242,918
Estimated transaction costs	17,000
Purchase consideration	1,212,606

The purchase price was allocated as follows:

$
Net working capital acquired (including cash of $230.0 million)	229,066
Property plant and equipment, net	206
Mineral properties and other assets	1,336,881
Equity investment in Minera Alumbrera Ltd.	86,523
Long-term liabilities	(14,124)
Future income tax liability at 33%	(425,946)
1,212,606

For the purposes of the pro forma financial statements, the excess of $1,220,367 of the purchase price over the carrying value of the assets acquired and the liabilities assumed has been allocated to mineral properties.

5.             Recent acquisition of DSM and Viceroy by Yamana

(a)          Acquisition of DSM

On April 5, 2006, Yamana completed the acquisition of DSM which owns the Jacobina gold mine in the Bahia state of Brazil. Total consideration paid was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and substitution of issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share or equivalent.

Yamana has consolidated the results of operations from the Jacobina mine from the date of acquisition.

The purchase price was calculated as follows:

$
Common shares issued to acquired 100% of DSM (63,746,381 Yamana common shares)	534,852
Fair value of options and warrants issued	92,658
Transaction costs	3,094
Shares issued for employee severance (174,068 common shares)	1,361
Purchase consideration	631,965

The purchase price was allocated as follows:

$
Net working capital acquired (including cash of $18.1 million)	26,944
Property plant and equipment, net	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Long-term liabilities	(6,954)
Future income taxes , net	(133,078)
Net identifiable assets	576,965
Residual purchase price allocated to goodwill	55,000
631,965

As a result of this acquisition, the unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 have been adjusted to include operations of DSM for the three month period ended March 31, 2006.

(b)          Acquisition of Viceroy

On October 14, 2006, the Company acquired approximately 95% of the outstanding common shares of Viceroy. The Company offered Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Subsequently, the Company commenced and completed the compulsory acquisition of the remaining Viceroy common shares not already owned at the same ratio of 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share or equivalent. Total consideration paid was approximately $549.1 million. Yamana has consolidated the results of operations from October 13, 2006.

The business combination was accounted for as a purchase transaction with Yamana as acquirer of Viceroy. The preliminary purchase price allocation is subject to change and is summarized as follows:

$
Purchase of Viceroy shares (52,542,397 Yamana common shares)	509,842
Fair value of options and warrants issued	35,230
Estimated transaction costs	4,075
Purchase consideration	549,147

The purchase price was allocated as follows:

$
Net working capital acquired	53,881
Property plant and equipment, net	1,666
Mineral properties	661,094
Other assets	2,794
Future income tax liability at 30%	(170,288)
549,147

6.             Effect of transactions on the consolidated pro forma financial statements

The pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)          Northern Orion assumptions

(i)                                     The assumption that Yamana acquires 100% of the outstanding common shares of Northern Orion as a result of the transaction;

(ii)                                  The assumption that, as at June 27, 2007, 12,567,500 stock options and 56,571,850 share purchase warrants of Northern Orion were outstanding and were exchanged for 6,824,153 stock options and 30,718,515 share purchase warrants of Yamana with fair values of $35,403 and $207,515, respectively. We have assumed that all options vest immediately upon completion of the transaction;

(iii)                               There has been no depletion adjustment calculated on the excess of the purchase price over the assets acquired as the allocation of the fair value adjustment is not known and cannot be estimated at this time; and

(iv)                              The cash component of the Northern Orion acquisition is approximately $215 and has not been reflected in these pro forma financial statements.

(b)          Meridian assumptions

(i)                                     The assumption that Yamana acquires 100% of the outstanding common shares of Meridian as a result of the transaction;

(ii)                                  The assumption that all of the stock options of Meridian that were outstanding are exercised and converted into Meridian common shares which are acquired by Yamana pursuant to the Offer;

(iii)                               The pro forma consolidated financial statements include information from the financial statements of Meridian as at March 31, 2007 and for the three months ended March 31, 2007 and the year ended December 31, 2006. It has been assumed that asset classifications are consistent with those used by Yamana in their presentation;

(iv)                              It has been assumed that Meridian’s accounting policies conform to those of Yamana;

(v)                                 There has been no depletion adjustment calculated on the excess of the purchase price over the assets acquired as the allocation of the fair value adjustment is not known and cannot be estimated at this time; and

(vi)                              It has been assumed that Yamana financed the cash component of the Offer for Meridian by drawing down $100 million of a revolving line of credit and by utilizing $200 million of cash acquired from Northern Orion. Interest expense of $1,875 and $7,500 for the periods ended March 31, 2007 and December 31, 2006 respectively have been included in the pro forma financial statements.

(c)           Viceroy and DSM assumptions

(i)                                     Including operating expenses for Viceroy for the period from October 1 to October 13, 2006;

(ii)           Depreciation, amortization and depletion expense

It is assumed that the addition to mineral properties related to the excess of the purchase price over the assets acquired of DSM would be amortized on a unit-of-production basis over the proven, probable and possible reserves. In relation to DSM, the additional amortization for year ended December 31, 2006 would be $2,371; and

(iii)          Tax effect

The tax effect of the additional mineral property amortization of DSM above for the year ended December 31, 2006 would be a pro forma recovery of $806.

(d)          Other assumptions

(i)                                     Transaction costs of Northern Orion, estimated to be in the amount of $22 million, have not been given effect in these pro forma financial statements. Yamana has no knowledge of the costs incurred by Meridian with respect to this transaction.

7.             Yamana shares outstanding and loss per share

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	March 31, 2007	December 31, 2006
Basic
Weighted average shares outstanding for the period	352,674,000	276,617,000
Issued to acquire Viceroy	—	41,742,000
Issued to acquire DSM	—	16,822,000
Weighted average pro forma shares of Yamana	352,674,000	335,181,000
Issued to acquire Northern Orion	83,669,330	83,669,330
	436,343,330	418,850,330
Issued to acquire Meridian	227,911,395	227,911,395
Pro forma weighted average shares of Yamana	664,254,725	646,761,725

	March 31, 2007	December 31, 2006
Diluted
Weighted average pro forma shares of Yamana	352,674,000	335,181,000
Effect of Yamana options and warrants	14,647,957	11,967,500
Issued to acquire Northern Orion	83,669,330	83,669,330
Effect of Northern Orion options and warrants	18,414,423	18,414,423
	469,405,710	449,232,253
Issued to acquire Meridian	227,911,395	227,911,395
	697,317,105	677,143,648

YAMANA GOLD INC.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS OF YAMANA GOLD INC.

Adjusted for recent acquisitions

Year ended December 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars)

Schedule 1

	Yamana Gold Inc.	Desert Sun Mining Corp.	Viceroy Exploration Ltd.	Pro forma adjustments	Adjusted Yamana Gold Inc.
	$	$	$	$	$
		(3 months) (Schedule 2)	(9 months) (Schedule 3)	(Note 6 (c))

Sales	169,206	9,486	—	—	178,692
Cost of sales	(100,004)	(6,126)	—	—	(106,130)
Depreciation, amortization and depletion	(33,510)	(1,403)	(30)	(2,377)	(37,320)
Accretion of asset retirement obligation	(636)	—	—	—	(636)
Mine operating earnings (loss)	35,056	1,957	(30)	(2,377)	34,606

Corporate administration	(24,350)	(1,995)	(1,693)	(568)	(28,606)
Take-over bid expenses	—	—	(1,230)	(2,824)	(4,054)
Foreign exchange gain (loss)	343	4,884	(20)	9	5,216
Loss on impairment of mineral properties	(3,675)	—	—	—	(3,675)
Stock-based compensation	(41,099)	(1,542)	(2,401)	—	(45,042)
Operating (loss) earnings	(33,725)	3,304	(5,374)	(5,760)	(41,555)

Investment and other business income	5,328	245	1,638	212	7,423
Interest expense	(28,846)	(89)	—	—	(28,935)
Unrealized loss on commodity contracts	(35,773)	—	—	—	(35,773)
Loss arising from assets sold	(2,186)	—	—	—	(2,186)
Write-off of other receivables and other business loss	—	(12,299)	—	—	(12,299)

Loss before income taxes	(95,202)	(8,839)	(3,736)	(5,548)	(113,325)
Income tax recovery	25,039	96	—	806	25,941
Net loss	(70,163)	(8,743)	(3,736)	(4,742)	(87,384)

YAMANA GOLD INC.

STATEMENT OF OPERATIONS OF DESERT SUN MINING CORP.

Three month period ended March 31, 2006

(Expressed in thousands of dollars)

Schedule 2

	As reported Cdn$	US$
		(Note 2)

Sales	10,953	9,486
Cost of sales	(7,074)	(6,126)
Depreciation, amortization and depletion	(1,620)	(1,403)
Mine operating earnings	2,259	1,957

Corporate administration	(2,304)	(1,995)
Foreign exchange gain	5,639	4,884
Stock-based compensation	(1,780)	(1,542)
Operating earnings	3,814	3,304

Investment and other business income	283	245
Interest expense	(103)	(89)
Write-off of other receivables and other business loss	(14,201)	(12,299)

Loss before income taxes	(10,207)	(8,839)
Income tax recovery	111	96
Net loss	(10,096)	(8,743)

YAMANA GOLD INC.

STATEMENT OF OPERATIONS OF VICEROY EXPLORATION LTD.

Nine month period ended September 30, 2006

(Unaudited)

(Expressed in thousands of dollars)

Schedule 3

	Cdn$	US$
		(Note 2)

Depreciation, amortization and depletion	(33)	(30)

Corporate administration	(1,918)	(1,693)
Take-over bid expenses	(1,394)	(1,230)
Foreign exchange loss	(23)	(20)
Stock-based compensation	(2,720)	(2,401)

Operating loss	(6,088)	(5,374)
Investment and other business income	1,856	1,638
Net loss for the period	(4,232)	(3,736)

APPENDIX C PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1                                      Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)                                  “Affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)                                 “Amalco” means the corporation continuing from the Amalgamation;

(c)                                  “Amalco Common Shares” means the common shares of Amalco;

(d)                                 “Amalgamating Corporations” means Yamana Subco and Northern Orion collectively;

(e)                                  “Amalgamation” has the meaning ascribed thereto in subsection 3.1(f) of this Plan of Arrangement;

(f)                                    “Amalgamation Application” means the amalgamation application in the form prescribed by the BCBCA regarding the Amalgamation, including the articles of Yamana Subco which, pursuant to the Amalgamation, are to be the articles of Amalco;

(g)                                 “Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(h)                                 “BCBCA” means the Business Corporations Act (British Columbia);

(i)                                     “Business Combination Agreement” means the business combination agreement dated as of July 19, 2007 between Yamana and Northern Orion, as amended, amended and restated or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(j)                                     “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(k)                                  “Canadian Resident” means a beneficial owner of Northern Orion Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(l)                                     “Certificate of Amalgamation” means the certificate of amalgamation giving effect to the Amalgamation, issued by the Registrar pursuant to section 296 and subsection 281(a) of the BCBCA;

(m)                               “Converted Yamana Option” shall have the meaning ascribed thereto in subsection 3.1(c) hereof;

(n)                                 “Court” means the Supreme Court of British Columbia;

(o)                                 “Depositary” means CIBC Mellon Trust Company or any other trust company, bank or financial institution agreed to in writing between Yamana and Northern Orion for the purpose of, among other things, exchanging certificates representing Northern Orion Common Shares for Yamana Common Shares in connection with the Arrangement;

(p)                                 “Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Northern Orion Common Shares to exercise the right of dissent in respect of such Northern Orion Common Shares in connection with the Arrangement, as modified by Article 5 hereof, the Interim Order and the Final Order;

(q)                                 “Dissenting Shareholder” means a registered holder of Northern Orion Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their Northern Orion Common Shares;

(r)                                    “Effective Date” means the date designated by Yamana and Northern Orion by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

(s)                                  “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(t)                                    “Eligible Holder” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(u)                                 “Eligible Non-Resident” means a beneficial holder of Northern Orion Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Northern Orion Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(v)                                 “Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(w)                               “Former Northern Orion Shareholders” means the holders of Northern Orion Common Shares immediately prior to the Effective Time;

(x)                                   “In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(y)                                 “Interim Order” means the interim order of the Court, including any amendment thereto, made pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(z)                                   “Meeting Date” means the date of the Northern Orion Meeting;

(aa)                            “Northern Orion” means Northern Orion Resources Inc., a company existing under the BCBCA;

(bb)                          “Northern Orion Common Shares” means the issued and outstanding common shares of Northern Orion;

(cc)                            “Northern Orion Employee Options” means an outstanding option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise that was granted in their capacity as an employee, director or officer of Northern Orion;

(dd)                          “Northern Orion Meeting” means the special meeting of the holders of Northern Orion Common Shares held to consider and approve, among other things, the Arrangement;

(ee)                            “Northern Orion Non-Employee Options” means an outstanding option to purchase Northern Orion Common Shares issued pursuant to the Northern Orion Share Option Plan or otherwise that was not granted to a person in their capacity as an employee, director of officer of Northern Orion;

(ff)                                “Northern Orion Options” means collectively the Northern Orion Employee Options and the Northern Orion Non-Employee Options;

(gg)                          “Northern Orion Share Option Plan” means the Incentive Share Purchase Option Plan of Northern Orion effective as of February 23, 2005;

(hh)                          “Northern Orion Warrants” means the Series A and Series B common shares purchase warrants of Northern Orion issued pursuant to indentures dated May 29, 2003, and February 17, 2005, respectively;

(ii)                                  “Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(jj)                                  “Proxy Circular” means the management information circular of Northern Orion prepared for the Northern Orion Meeting;

(kk)                            “Registrar” means the person appointed as Registrar of Companies pursuant to section 400 of the BCBCA;

(ll)                                  “Section 85 Election” shall have the meaning ascribed thereto in subsection 3.2(c);

(mm)                      “Share Exchange Ratio” shall have the meaning ascribed thereto in subsection 3.1(a);

(nn)                          “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(oo)                          “Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(pp)                          “Yamana” means Yamana Gold Inc., a corporation existing under the Canada Business Corporations Act;

(qq)                          “Yamana Common Shares” means the common shares in the authorized share capital of Yamana; and

(rr)                                “Yamana Subco” means 0796937 B.C. Ltd., a wholly-owned subsidiary of Yamana incorporated under the BCBCA.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.2                                      Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3                                      Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4                                      Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5                                      Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6                                      Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Article 2
ARRANGEMENT AGREEMENT

Section 2.1                                      Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Article 3
ARRANGEMENT

Section 3.1                                      Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and be deemed to occur in the following sequence without any further act or formality:

(a)                                  each Northern Orion Common Share held by a Former Northern Orion Shareholder (other than a Dissenting Shareholder or Yamana or any subsidiary of Yamana) shall be transferred to Yamana and in consideration thereof Yamana shall issue Yamana Common Shares on the basis of 0.543 fully paid and non-assessable Yamana Common Shares (the “Share Exchange Ratio”) and $0.001 in cash for each Northern Orion Common Share, subject to Section 3.3, Section 3.4 and Article 6 hereof;

(b)                                 each Northern Orion Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Yamana and Yamana shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register as holders of Northern Orion Common Shares and Yamana shall be recorded as the registered holder of the Northern Orion Common Shares so transferred and shall be the legal owner of such Northern Orion Common Shares;

(c)                                  each Northern Orion Employee Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Yamana Option”) to acquire (on the same terms and conditions as were applicable to such Northern Orion Employee

                                                Option immediately before the Effective Time under the relevant Northern Orion Option Plan under which it was issued and the agreement evidencing the grant except to the extent that such Converted Yamana Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be an employee, director or officer of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date), the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Employee Option immediately prior to the Effective Time and (B) the Northern Orion Share Exchange Ratio.  The exercise price per Yamana Common Share subject to any such Converted Yamana Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Northern Orion Common Share subject to such Northern Orion Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the Converted Yamana Option immediately after the exchange is equal to the In the Money Amount of the exchanged Northern Orion Option immediately before the Effective Time; and

(d)                                 in accordance with the terms of the Northern Orion Warrants and Northern Orion Non-Employee Options, each Northern Orion Warrant and each Northern Orion Non-Employee Option outstanding immediately prior to the Effective Time, shall entitle the holder thereof to receive upon exercise, (on the same terms and conditions as were applicable to such Northern Orion Warrant or Northern Orion Non-Employee Option immediately before the Effective Time except to the extent that the Northern Orion Non-Employee Option will expire on the earlier of the expiry date for such option and one year after the Effective Date if the holder thereof ceases to be a consultant of Northern Orion as of the Effective Date and does not then become an employee, consultant, director or officer of Yamana or a Yamana Material Subsidiary on that date) (i) the number (rounded down to the nearest whole number) of Yamana Common Shares equal to the product of: (A) the number of Northern Orion Common Shares subject to such Northern Orion Warrant or Northern Orion Non-Employee Option, as the case may be, immediately prior to the Effective Time and (B) the Northern Orion Share Exchange Ratio and (ii) Cdn. $0.001 in cash;

(e)                                  Yamana shall transfer all of the Northern Orion Common Shares held by Yamana including the Northern Orion Common Shares acquired pursuant to subsection 3.1(a), to Yamana Subco in exchange for 100 common shares of Yamana Subco;

(f)                                    the capital account maintained by Northern Orion for the Northern Orion Common Shares shall be reduced to $1.00 without any repayment of capital in respect thereof; and

(g)                                 Yamana Subco and Northern Orion shall be amalgamated to form Amalco and continue as one corporation under the BCBCA on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) and:

(i)                     the property of each Amalgamating Corporation shall continue to be the property of Amalco and Amalco shall continue to be liable for the obligations of each Amalgamating Corporation, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options, warrants and debts of each of the Amalgamating Corporations;

(ii)                  an existing cause of action, claim or liability to prosecution is unaffected;

(iii)               a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(iv)              a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco;

(v)                 all issued and outstanding Northern Orion Common Shares shall be cancelled without any repayment of capital in respect thereof; and

(vi)              all issued and outstanding common shares of Yamana Subco shall be cancelled and Yamana shall receive on the Amalgamation one Amalco Common Share for each common share of Yamana Subco previously held.

Section 3.2                                      Post-Effective Time Procedures

(a)                                  On or promptly after the Effective Date, Yamana shall:

(i)             deliver or arrange to be delivered to the Depositary certificates representing the Yamana Common Shares required to be issued to Former Northern Orion Shareholders and the requisite cash required to be paid to Former Northern Orion Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Northern Orion Shareholders for distribution to such Former Northern Orion Shareholders in accordance with the provisions of Article 6 hereof; and

(ii)          cause the Depositary to send to each registered Former Northern Orion Shareholder a letter of transmittal containing instructions for the deposit of certificates for Northern Orion Shares with the Depositary at its principal office in Toronto, Ontario.

(b)                                 Subject to the provisions of Article 6 hereof and upon return of a properly completed letter of transmittal by a registered Former Northern Orion Shareholder, together with certificates representing Northern Orion Shares and such other documents as the Depositary may require, Former Northern Orion Shareholders shall be entitled to receive delivery of the certificates representing the Yamana Common Shares and a cheque for the cash consideration to which they are entitled pursuant to subsection 3.1(a) hereof.

(c)                                  An Eligible Holder whose Northern Orion Common Shares are exchanged for Yamana Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Yamana, within 90 days after the Effective Date, duly completed with the details of the number of Northern Orion Common Shares transferred and the applicable agreed amounts for the purposes of such elections.  Yamana shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Northern Orion Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority).  Neither Northern Orion, Yamana nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Yamana or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)                                 Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Yamana will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.3                                      No Fractional Yamana Common Shares

No fractional Yamana Common Shares shall be issued to Former Northern Orion Shareholders.  The number of Yamana Common Shares to be issued to Former Northern Orion Shareholders shall be rounded up to the nearest whole Yamana Common Share in the event that a Former Northern Orion Shareholder is entitled to a fractional share representing 0.5 or more of a Yamana Common Share and shall be rounded down to the nearest whole Yamana Common Share in the event that a Former Northern Orion Shareholder is entitled to a fractional share representing less than 0.5 of a Yamana Common Share.

Section 3.4                                      Fractional Cash Consideration

Any cash consideration owing to a Former Northern Orion Shareholder shall be rounded up to the next whole cent.

Article 4
AMALCO

Section 4.1                                      Name

The name of Amalco shall be 0796937 B.C. Ltd.

Section 4.2                                      Registered Office

The registered office of Amalco shall be located in the City of Vancouver in the Province of British Columbia and the address of the registered office of Amalco shall be 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Section 4.3                                      Amalgamation Application and Notice of Articles

The Amalgamation Application and Notice of Articles of Amalco shall be as set out in Appendix “I” attached hereto until repealed, amended or altered.

Section 4.4                                      Articles

The articles of Amalco shall be as set out in Appendix “II” attached hereto.

Section 4.5                                      Directors and Officers

(a)                                  First Directors.  The first directors of Amalco immediately following the Amalgamation shall be the persons whose names and prescribed addresses appear below:

Name	Municipality of Residence
Peter Marrone	150 York Street, Suite 1102 Toronto, Ontario M5H 3S5

Charles Main	150 York Street, Suite 1102 Toronto, Ontario M5H 3S5

(b)                                 Initial Officers.  The initial officers of Amalco shall be as follows:

Name	Title
Peter Marrone	President
Charles Main	Vice President & CFO
Jacqueline Jones	Secretary
Betty Soares	Treasurer

Article 5
DISSENT PROCEDURES

Section 5.1                                      Dissent Procedures

Holders of Northern Orion Common Shares may exercise Dissent Procedures with respect to Northern Orion Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Northern Orion by holders who wish to dissent at least two days before the Northern Orion Meeting or any date to which the Northern Orion Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)                                  are ultimately entitled to be paid fair value for their Northern Orion Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Northern Orion Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Yamana; and

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Northern Orion Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Northern Orion Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Yamana, Yamana Subco, Northern Orion, Amalco or any other person be required to recognize holders of Northern Orion Common Shares who exercise Dissent Procedures as holders of Northern Orion Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Northern Orion Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of Northern Orion Common Shares at the Effective Time.

Article 6
DELIVERY OF YAMANA COMMON SHARES

Section 6.1                                      Delivery of Yamana Common Shares

(a)                                  Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Northern Orion Common Shares that were exchanged for Yamana Common Shares in accordance with Section 3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Northern Orion Common Shares formerly represented by such certificate under the BCBCA and the articles of Northern Orion and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Yamana Common Shares that such holder is entitled to receive in accordance with Section 3.1 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)                                 After the Effective Time and until surrendered for cancellation as contemplated by subsection 6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Northern Orion Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Yamana Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 6.2                                      Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Northern Orion Common Shares that were exchanged for Yamana Common Shares and the cash consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Yamana Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the Yamana Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Yamana Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Yamana Common Shares and cheque, give a bond satisfactory to Yamana and the Depositary in such amount as Yamana and the Depositary may direct, or otherwise indemnify Yamana and the Depositary in a manner satisfactory to Yamana and the Depositary, against any claim that may be made against Yamana or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Northern Orion.

Section 6.3                                      Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Yamana Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Northern Orion Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 6.1 or Section 6.2 hereof.  Subject to applicable law and to Section 6.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Yamana Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Yamana Common Shares.

Section 6.4                                      Withholding Rights

Yamana and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Northern Orion Shareholder such amounts as Yamana or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Northern Orion Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 6.5                                      Limitation and Proscription

To the extent that a Former Northern Orion Shareholder shall not have complied with the provisions of Section 6.1 or Section 6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Yamana Common Shares that such Former Northern Orion Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Yamana Common Shares, together with the cash consideration to which such Former Northern Orion Shareholder was entitled, shall be delivered to Yamana by the Depositary and the share certificates shall be cancelled by Yamana, and the interest of the Former Northern Orion Shareholder in such Yamana Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.

Article 7
AMENDMENTS

Section 7.1                                      Amendments to Plan of Arrangement

(a)                                  Yamana and Northern Orion reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Yamana and Northern Orion, (iii) filed with the Court and, if made following the Northern Orion Meeting, approved by the Court, and (iv) communicated to holders or former holders of Northern Orion Common Shares if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Northern Orion at any time prior to the Northern Orion Meeting provided that Yamana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Northern Orion Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Northern Orion Meeting shall be effective only if: (i) it is consented to in writing by each of Yamana and Northern Orion; and (ii) if required by the Court, it is consented to by holders of the Northern Orion Common Shares voting in the manner directed by the Court.

Appendices are not attached for the purposes of distribution of the Circular but will be available at the Meeting.

APPENDIX D FAIRNESS OPINION
GMP Securities L.P. 145 King Street West, Suite 300 Toronto, Ontario MSH U8 Tel: (416) 367-8600 Fax: (416) 943-6160

June 27, 2007

The Board of Directors of

Northern Orion Resources Inc.

1075 West Georgia Street Suite 250

Vancouver, BC, V6C 3C9

To the Board of Directors:

GMP Securities L.P. (“GMP”) understands that Northern Orion Resources Inc. (“Northern Orion” or the “Corporation”) intends to enter into an agreement with Yamana Gold Inc. (“Yamana”) pursuant to which Yamana would acquire, through a court approved plan of arrangement, all of the outstanding common shares of Northern Orion in consideration for the issuance by Yamana to the shareholders of Northern Orion (the “Northern Orion Shareholders”) of 0.543 shares of Yamana for each share of Northern Orion (the “Transaction”). The terms of the Transaction will be more fully described in the definitive agreement to be entered into between Northern Orion and Yamana.

The Corporation requested GMP’s opinion (the “Opinion”) with respect to the fairness, from a financial point of view, of the consideration to be received by the Northern Orion Shareholders under the Transaction, GMP has not been asked to prepare, and has not prepared, a formal valuation of Northern Orion, Yamana or any of their respective securities or assets and the Opinion should not be construed as such.

GMP ENGAGEMENT AND BACKGROUND

GMP was formally engaged by the Board of Directors of Northern Orion pursuant to a letter agreement dated June 27th, 2007 (the “Engagement Agreement”).

Under the terms of the Engagement Agreement, GMP agreed to provide the Corporation with various advisory services in connection with the Transaction including, among other things, the provision of the Opinion.

GMP is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of the Opinion. In addition, GMP is to be reimbursed for its rcasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement. The fees payable to GMP by Northern Orion arising from the Engagement Agreement are not contingent upon the conclusions reached by GMP herein.

CREDENTIALS OF GMP SECURITIES L.P.

GMP is a wholly-owned subsidiary of GMP Capital Corp., a publicly listed company on the Toronto Stock Exchange. GMP has offices in Toronto, Calgary, Montreal, London and Geneva, Switzerland, which provide research, corporate finance advice and services, and engage in trading and investment banking. GMP regularly engages in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engages in market making, underwriting and secondary trading of securities in connection with a

D-1

variety of transactions. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Opinion expressed herein represents the opinion of GMP and the form and content herein have been approved for release by the executive committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

INDEPENDENCE OF GMP

GMP is not an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) (the “Act”) of Northern Orion or Yamana or any of their respective subsidiaries, associates or affiliates and is not an advisor to any person or company other than to Northern Orion with respect to the Transaction.

GMP has not acted as an underwriter for Northern Orion in the past 24 months.  The most recent transaction for which GMP acted for Northern Orion was in February 2005, in respect of which GMP acted as a co-lead underwriter to Northern Orion in connection with a bought deal financing of $125,012,500 of units consisting of one common share and one-half of one common share purchase warrant.

GMP has also acted as an underwriter for Yamana in the past 24 months. The most recent transaction for which GMP acted for Yamana was in May 2006, in respect of which GMP acted as a co-managing underwriter to Yamana in connection with an equity financing of $200,100,000 of common shares.

GMP has not entered into any other agreements or arrangements with Northern Orion or Yamana or any of their affiliates with respect to any future dealings. GMP may however, in the ordinary course of its business, provide financial advisory or investment banking services to Northern Orion, Yamana or any of their respective affiliates from time to time. In addition, in the ordinary course of its business, GMP may actively trade common shares and other securities of the Corporation, as well as securities of Yamana for its own account and for the accounts of GMP clients and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Yamana or their respective associates or affiliates, or with respect to the Transaction.

The fees payable to GMP upon delivery of the Opinion are not contingent upon the conclusions reached by GMP in the Opinion.

SCOPE OF REVIEW

In connection with the Opinion, GMP has reviewed and relied upon, among other things, the following:

1.                                       the most recent draft of the combination agreement between the Corporation and Yamana relating to the Transaction, dated as of June 27, 2007;

2.                                       audited consolidated financial statements of the Corporation as at, and for the years ended, December 31, 2005 and December 31, 2006;

3.                                       audited consolidated financial statements of Yamana as at, and for the years ended, December 31, 2005 and December 31, 2006;

4.                                       unaudited consolidated interim financial statements of the Corporation and Yamana for the periods up to and including March 31, 2007;

5.                                       management’s discussion and analysis of financial condition and results of operations of the Corporation and Yamana for the financial year ended December 31, 2006;

6.             various published research and industry reports for the Corporation and Yamana;

7.                                       public information relating to the business, operations, financial performance and stock trading history of the Corporation and Yamana and other selected public companies considered by GMP to be relevant;

8.                                       press releases issued by the Corporation and Yamana for the last three years that have been filed with the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators;

9.             filings for the last three years submitted by the Corporation and Yamana that are publicly available on SEDAR;

10.                                 publicly available information with respect to other transactions comparable to the Transaction considered by GMP to be relevant;

11.                                 discussions in respect of the business, financial condition and prospects of Northern Orion with certain senior officers, management and directors of Northern Orion;

12.                                 a certificate of the Chief Executive Officer and the Chief Financial Officer of the Corporation dated June 27, 2007 (the “Certificate”); and

13.                                 such other corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate in the circumstances.

GMP has not, to the best of its knowledge, been denied access by the Corporation or Yamana to any information requested.  GMP did not meet with the auditors of the Corporation or Yamana and has assumed the accuracy and fair presentation of the audited and unaudited consolidated financial statements of the Corporation and Yamana, as applicable, the reports of the auditors thereon.

ASSUMPTIONS AND LIMITATIONS

With the Board of Directors’ approval, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Corporation, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof (collectively, the “Information”).  The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information.  Subject to the exercise of professional judgement and except as expressly described herein, GMP has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Chief Executive Officer and the Chief Financial Officer of the Corporation have represented to GMP in the Certificate, among other things, that (i) the Information provided orally by or in the presence of an officer or director of Northern Orion or in writing by Northern Orion or orally or in writing by agents of Northern Orion to GMP relating to the Corporation or the Transaction for the purpose of preparing this Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Act) in respect of the Corporation or the Transaction or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the dates on which the Information was disclosed or provided to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Northern Orion and there is no new material fact which is of a nature as to render any portion of the Information or any part thereof untrue or misleading in any materially adverse respect or which would reasonably be expected to have a material affect on the Opinion.

GMP has assumed that all conditions precedent to the completion of the Transaction can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Transaction can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Transaction are valid and effective, that all required documents will be distributed to the shareholders of the Corporation in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management, officers and directors of the Corporation.  In its analyses and in preparing the Opinion, GMP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or any party involved in the Transaction and, while reasonable under current circumstances, may prove to be incorrect.

The Opinion is not, and should not be construed as, a valuation of Northern Orion or Yamana, or any of the assets or securities thereof. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which shares of the Corporation (before or after completion of the Transaction) may trade at any future date.

The Opinion has been provided solely for the use of the Board of Directors of the Corporation for the purposes of considering the Transaction and may not be used by any other person or relied upon by any other person or for any other purpose without the express prior written consent of GMP.  The Opinion is given as of the date hereof and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to GMP’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Opinion.  Any reference to the Opinion or the engagement of GMP by the Board of Directors of Northern Orion is expressly prohibited without the express written consent of GMP.

GMP believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by GMP, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion.  The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  This Opinion is not to be construed as a recommendation to any holder of common shares of Northern Orion as to whether to vote in favour of the Transaction.

APPROACH TO FAIRNESS

In connection with the Opinion, GMP has performed a variety of financial and comparative analyses.  In arriving at the Opinion, GMP has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

As part of its analysis, GMP predominantly utilized the discounted cash flow approach combined with certain balance sheet items to produce a net asset value approach. Moreover, GMP utilized to a lesser extent other conventional financial methodologies that included a historical trading analysis and market comparable analysis as well as precedent transaction analysis.

CONCLUSION

Based on and subject to the foregoing and such other factors as GMP considered relevant, GMP is of the opinion that, as of the date hereof, the consideration to be received by the Northern Orion Shareholders under the Transaction is fair, from a financial point of view, to the Northern Orion Shareholders.

Yours very truly,

GMP SECURITIES L.P.

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY		NO. S-074954
	APPENDIX E INTERIM ORDER	VANCOUVER REGISTRY
JUL 23 2007

ENTERED

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NORTHERN ORION RESOURCES INC.

NORTHERN ORION RESOURCES INC.

PETITIONER

INTERIM ORDER

BEFORE MASTER TAYLOR	)	MONDAY THE 23rd DAY
)
	)	OF JULY, 2007

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Northern Orion Resources Inc. (“Northern Orion”) for an Interim Order pursuant to its Petition filed on July 23, 2007 coming on for hearing at Vancouver, British Columbia, on the 23rd day of July, 2007, AND ON HEARING Sean K. Boyle, counsel for Northern Orion, AND UPON READING the Petition herein and the Affidavit of David W. Cohen sworn on July 22, 2007 and filed:

THIS COURT ORDERS THAT

DEFINITIONS

1.                           As used in this Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting of Shareholders and Information Circular of Northern Orion (the “Circular”) attached as Exhibit “A” to the Affidavit of David W. Cohen sworn on July 22, 2007 (the “Cohen Affidavit”).

SPECIAL MEETING

2.                             Pursuant to Sections 289 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Northern Orion is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) in the capital of Northern Orion to be held at 10:00 a.m. (Vancouver time) on August 22, 2007 at the Hyatt Regency Hotel, The Cypress Room, 34th Floor, 655 Burrard Street, Vancouver, British Columbia, to:

(a)                                  consider and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”) adopting and approving, with or without variation, a proposed plan of arrangement (the “Arrangement”) substantially in the form set out at Appendix “C” to the Circular, which is attached as Exhibit “A” to the Cohen Affidavit; and

(b)                                 transact such other business as may properly come before the Meeting or any adjournment thereof.

3.                             The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular and the articles of Northern Orion, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.                             Notwithstanding the provisions of the BCBCA, Northern Orion, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for approval of the Court.  Notice of any such adjournments or postponements shall be given by such method as Northern Orion may determine is appropriate in the circumstances, including by press release, news release, newspaper advertisement, or by notice sent to Shareholders by one of the methods specified in paragraph 9 of this Interim Order.

5.                             The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6.                             Prior to the Meeting, Northern Orion is authorized to make such amendments, revisions or supplements to the Arrangement in accordance with the Arrangement Agreement without any additional notice to the Shareholders, and the Arrangement as so amended, revised and supplemented shall be the Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.                             The record date for determining the Shareholders entitled to receive notice of, attend and vote at the Meeting shall be July 20, 2007, as previously approved by the Board of Directors of Northern Orion (the “Record Date”) or such other date as the Board of Directors of Northern Orion may determine and as disclosed in the Meeting Materials.

NOTICE OF SPECIAL MEETING

8.                             The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Northern Orion shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9.                             The Circular, form of proxy and Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Cohen Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)                                  the Shareholders as they appear on the securities registers of Northern Orion as at the Record Date, such Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods:

(i)                                     by prepaid ordinary or air mail addressed to the Shareholder at his, her or its address as it appears on the applicable securities registers of Northern Orion as at the Record Date;

(ii)                                  by delivery in person or by delivery to the addresses specified in paragraph 9 (a)(i) above; or

(iii)                               by email or facsimile transmission to any Shareholder who identifies himself, herself or itself to the satisfaction of Northern Orion, acting through its representatives, who requests such email or facsimile transmission; and

(b)                                 the directors and auditors of Northern Orion by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting;

and compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

10.                           The Circular, including the Notice of Hearing of Petition (the “Notice Materials”) in substantially the same form as contained in Exhibits “A” and “C” to the Cohen Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, shall be sent to the holders of options to purchase common shares of Northern Orion (“Optionholders”) and to the holders of warrants to purchase common shares of Northern Orion (“Warrantholders”) in accordance with the methods of delivery set out at paragraph 9 of this Interim Order, not later than twenty-one (21) days prior to the date of the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of Northern Orion’s application for the Final Order.

11.                           Accidental failure of or omission by Northern Orion to give notice to any one or more Shareholders, Optionholders or Warrantholders (collectively, the “Securityholders”), or the non-receipt of such notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Northern Orion (including, without limitation, any inability to use postal services) shall not constitute a breach of this Interim Order, or in relation to notice to Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Northern Orion then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

12.                           The Meeting Materials and Notice Materials shall be deemed, for the purposes of this Order, to have been received:

(a)                                  in the case of mailing, when deposited in a post office or public letter box;

(b)                                 in the case of delivery in person, upon personal delivery or upon delivery to the person’s address in paragraph 9 above; and

(c)                                  in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

13.                           Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials or Notice Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraph 9 herein, as determined by the Board of Directors of Northern Orion.

QUORUM AND VOTING

14.                           The quorum for the Meeting shall be the quorum for meetings of shareholders pursuant to the articles of Northern Orion.

15.                           The votes taken at the Meeting shall be taken on the basis of one vote per common share and the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 75% of the aggregate votes cast by the Shareholders, voting as a single class, present in person or represented by proxy at the Meeting.  Optionholders and Warrantholders shall not be entitled to vote at the Meeting.

16.                           In all other respects, the terms, restrictions and conditions of the articles of Northern Orion will apply in respect of the Meeting.

PERMITTED ATTENDEES

17.                           The only persons entitled to attend the Meeting shall be the registered Shareholders or their respective proxyholders as of the Record Date, Northern Orion’s directors, officers, auditors and advisors, representatives of Yamana and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEER

18.                           A representative of Northern Orion’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

19.                           Northern Orion is authorized to use the form of proxy in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Cohen Affidavit and Northern Orion may in its discretion waive generally the time limits for deposit of proxies by Shareholders.  Northern Orion is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

20.                           The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

DISSENT RIGHTS

21.                           Each registered Shareholder shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237-247 of the BCBCA and the Arrangement, except that in order for a dissenting Shareholder to be entitled to make a claim pursuant to Section 242, written objection must be received by Northern Orion, at Suite 250, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9, Attention: David Cohen, President and C.E.O., by or before 10:00 a.m. (Vancouver time) on August 20, 2007.

APPLICATION FOR FINAL ORDER

22.                           Upon the approval, with or without variation by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, Northern Orion may apply to this Court for an Order:

(a)                                  pursuant to BCBCA Section 291(4)(a) approving the Arrangement; and

(b)                                 pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement are fair and reasonable.

(collectively, the “Final Order”)

and that the hearing of the Final Order will be held on August 27, 2007 at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

23.                           The form of Notice of Hearing of Petition is hereby approved as the form of Notice of Proceedings for such approval.  Any Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

24.                           Any Securityholder seeking to appear at the hearing of the application for the Final Order shall:

(a)                                  file an Appearance, in the form prescribed by the Rules of Court, with this Court; and

(b)                                 deliver the filed Appearance, to the Petitioner’s solicitors at:

BLAKE, CASSELS & GRAYDON LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Sean K. Boyle

by or before 4:00 p.m. (Vancouver time) on August 23, 2007.

25.                           Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of the within proceedings and no other form of service need be made and no other material need be served on such persons in respect of these proceedings and that service of the affidavits in support is dispensed with.

26.           The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Northern Orion and persons who have delivered an Appearance in accordance with this Interim Order.

27.           In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided with notice of the adjourned hearing date.

VARIANCE

28.           The Petitioner shall be entitled, at any time, to apply to vary this Order.

29.           Rules 44 and 51A of the Rules of Court will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

BY THE COURT
DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM	[SIGNATURES ILLEGIBLE]

/s/ Sean K. Boyle
Solicitor for the Petitioner
Sean K. Boyle

NO. S-074954
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NORTHERN ORION RESOURCES INC.

NORTHERN ORION RESOURCES INC.

PETITIONER

INTERIM ORDER

SEAN K. BOYLE
Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, BC, V7X 1L3

(604) 631-3300

APPENDIX F NOTICE OF HEARING OF PETITION

NO. S-074954
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NORTHERN ORION RESOURCES INC.

NORTHERN ORION RESOURCES INC.

PETITIONER

NOTICE OF HEARING OF PETITION

TO:	NORTHERN ORION RESOURCES INC.
AND TO:	THE SECURITYHOLDERS OF NORTHERN ORION RESOURCES INC.

NOTICE IS HEREBY GIVEN that a Petition has been filed by Northern Orion Resources Inc. (the “Petitioner”) in the Supreme Court of British Columbia for approval of a plan of arrangement (the “Arrangement”), pursuant to Section 288 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced July 23, 2007, the Court has given directions as to the calling of a special meeting of the holders of common shares (the “Shareholders”) of the Petitioner for the purpose of considering and voting upon the Arrangement and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the Shareholders and holders of options and warrants to purchase common shares of the

Petitioner (collectively the “Securityholders”) shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on the 27th day of August, 2007, at 9:45 a.m. (Vancouver time), or so soon thereafter as counsel may be heard (the “Final Application”).

IF YOU WISH TO BE HEARD, any Securityholder of the Petitioner affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on August 23, 2007.

The Petitioner’s address for delivery is: c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia  V7X 1L3, Attention:  Sean K. Boyle.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION OR ANY FURTHER PROCEEDINGS HEREIN, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Appearance” as aforesaid.  You may obtain a form of “Appearance” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 23rd day of July, 2007.

/s/ Sean K. Boyle
SOLICITOR FOR THE PETITIONER
SEAN K. BOYLE

NO. S-074954
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

NORTHERN ORION RESOURCES INC.

NORTHERN ORION RESOURCES INC.

PETITIONER

NOTICE OF HEARING OF PETITION

SEAN K. BOYLE

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC, V7X 1L3

(604) 631-3300

APPENDIX G COMPARISON OF SHAREHOLDER RIGHTS

Comparison of Shareholder Rights

On completion of the Arrangement, Northern Orion Shareholders will become shareholders of Yamana. Since Yamana is a federal corporation, the rights of the shareholders of Yamana are governed by the Canada Business Corporations Act (the “CBCA”), and by Yamana’s articles and by-laws. Since Northern Orion is a British Columbia corporation, the rights of Northern Orion Shareholders are governed by the Business Corporations Act (British Columbia) (the “BCBCA”) and by Northern Orion’s notice of articles and articles.

The following is a summary comparison of certain of the current rights of Northern Orion Shareholders under the BCBCA and Northern Orion’s notice of articles and articles, and the rights that Northern Orion Shareholders will have as Yamana Shareholders under the CBCA and Yamana’s articles and by-laws upon completion of the Arrangement.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the BCBCA, the CBCA, Northern Orion’s notice of articles, Northern Orion’s articles, Yamana’s articles and Yamana’s by-laws.

Corporate Governance

Northern Orion.        The rights of Northern Orion Shareholders are governed by British Columbia corporate law and the notice of articles and articles of Northern Orion.

Yamana.                                                 The rights of Yamana Shareholders are governed by Canadian federal corporate law and the articles and by-laws of Yamana.

Authorized Share Capital

Northern Orion.        The BCBCA permits shares with or without par value.

Yamana.                                                 The CBCA does not permit shares with par value.

The authorized share capital of Yamana currently consists of an unlimited number of common shares and an unlimited number of first preference shares issuable in shares, issuable in series. As of July 11, 2007, there were issued and outstanding 355,200,073 common shares of Yamana, no first preferred shares, and options and warrants to acquire an aggregate of 27,597,422 common shares of Yamana.

Number, Classification and Election of the Board of Directors

Northern Orion.        Northern Orion’s articles provide that the number of directors may be fixed or changed from time to time by ordinary resolution with each director elected for a term expiring at the next succeeding annual meeting of shareholders after his or her election. The Northern Orion Board currently consists of six (6) directors.

The Northern Orion Board is not divided into separate classes of directors. The Northern Orion articles do not permit cumulative voting for the election of directors.

Yamana.                                                 Yamana’s articles provide that the number of directors of the corporation shall consist of a minimum of three (3) and a maximum of ten (10) members. The number of directors may be fixed by the board of directors within this range from time to time. As of the date of this Circular, the Yamana Board consists of eight (8) directors.

The Yamana Board is not divided into separate classes of directors and neither Yamana’s articles nor by-laws permit cumulative voting for the election of directors. Upon completion of the Arrangement, the Yamana Board will consist of eight directors, all of which will be Yamana nominees.

Director Qualifications

Northern Orion.        Neither the articles of Northern Orion nor the BCBCA place any residency restrictions on the Northern Orion Board.

Yamana.                                                 At least 25% of the directors of a corporation governed by the CBCA generally must be resident Canadians and the directors may not transact business at a meeting of directors unless at least 25% of the directors present are resident Canadians.

Yamana’s by-laws provide that no business, other than the filling of a vacancy on the board, shall be transacted at a meeting of the board unless a majority of the directors present are resident Canadians, except where a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting and a majority of resident Canadian directors would have been present had that director been present at the meeting.

Removal of Directors

Northern Orion.        The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.  Northern Orion’s articles do not specify another method for removal of directors.

Yamana.                                                 Under the CBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. Where the articles provide for cumulative voting, a director may not be removed from office if the votes cast against the director’s removal would be sufficient to elect him or her and such votes could be voted cumulatively at an election at which the same total number of votes were cast and the number of directors required by the articles were then being elected.

Newly Created Directorships and Vacancies

Northern Orion.        The BCBCA provides that, unless the articles provide otherwise, vacancies on the board of directors resulting from the removal of a director (other than a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint a director) may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. A casual vacancy may be filled by the remaining directors. A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor in office. Vacancies on the board resulting from the removal of a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors will be filled by such shareholders at the meeting at which the director is removed or by those shareholders or by the remaining directors elected or appointed by those shareholders. A casual vacancy that occurs among directors elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors may be filled by the remaining directors elected or appointed by those shareholders, or where there are no directors elected or appointed by those shareholders, by a unanimous resolution or meeting of those shareholders.

Northern Orion’s articles provide the Northern Orion Board with the authority to fill any casual vacancy. The directors can also appoint additional directors between annual general meetings provided that the number of directors so appointed does not exceed one-third of the number of current directors.

Yamana.                                                 Under the CBCA, subject to the articles of the corporation, a vacancy among the directors may generally be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or maximum number of directors, or from a failure to elect the number or minimum number of directors required by the articles. Each director appointed or elected to fill a vacancy holds office for the unexpired term of the director’s predecessor.

Meetings of the Board of Directors

Northern Orion.        Northern Orion’s articles provide that a director may, and the secretary or an assistant secretary, if any, on the request of a director must, call a meeting of the Northern Orion Board at any time.  Reasonable notice of such meeting specifying the place, day and hour of such meeting to each of the directors, but it shall not be necessary to give notice of a meeting of directors to any director who is, at the time, not in the Province of British Columbia or if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed. Northern Orion’s articles provide that a quorum for purposes of the transaction of business may be set by the directors and, if not so set, is deemed to be a majority of the directors.

Yamana.                                                 Yamana’s by-laws provide that meetings of the board shall be held from time to time at such places within or outside Canada (or by such communication facilities as are permitted by the CBCA) on such days and at such times as any two directors or the Chief Executive Officer or the President or any Vice-President who is a director or any other officer designated by the board may determine.  Notice of the time and of the place or manner of participation for every meeting of the board shall be sent to each director not less than 24 hours (excluding holidays) before the time of the meeting. Under the CBCA, subject to the articles or by-laws of the corporation, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors.

Yamana’s by-laws provide that quorum for meetings of directors shall be 40% of the directors then in office or, if that is a fraction, the next larger whole number of directors).

Meetings of Shareholders

Northern Orion.        Under the BCBCA, general meetings must be held in British Columbia unless (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the company from approving a location outside of British Columbia; or (iii) the location for the meeting is approved in writing by the registrar before the meeting is held.

Under the BCBCA, a company must hold an annual general meeting, for the first time, not later than eighteen months after the date on which it was recognized and subsequently not later than fifteen months after holding the last preceding annual general meeting and may at any time call a special meeting of shareholders. The Northern Orion articles provide that, subject to any extensions permitted pursuant to the BCBCA, an annual general meeting of shareholders shall be held once in every calendar year at such time (not being more than thirteen (13) months after the holding of the last preceding annual general meeting) and place as may be determined by the directors. Under the BCBCA, the holders of not less than 5 per cent of the issued shares of a company that carry the right to vote at general meetings may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements of the BCBCA for making such a requisition, the directors must call a general meeting of shareholders to be held not more than 4 months after the date on which the requisition is received by the company to transact the business stated in the requisition. If the directors fail to send notice of a general meeting within 21 days after the date on which the requisition is received, then the requisitioning shareholders, or any one or more of them holding more than 2.5% of the company that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

Yamana.                                                 Under the CBCA, a meeting of shareholders may be held at a place within Canada provided in the by-laws or, in the absence of such provision, at the place with in Canada that the directors determine.  A meeting of shareholders may also be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Under the CBCA, the directors of a corporation shall call an annual meeting of shareholders not later than eighteen months after the corporation comes into existence and subsequently not later than fifteen months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. The Yamana by-laws provide that the annual meeting of shareholders shall be held no later than the earlier of (i) six (6) months after the end of each financial year and (ii) fifteen (15) months after the corporation’s last annual meeting of shareholders. Under the CBCA, the holders of not less than 5 per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements of the CBCA for making such a requisition, the directors must call a meeting of shareholders and if they fail to do so within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting.

Quorum for Meetings of the Shareholders

Northern Orion.      Northern Orion’s articles provide that a quorum for the transaction of business at a general meeting of shareholders is two persons who are, or who represent by proxy, shareholders who in the aggregate hold not less than 5% of the issued shares entitled to be voted at the meeting. A quorum need not be present throughout the meeting. If a quorum is not present within half an hour from the time appointed for a general meeting, the meeting stands adjourned to the same day during the next week at the same time and place, except that if the meeting was requisitioned by shareholders, the meeting will be dissolved. If a quorum is not present at the adjourned meeting, the persons present in person or by proxy and who are entitled to vote at the meeting will constitute quorum.

Yamana.                                                 Yamana’s by-laws provide that the presence of at least two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or proxyholders will constitute a quorum for a meeting. Under the CBCA, if a quorum is present at the opening of a meeting of shareholders, the shareholders present may, unless the by-laws otherwise provide, proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders or within a reasonable time thereafter, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

Certain Voting Requirements

Under the BCBCA and the CBCA, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations (winding-ups), dissolutions (under the CBCA only) and arrangements, require approval by special resolution. The BCBCA permits amalgamations with foreign corporations, but the CBCA does not.

In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

Northern Orion.        Under the BCBCA, a resolution passed by a special majority at a general meeting for which proper notice has been provided constitutes a special resolution. A special majority is a majority of votes, as specified by the articles, that is not less than 66 2/3% and not more than 75% of the votes cast on the resolution. A resolution consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings also constitutes a special resolution. The BCBCA permits a company to alter its articles to require certain actions to be passed by an exceptional resolution, which would require a majority of votes greater than a special majority.

A special resolution at a general meeting of Northern Orion must be passed by at least 75% of the votes cast on the resolution. Each Northern Orion Share entitles the holder to one vote on each matter upon which Northern Orion Shareholders have the right to vote.

Yamana.                                                 Under the CBCA, a special resolution is a resolution passed at a special meeting of shareholders by at least 66 2/3% of the votes cast. Each common share in the capital of Yamana entitles the holder to one vote on each matter upon which shareholders have the right to vote.

Amendments of Notice of Articles (BCBCA) and Articles (CBCA)

Northern Orion.        Under Northern Orion’s articles, certain amendments to the notice of articles require approval by ordinary resolution.

Yamana.                                                 Under the CBCA, any amendment to the articles generally requires approval by special resolution, being a resolution passed at a special meeting of the shareholders by at least 66 2/3% of the votes cast.

Amendments of Articles (BCBCA)/Bylaws (CBCA)

Northern Orion.        Under the BCBCA, except where otherwise specified in the BCBCA, a company may alter its articles by the type of resolution (special resolution or otherwise) specified by its articles. Where neither the BCBCA nor the company’s articles specify the type of resolution, the articles may be altered by special resolution.

Yamana.                                                 The CBCA provides that, unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-law that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, the by-law, amendment or repeal will cease to be effective on the date of the meeting of shareholders at which it should have been submitted, and no subsequent resolution of the directors to adopt, amend or repeal a by-law having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Oppression Remedy

Northern Orion.        Under the BCBCA, a shareholder has the right to apply to court on the ground (a) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more shareholders, or (b) that some act of the company has been done or is threatened, or that some resolution of shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders. The court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

Yamana.                                                 Under the CBCA, the right to bring an oppression action extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action.

Such parties may apply to court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (a) any act or omission of the corporation or its affiliates effects or threatens to effect a result, (b) the business or affairs of the corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner, or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer. The court may make any interim or final order it thinks fit, including an order restraining the conduct complained of.

Shareholder Derivative Actions

Northern Orion.        Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of a company to (a) enforce a legal right, duty or obligation owed to the company that could be enforced by the company itself or (b) obtain damages for any breach of such an obligation.

Yamana.                                                 Under the CBCA, the right to bring an action in the name and on behalf of a corporation or any of its subsidiaries or intervene in an action to which any such corporation is a party, for the purposes of prosecuting, defending or discontinuing the action on behalf of the corporation extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action.

Indemnification of Officers and Directors

Northern Orion.        Under the BCBCA, current or former directors or officers of a company or an associated corporation, or any of their heirs and personal or other legal representatives, are eligible to be indemnified by the company (each an “eligible party”).

A company may indemnify an eligible party against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of certain proceedings incurred in connection with eligible proceedings and certain associated reasonable expenses. In certain circumstances, a company may advance expenses.

A company must not indemnify an eligible party in certain circumstances, including where the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, or where, in proceedings other than civil proceedings, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct was lawful. In addition, a company must not indemnify an eligible party in proceedings brought against the eligible party by or on behalf of the company or an associated corporation.

Yamana.                                                 Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (each an “indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative, investigative or other proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation or other body corporate; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

An indemnifiable person is entitled to indemnification from the corporation under the CBCA if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfills the conditions set out in (i) and (ii) above. With court approval, a corporation may also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (i) and (ii), above.

APPENDIX H DISSENT PROVISIONS

SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)          in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)         in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)          in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)          the court orders otherwise, or

(b)         in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)          under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)         under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)          under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)         in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)          under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)            under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)         in respect of any other resolution, if dissent is authorized by the resolution;

(h)         in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)          prepare a separate notice of dissent under section 242 for

(i)              the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)           each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)         identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)          dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)          dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)         cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)          provide to the company a separate waiver for

(i)              the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)           each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)         identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)          the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)         any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)          a copy of the proposed resolution, and

(b)         a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)          a copy of the proposed resolution, and

(b)         a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)          a copy of the resolution,

(b)         a statement advising of the right to send a notice of dissent, and

(c)          if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)          a copy of the entered order, and

(b)         a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)          if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)         if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)          if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)              the date on which the shareholder learns that the resolution was passed, and

(ii)           the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)          on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)         if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)          within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)         if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)          if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)         if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)              the names of the registered owners of those other shares,

(ii)           the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)        a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)          if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)              the name and address of the beneficial owner, and

(ii)           a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)          if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)              the date on which the company forms the intention to proceed, and

(ii)           the date on which the notice of dissent was received, or

(b)         if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)          be dated not earlier than the date on which the notice is sent,

(b)         state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)          advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)          a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)         the certificates, if any, representing the notice shares, and

(c)          if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)          be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)         set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)              the names of the registered owners of those other shares,

(ii)           the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)        that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)          the dissenter is deemed to have sold to the company the notice shares, and

(b)         the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)          promptly pay that amount to the dissenter, or

(b)         if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)          determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)         join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)          make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)          pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)         if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)          the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)         if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)          the company is insolvent, or

(b)         the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)          the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)         the resolution in respect of which the notice of dissent was sent does not pass;

(c)          the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)         the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)          the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)            a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)         with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)         the notice of dissent is withdrawn with the written consent of the company;

(i)              the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)          the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)         the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)          the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX I CERTAIN INFORMATION REGARDING
THE DIRECTORS AND EXECUTIVE OFFICERS OF YAMANA

The name, province or state and country of residence, position or office held and period(s) served as a director with Yamana and principal occupation during the past five years of each director and executive officer of the Company are described below:

Name, Province/State and Country of Residence	Position with Yamana and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years

PETER MARRONE Residence — Ontario, Canada Citizenship — Canadian Age — 47	Chairman, Chief Executive Officer and a Director since July 31, 2003

Chairman and Chief Executive Officer of Yamana and former President of Yamana since 2003 to present; Executive Vice President and Managing Director, Investment Banking of Canaccord Capital Corporation from 2001 until 2003

ANTENOR F. SILVA, JR. Residence — Rio de Janeiro, Brazil Citizenship — Brazilian Age — 65	President and Chief Operating Officer and a Director since July 31, 2003	President and Chief Operating Officer of Yamana since 2003 to present; Chief Operating Officer of Santa Elina Mines Corporation from 1994 to 2003

PATRICK J. MARS Residence — Ontario, Canada Citizenship — Canadian Age — 67	Director since August 16, 2001(1)	President of P.J. Mars Investments Limited (private investment company); Chairman of SAGE Gold Inc. since 2001 to present; Mining consultant

JUVENAL MESQUITA FILHO Residence — São Paulo, Brazil Citizenship — Brazilian Age — 57	Director since July 31, 2003	President of Mineração Santa Elina S/A (mining company) since 1988 to present; Director of Santa Elina Mines Corporation since 1996 to present

C. NIGEL LEES Residence — Ontario, Canada Citizenship — British Age — 64	Director since June 16, 2005

President of C.N. Lees Investments Limited (private investment and consulting company) since 1980 to present; President and Chief Executive Officer of SAGE Gold Inc. since 2003 to present; former President and Chief Executive Officer of Sunblush Technologies Corporation from 1994 to 2002

DINO TITARO Residence — Ontario, Canada Citizenship — Canadian Age — 55	Director since August 5, 2005

President and Chief Executive Officer of Carpathian Gold Inc. from 2003 to present; former President and Chief Executive Officer of A.C.A. Howe International Limited (a geological and mining consulting firm) from 1986 to 2003

VICTOR H. BRADLEY Residence — Ontario, Canada Citizenship — Canadian Age — 71	Director since February 7, 1995

Chairman of Aura Gold Inc. and former President and Chief Executive Officer of Aura Gold Inc. since 2006 to present; President and Chief Executive Officer of Yamana from 1994 until 2003; President and Chief Executive Officer of Nevoro Inc. since 2007 to present; Chairman of Osisko Explorations Ltée since 2006 to present; mining consultant; Chartered Accountant

JOHN A. BEGEMAN Residence — South Dakota, United States Citizenship — United States Age — 53	Director since May 2, 2007

Chief Operating Officer of Wolfden Resources Inc. since 2006 to present; Vice President of Goldcorp Inc. and Mine Superintendent, Mine Manager and General Manager within Goldcorp. Inc. from 1987 to 2006

Name, Province/State and Country of Residence	Position with Yamana and Period(s) Served as a Director	Current Principal Occupation and during the Past Five Years

CHARLES B. MAIN Residence — Ontario, Canada Citizenship — Canadian Age — 50	Vice President, Finance and Chief Financial Officer

Vice President, Finance and Chief Financial Officer of Yamana since 2003 to present; Director of Corporate Development of Newmont Capital Corporation, Vice-President of Normandy Mining Limited and Chief Financial Officer and Director of Banff Resources Ltd. from 2000 to 2003; Chartered Accountant.

GREG MCKNIGHT Residence — Ontario, Canada Citizenship — Canadian Age — 45	Vice President, Business Development	Vice President, Business Development of Yamana since 2004 to present; Director of Investment Banking Division of Canaccord Capital Corporation from 2001 to 2004

EVANDRO CINTRA Residence — São Paulo, Brazil Citizenship — Brazilian Age — 44	Vice President, Exploration	Vice President, Exploration of Yamana since 2003 to present; Exploration Director for Yamana from 2003 to 2006 and Ore Reserves Manager for Santa Elina Mines Corporation from 1998 to 2003

LUDOVICO COSTA Residence — São Paulo, Brazil Citizenship — Brazilian Age — 49	Vice President, Operations	Vice President, Operations of Yamana since 2007 to present; senior management positions at Companhia Vale do Rio Doce (CVRD) from 2003 to 2006 and at Rio Tinto plc from 2000 to 2003

ARÃO PORTUGAL Residence — São Paulo, Brazil Citizenship — Brazilian Age — 53	Vice President, Administration and Human Resources

Vice President, Administration and Human Resources of Yamana since 2004 to present; General Manager and Director of Mineração Fazenda Brasileiro and Yamana Desenvolvimento Mineral S.A. (subsidiaries of Yamana) from 2003 to 2004; various senior executive positions within Companhia Vale do Rio Doce (CVRD) from 1975 to 2003

JACQUELINE A. JONES Residence — Ontario, Canada Citizenship — Canadian Age — 43	Vice President, Legal, General Counsel and Assistant Corporate Secretary	Vice President, Legal, General Counsel and Assistant Corporate Secretary of Yamana since 2005 to present; Counsel, Securities, at Nortel Networks (telecommunications equipment maker) from 1999 to 2005

MARK T. BENNETT Residence — Ontario, Canada Citizenship — Canadian Age — 37	Corporate Secretary	Partner at the law firm of Cassels Brock & Blackwell LLP since 2001 to present

(1)                                  Mr. Mars also served as a director of the Company between February 7, 1995 and February 18, 1999.

Any questions and requests for assistance may be directed to:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1 800 775 5159

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272